UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 27, 2025

Or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 000-50307

FormFactor, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**13-3711155**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
7005 Southfront Road, Livermore, California	**94551**
(Address of principal executive offices)	(Zip Code)

(925) 290-4000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value	**FORM**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of the Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepares or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Aggregate market value of registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a share of the registrant's common stock on June 27, 2025 (the last business day of the registrant's most recently completed second quarter) as reported by Nasdaq Global Select Market on that date: $1,912.3 million.

The number of shares of the registrant's common stock, par value $0.001 per share, outstanding as of February 13, 2026 was 77,917,947 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, which will be filed within 120 days of the end of the registrant's fiscal year ended December 27, 2025, are incorporated by reference in Part III hereof. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the Proxy Statement is not deemed to be filed as a part of this Annual Report on Form 10-K.

FORMFACTOR, INC.
Form 10-K for the Fiscal Year Ended December 27, 2025
Index

Throughout this Annual Report on Form 10-K, we refer to FormFactor, Inc. and its consolidated subsidiaries as "the Company," "FormFactor," "we," "us," and "our." Our fiscal year ends on the last Saturday in December. Our last three fiscal years ended on December 27, 2025, December 28, 2024 and December 30, 2023.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 and the Securities Act of 1933, which are subject to known and unknown risks and uncertainties. The forward-looking statements include statements concerning, among other things, our business strategy (including the influence of anticipated trends and developments in our business and the markets in which we operate), financial results, operating results, revenues, gross margins, liquidity, operating expenses, products, projected costs and capital expenditures, research and development programs, sales and marketing initiatives, competition, and the impact of accounting standards. In some cases, you can identify these statements by our use of forward-looking words, such as "may," "might," "will," "could," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend" and "continue," the negative or plural of these words and other comparable terminology. Forward-looking statements are based on information available to us as of the filing date of this Annual Report on Form 10-K and our current expectations about future events, which are inherently subject to change and involve known and unknown risks and uncertainties. You should not place undue reliance on these forward-looking statements. We have no obligation to update any of these statements, and we assume no obligation to do so. Actual events or results may differ materially from those expressed or implied by these statements due to various factors, including but not limited to the matters discussed below in the section entitled "Item 1A: Risk Factors," and elsewhere in this Annual Report on Form 10-K.

Our operating results have fluctuated in the past and are likely to continue to fluctuate. You should not rely on period-to-period comparisons of our financial results as indicators of our future performance. Some of the important factors that could cause our revenues, operating results and outlook to fluctuate from period to period include:

- customer demand for and adoption of our products;
- market and competitive conditions in our industry, the semiconductor industry and the economy as a whole;
- the timing and success of new technologies and product introductions by our competitors and by us;
- our ability to work efficiently with our customers on their qualification of our new technologies and products;
- our ability to deliver reliable, cost-effective products that meet our customers' testing requirements in a timely manner;
- our ability to transition to new product architectures to solve next-generation semiconductor test and measurement challenges, and to bring new products into volume production on time and at acceptable yields and cost;
- our ability to implement measures for enabling efficiencies and supporting growth in our design, applications, manufacturing and other operational activities;
- changes in trade, tariff or export regulations in the markets where we produce or sell our products;
- the reduction, rescheduling or cancellation of orders by our customers;
- our ability to collect accounts receivable owed by our customers;
- our product and customer sales mix and geographical sales mix;
- reductions in the prices or the profitability of our products due to competitive pressures or other factors;
- the timely availability or the cost of labor, components and materials utilized in our products;
- our ability to efficiently optimize manufacturing capacity and production yields as necessary to meet customer demand and ramp variable production volumes at our manufacturing facilities;
- our ability to protect our intellectual property against infringement and continue our investment in research and development and design activities;
- the timing of and return on our investments in research and development;
- any disruption in the operation of our manufacturing facilities;
- risks to the Company's realization of benefits from acquisitions and investments in capacity and data systems; and
- factors impacting political and global economic stability, including natural disasters, pandemics, military conflicts, inflation, and other factors acting alone or in combination.

PART I

Item 1: *Business*

General

FormFactor, Inc. is a leading provider of electrical and optical test and measurement technologies along the full semiconductor product lifecycle - from characterization, modeling, reliability, and design de-bug, to qualification and production test. We provide a broad range of high-performance probe cards, analytical probes, probe stations, thermal systems, and cryogenic systems to both semiconductor companies and scientific institutions. Our products provide electrical and optical information from a variety of semiconductor and electro-optical devices and integrated circuits from early research, through development, to high-volume production. Customers use our products and services to accelerate profitability by optimizing device performance, reducing scrap, and improving yields.

Founded in 1993, we introduced our first product in 1995. From time to time, we have acquired businesses to help transform our business into a semiconductor test and measurement market leader with greater scale, diversification, breadth and market opportunities from Lab to Fab. We continue to evaluate opportunities to acquire businesses and technologies to further these goals.

As of December 27, 2025, we operate in two reportable segments consisting of the Probe Cards segment and the Systems segment. Sales of our probe cards and analytical probes are included in the Probe Cards segment, while sales of our probe stations, thermal systems and cryogenic systems are included in the Systems segment.

Products

We design, manufacture and sell multiple product lines, including probe cards, analytical probes, probe stations, thermal systems, cryogenic systems, and related services.

Probe Cards. Our probe cards utilize a variety of technologies and product architectures, including micro-electromechanical systems (MEMS) technologies. We use advanced design and automation technologies to enable rapid and cost-effective manufacturing of resilient composite contact elements with characteristic length scales of a few microns. These contact elements are designed to provide a specific range of forces on and across a chip's bond pad, solder bump, micro-bump, through-silicon-via (TSV), or copper pillar, during the test process, and maintain their shape and position over a range of compression levels. In addition, while maintaining these mechanical characteristics, the contact elements must achieve reliable and high-fidelity electrical contact through wafer surfaces that are generally oxidized or otherwise contaminated, and must maintain these attributes over hundreds of thousands, and even millions, of compression cycles. Our range of capabilities enable us to rapidly produce customer-design specific probe cards that deliver leading precision, quality, reliability, and electro-mechanical performance.

Our probe cards are customized to our customers' unique wafer and chip designs by modifying and adapting our standard product architectures to meet each customer's specific wafer layouts, chip layouts, and electrical test requirements. We offer probe cards to test a wide range of semiconductor device types, including logic system-on-chip (SoC) devices such as high-performance computing chips (graphics processing units, central processing units, digital processing units, and other custom application-specific processing units); consumer devices (mobile application processors, microprocessors, and microcontrollers); network devices such as switches and network processing units; dynamic random-access memory (DRAM), including high-bandwidth memory (HBM); radio-frequency amplifiers and filters; antenna-in-package devices; analog and mixed-signal integrated circuits; image sensors; co-packaged optical integrated circuits (ICs); NAND flash memory; NOR flash memory; and quantum computing processors.

For many advanced applications, our products must maintain tens of thousands, and sometimes even hundreds of thousands, of simultaneous high-fidelity low-impedance electrical contacts with the corresponding chip contacts on the wafer. Our present technologies enable probe cards with over 150,000 contact elements with spacings as small as 40 microns over geometries as large as an entire 300mm wafer. In addition, for high signal-fidelity devices such as wireless radio frequency transceivers and automotive radar chips, our probe card technologies are capable of testing at millimeter-wave frequencies currently exceeding 80 GHz.

We have invested, and intend to continue to invest, considerable resources in proprietary probe card design tools and processes. These tools and processes are intended to enable the rapid and accurate customization of products required to meet customer requirements, including automated routing and trace length adjustment within our probe cards, to rapidly design complex structures.

In addition, some of our customers test certain chips over a large range of operating temperatures, such as for automotive and cryogenic applications. We design probe cards to provide for a precise match with the thermal expansion characteristics of the wafer under test across the range of test operating temperatures. For many of our products, our customers can use the same probe card for both low and high temperature testing. We also design probe cards for customers that require extreme positional accuracy at a specific temperature.

Through ongoing investments in both our technology and operations, we continue to innovate and improve so that our products will meet customers' future technical roadmap performance, quality, and commercial requirements. We also focus on leveraging these ongoing investments across all advanced probe card markets to realize synergies and economies of scale to benefit our competitiveness, time-to-market and overall profitability.

Analytical Probes. We offer over 50 different analytical probe models for engineering and production testing. Analytical probes are used for a diverse set of applications, including device characterization, electrical simulation model development, failure analysis, and prototype design debugging. Our customers for analytical probes include universities, research institutions, semiconductor integrated device manufacturers, semiconductor foundries, and fabless semiconductor companies. We continue to add new models of analytical probes that address measurements with increasing measurement complexity and at higher frequencies.

Probe Stations. Probe stations, also referred to as probe systems, are a critical tool for the development of new generations of semiconductor and electro-optical processes and designs. Probe stations are highly configurable for the required measurements, the size and type of wafer under test, the characteristics of the device design to be tested, and the temperatures at which testing is to be performed. Process development and design complexities have continually increased with each new generation of semiconductor technology to accommodate smaller design geometries, complex 3-D architectures, new materials and more layers. Probe systems are a fundamental tool for characterizing and verifying electrical performance and reliability to enable new semiconductor technologies. We design our probe systems for semiconductor development engineers to capture and analyze more accurate data in a shorter amount of time and to be able to control and manage testing at temperatures from near absolute zero to hundreds of degrees centigrade.

We build upon our probe stations to create integrated measurement systems that provide complete solutions for our customers' complex measurement requirements. These systems include test instrumentation, probe, cabling configurations, and software to enable fast, accurate, on-wafer data collection for complex application and measurement needs. We offer pre-configured and customized measurement systems for production testing, power device characterization, vacuum probing, cryogenic probing, high-pressure probing, photonics testing, and a variety of other specialized applications.

We are collaborating with certain customers to transition from the lab to the fab with co-packaged optics, which is poised to revolutionize chip-to-chip communication in the data center by significantly reducing power consumption at high data rates. As silicon photonics matures and moves to high-volume-production in the coming years, we expect that our leadership positions in combined electrical and optical test may provide new growth.

Thermal Subsystems. Our thermal subsystems include thermal chucks and other test systems used in probe stations and other applications where precise temperature management is required. Thermal chuck systems enable the testing of devices at precise temperatures or across a range of temperatures. These systems are both marketed externally and allow for vertical integration with our probe stations.

Cryogenic Systems. Our cryogenic systems include the manufacture of precision cryogenic instruments and semiconductor test and measurement systems. These include advanced cryogenic probe systems to test complete wafers or singulated die, as well as dilution refrigerator cryostats used in various applications at temperatures close to absolute zero, including quantum and superconducting computing applications, astronomy, and other situations where cryogenic temperature management is required. These systems are marketed externally and designed to enable vertical integration with our existing cryogenic wafer and chip probe stations and cryogenic probes.

Services and Support. In addition to routine installation services at the time of sale, we offer services to enable our customers to maintain and more effectively utilize our products and to enhance our customer relationships. Our applications engineers assist our customers in test methodologies to make advanced measurements during process and product development, and during mass production, along with offering traditional maintenance services.

Customers
Our customers include companies, universities and institutions that design and develop or manufacture semiconductor and semiconductor related products in the foundry & logic, DRAM, flash, display, sensor and quantum computer markets. Our

customers use our products to test nearly all semiconductor device types, including SoC devices such as high-performance computing chips (graphics processing units, central processing units, digital processing units, and other custom application-specific processing units); consumer devices (mobile application processors, microprocessors, and microcontrollers); network devices such as switches and network processing units; DRAM, including HBM; radio-frequency amplifiers and filters; antenna-in-package devices; analog and mixed-signal integrated circuits; image sensors; co-packaged optical ICs; NAND flash memory; NOR flash memory; and quantum computing processors.

Fabless semiconductor suppliers do not manufacture their own semiconductors, but they purchase our analytical probes, probe stations, and other System segment products for research and development, and device characterization. They also purchase, or direct their foundries or wafer test facilities to purchase, our probe cards to test wafers manufactured for them.

We consider timely service and support to be an important aspect of our relationship as our products are critical elements of high-volume manufacturing and design-specific product ramps. Our probe stations are installed at customer sites either by us, our manufacturers' representatives or our distributors, depending on the complexity of the installation and the customer's geographic location. We assist our customers in the selection, integration and use of our products through application engineering support. We also provide worldwide on-site probe card maintenance and service training, seminars and telephone support. In certain geographic regions, and for selected products, our manufacturers' representatives and distributors provide additional service and support.

Information concerning revenue concentration by customer appears under Note 2 of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. The following customers represented 10% or more of our quarterly revenues for the quarters indicated:

	Fiscal Quarters Ended							
	Dec 27, 2025	Sep 27, 2025	Jun 28, 2025	Mar 29, 2025	Dec 28, 2024	Sep 28, 2024	Jun 29, 2024	Mar 30, 2024
SK hynix Inc.	19.2%	24.5%	25.0%	23.3%	22.0%	18.1%	19.5%	15.5%
Intel Corporation	*	*	12.4%	12.0%	*	17.1%	16.7%	15.7%
Taiwan Semiconductor Manufacturing Company Ltd.	*	*	10.4%	*	*	*	*	*
Samsung Electronics Co., Ltd.	*	*	*	*	*	*	*	12.4%
	19.2%	24.5%	47.8%	35.3%	22.0%	35.2%	36.2%	43.6%

* Less than 10% of revenues.

Manufacturing

Our probe cards are designed for each of our customers' unique chip design, by modifying and adapting our product architectures to meet an individual customer's chip layout and test requirements. The manufacturing process includes a complex interconnection system-level design process; a front-end process, which may include wire bonding, photolithography, plating and metallurgical processes, dry and electro-deposition, and pick and place assembly; and a back-end process, which includes general assembly and test. Critical steps in our manufacturing process are performed in a variety of clean room environments up to ISO Class 5 (Class 100), depending on the requirements of the specific manufacturing processes.

Our probe stations are designed to provide highly accurate electrical and optical measurements enabled by precise and reliable mechanical components and assemblies. We prototype and perform robust testing of our product designs and components to ensure high electrical signal integrity, mechanical accuracy and safety. We also monitor our product quality throughout the various stages of our manufacturing processes using a variety of process control methods and tests.

We depend on suppliers for materials and some critical components of our manufacturing processes, including ceramic and organic substrates and complex printed circuit boards. We also rely on suppliers to provide certain contact elements and interconnects that are incorporated into our products. Some of these components and materials are supplied by a single vendor, and some are subject to certain minimum order quantities. Generally, we rely on purchase orders rather than long-term contracts with our suppliers, which subjects us to risks, including price increases, manufacturing capacity constraints and component shortages. We regularly assess and evaluate alternative sources of supply for all components and materials.

Our primary manufacturing facilities for probe cards and analytical probes are located in Livermore, California and Beaverton, Oregon, United States. Our current manufacturing operations in Carlsbad and Baldwin Park, California are consolidating to other sites, which we expect to be largely completed by the end of fiscal 2026. We also have smaller manufacturing operations in Yokohama, Japan. We have acquired a new manufacturing facility in Farmers Branch, Texas that is currently in the build-out phase and is expected to support probe card production beginning in late fiscal 2026.

Our primary manufacturing facilities for probe stations, thermal systems, and cryogenic systems are located in Boulder, Colorado, United States, and in Thiendorf, Munich and Karlsruhe, Germany.

We maintain repair and service capabilities in Livermore, Carlsbad, and Baldwin Park, California and Beaverton, Oregon, United States; Thiendorf, Dresden and Munich Germany; Bundang, South Korea; Yokohama, Japan; Hsinchu, Taiwan; and Singapore. As noted above, our repair and service capabilities in Carlsbad and Baldwin Park, California are consolidating to other sites, which we expect to be largely completed by the end of fiscal 2026, subject to execution and operational considerations.

Research, Development and Engineering
The semiconductor industry is subject to rapid technological change with a continuous stream of new product introductions and technology enhancements. We believe that our continued commitment to research and development and our timely introduction of new and enhanced products and technologies are integral to maintaining and enhancing our competitive position. We allocate significant resources to these efforts and prioritize those resources to prepare for our customers' next generation electrical test and measurement challenges. We also increasingly seek to deploy our resources to solve fundamental challenges that are both common to, and provide competitive advantage across, our probe card and system product offerings and roadmaps.

Sales and Marketing
We sell our products worldwide through a global direct sales force and through a combination of manufacturers' representatives and distributors.

Our direct sales and marketing staff is located in the United States, France, Germany, Italy, United Kingdom, Japan, Singapore, South Korea, and Taiwan. They work closely with customers to understand their businesses, anticipate trends and define products that will provide significant technical and economic advantages to our customers. We employ a highly skilled team of application and customer support engineers that support our customers as they integrate our products into their research, development and manufacturing processes. Through these customer relationships, we seek to develop a strong understanding of customer and product requirements to align our capabilities with our customers' roadmaps and production ramps.

We also have a network of representatives and distributors across the globe to broaden our reach. We engage sales representatives to act as independent third parties to promote our products, at our prices and on terms set by us, in return for a commission based on sales. We typically use sales representatives in areas that we believe require greater levels of customer support than we can deliver from our own sales offices and where local language capabilities can offer an advantage. Our distributors purchase our products and resell them at prices and upon terms set by the particular distributor. We typically use distributors in particular geographies due to local regulations or business customs.

Governmental Regulations
We are subject to international, federal, state and local regulations that are customary to businesses in our industry. These regulations relate to, among other things, environmental matters, anti-corruption, marketing, fraud and abuse, trade, employment, and privacy.

Environmental Matters
We are subject to U.S. federal, state, local, and foreign governmental laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the clean-up of contaminated sites and the maintenance of a safe workplace. We believe that we comply in all material respects with the environmental laws and regulations that apply to us as of December 27, 2025. There are no matters pending that we currently believe are reasonably likely to have a material impact to our business, consolidated financial condition, results of operations or cash flows. We have received, and may receive in the future, notices of violations of environmental regulations, or otherwise learn of such violations. Environmental contamination or violations may negatively impact our business.

Import and Export Control
We manufacture, market and sell our products both inside and outside the U.S. Certain products are subject to export control regulations. Failure to comply with these laws could result in sanctions by the U.S. or other governments, including substantial monetary penalties, denial of import, export or other privileges, and debarment from government contracts. For example,

approximately 7% of our fiscal 2025 revenue and 14% of our fiscal 2024 revenue was derived from sales to customers in China, which was one of the regions subject to the expanded export license requirements imposed by the United States government.

Competition
The markets for our products are highly competitive, and we anticipate that these markets will continually evolve and be subject to rapid technological change. Our current and potential competitors are as below:

Probe Cards. The probe card market is comprised of many domestic and foreign companies, and has historically been fragmented with many local suppliers servicing individual customers in often differentiated applications. Our primary competitors are Japan Electronic Materials Corporation, Korea Instrument Co., Ltd., Micronics Japan Co., Ltd., MPI Corporation, STAr Technologies, Inc., Max One, Technoprobe S.p.A, TSE Co., Ltd., among others.

Probe card vendors such as Japan Electronic Materials Corporation, Micronics Japan Co., and Technoprobe offer probe cards built using similar types of MEMS technology as we do. The high capital investment and other costs associated with the development of MEMS probe cards and the time and high cost of the customer evaluation process represent significant barriers to entry for this type of technology.

We believe that the primary competitive factors in the production probe card market depend upon the type of integrated circuit being tested. These factors include customer service, knowledge of measurement techniques, custom design success, delivery time, price, probe card lifetime, chip damage prevention, probe tip touch-down accuracy, electrical signal speed and current carrying capability, number of chips contacted in parallel, number of probe tips and their layout and pitch, signal integrity, and the frequency and effectiveness of any required cleaning. As a result of our relative strengths in these areas, we believe that we compete favorably in the advanced probe card market, and in probe cards for parallel testing of chips with densely-packed bond pads, bumps or pillars, and in high signal integrity testing of wireless radio frequency devices that operate up to millimeter-wave frequencies, a capability needed for components used in 5G applications. We believe that this high-frequency capability also enables us to compete favorably in HBM testing, which is a stack of eight, twelve, or even sixteen individual DRAM die assembled with advanced packaging processes like through-silicon-vias and thermo-compression bonding.

Analytical Probes. Our primary competitors in the analytical probe market are GGB Industries Inc. and MPI Corporation. We believe that the primary competitive factors in this market are breadth of probe types, probe frequency and electrical signal integrity, contact integrity and the related cleaning required, knowledge of measurement techniques, calibration support, delivery time and price. We believe that we compete favorably with respect to these factors.

Probe Stations. Our primary competitors in the probe station market are MPI Corporation, Shenzhen Senmeixieer Technology Co., Ltd ("Semishare"), STAr Technologies, Inc., Tokyo Electron Limited ("TEL"), and Wentworth Laboratories, Inc. We believe that the primary competitive factors in the probe station market are measurement accuracy and versatility at temperature, including cryogenic temperatures, measurement speed, automation features, knowledge of measurement techniques, completeness of the measurement solutions, delivery time and price. We believe that we compete favorably with respect to these factors.

Thermal Subsystems. In the market for thermal subsystems, we compete principally against AEM Singapore Pte., ERS Electronic GmbH, and Temptronic Corporation. In addition, many of our probe station competitors develop and produce their own thermal subsystems for use in their products. We believe the primary competitive factors in this market are thermal performance, reliability, flexibility and completeness of product offerings. We believe that we compete favorably with respect to these factors.

Cryogenic Systems. In the market for cryogenic systems, we compete principally against Bluefors Oy, Lake Shore Cryotronics, Inc, Maybell Quantum Industries Inc., Montana Instruments, and Quantum Design. We believe the primary competitive factors in this market are cryogenic performance, reliability, throughput and application expertise. We believe we compete favorably with respect to these factors.

Some of our competitors are also suppliers of other types of test and measurement equipment or other semiconductor equipment and may have greater financial and other resources than we do. Our competitors may enhance their current products and may introduce new products that will be competitive with ours. New alternatives to our products may also be introduced, by our current competitors or others, which may reduce the value of one or more of our products.

Semiconductor manufacturers may implement chip designs that include capabilities or use other methodologies that increase test throughput and reduce test content. This may reduce or eliminate some or all of our current products' advantages. Semiconductor manufacturers may also increase their use of test strategies that include low performance semiconductor testers, less complex probe cards, or test procedures that do not involve our products. Our ability to compete favorably may also be adversely affected by the long-standing relationships between our competitors and certain semiconductor manufacturers.

Intellectual Property

Our success depends in part upon our ability to continue to innovate and invest in research and development to meet the test and measurement requirements of our customers, to maintain and protect our proprietary technology, and to conduct our business without infringing on the proprietary rights of others. We rely on a combination of patents, trade secrets, trademarks and contractual restrictions on disclosure to protect our intellectual property rights. We have filed actions to enforce those rights against third parties in the past, and may pursue such actions in the future.

We have generated, and continue to generate and maintain, patents and other intellectual property rights covering innovations that are intended to create a competitive advantage, and to support the protection of our investments in research and development. We believe that we possess one of the most substantial patent portfolios relevant to our products.

Although we believe that our patents and other intellectual property rights have significant value for each of our segments, we do not believe that maintaining or growing our business is materially dependent on any single patent. Due to the rapid pace of innovation within the markets that we serve, it is possible that our protection through patents may be less important than factors such as our technological expertise, continuing development of new products and technologies, protection of trade secrets, market penetration, customer relationships, and our ability to provide comprehensive support and service to customers worldwide.

No assurance can be given that patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us with a sustained competitive advantage. In addition, there can be no assurance that we will be able to protect our technology, or that competitors will not be able to independently develop similar or functionally competitive technologies, design around our patents, or attempt to manufacture and sell infringing products in countries that do not strongly enforce intellectual property rights.

Our People

We are committed to a set of core values that define our company culture, represent what we believe, and guide our actions. We cultivate our culture through our people development programs that enhance talent acquisition, retention, and employee engagement. These initiatives include thoughtfully designed compensation programs across all levels, learning and development opportunities, diversity and inclusion programs, and various other initiatives.

Our compensation programs help attract and retain key talent and are designed for our employees to share in our company's success. These programs focus on compensation that we believe is market-competitive, reflects company performance, and aligns with drivers of stockholder value with differentiation based on performance, role, geographic location, and tenure. We use information from outside compensation and benefits consulting firms to evaluate the competitiveness of the rewards we offer to employees, and to evaluate the structure of our compensation and benefit programs, as a benchmark against our peers within the industry.

We offer a variety of benefits such as health insurance, paid and unpaid leaves, retirement, and life and disability/accident coverage as applicable to their geographic location. We also offer a variety of other benefits which allow employees to select the options which meet their needs, such as wellness, insurance, and professional services.

Our learning and development initiatives promote the continuous improvement of our workforce to keep pace with an increasingly complex business and industry and are designed to foster skills development and compliance and promote our company values. In addition to formal training, the capabilities of our workforce are intended to grow through structured feedback, mentorship, team building, career progression, tuition assistance, and a culture of transparency.

We leverage both formal and informal programs to identify, reward, and retain top talent. On an annual basis, we conduct a talent review process with our Chief Executive Officer and leaders of our business units and functions that is focused on performance, potential, and succession for critical roles.

We are continuing to build and sustain a culture of diversity and inclusion where our people can be their authentic selves and are encouraged to reach their full potential. As a global technology company, we believe that a diverse employee population makes FormFactor stronger, more innovative, and a more engaging place to work. We are always striving to attract talented individuals from a global candidate pool.

We are committed to providing a safe and healthy workplace for all employees. Our workplace health and safety programs include policies, procedures, training programs, and self-audits. Nearly all of our manufacturing employees are located in California, Oregon and Germany, where workplace safety and labor regulations support maintaining high standards of employee protection.

For our manufacturing activities, the speed at which we can recruit, train and deploy skilled new and replacement personnel is an important part of our ability to ramp up and maintain our production capacity. We rely upon both employees and resources from staffing firms to meet our manufacturing labor needs. Similarly, it is important to our business that we are able to regularly recruit and train engineering staff. For example, our probe card products require that we develop custom designs for our customers' new product designs. We face strong competition from companies in a variety of technology fields to secure the engineering talent that we require.

As of December 27, 2025, we had 2,153 regular full-time employees, including 1,298 in operations, 422 in research and development, 235 in sales and marketing and 198 in general and administrative functions. By region, 1,553 of our employees were in North America, 325 in Asia, and 275 in Europe. As of December 27, 2025, our Probe Cards Segment had 1,579 regular full-time employees, our Systems Segment had 377 regular full-time employees, plus we had 197 regular full-time employees in corporate functions.

Available Information
We maintain a website at *http://www.formfactor.com*. We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the United State Securities and Exchange Commission, or SEC.

We also use the investor relations page on our website as a channel of distribution for important company information. Important information, including press releases, analyst presentations and financial information regarding us, as well as corporate governance information, is routinely posted and accessible on the investor relations page on our website. We encourage investors, the media and others interested in FormFactor to review the information we make public in these locations, as such information could be deemed to be material information. Information on or that can be accessed through our website is not part of this Annual Report on Form 10-K, any other report or document we file with the SEC, and the inclusion of our website address is an inactive textual reference only.

Item 1A: *Risk Factors*

In addition to the other information in this Annual Report on Form 10-K, you should carefully consider the risk factors discussed in this Annual Report on Form 10-K in evaluating FormFactor and our business. If any of the identified risks actually occur, our business, financial condition and results of operations could be materially adversely affected, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks and uncertainties described in this Annual Report on Form 10-K are not the only ones we face. Additional risks that we currently do not know about, or that we do not consider sufficiently important to describe here in accordance with applicable regulations, may also impair our business operations or the trading price of our common stock.

Risks Relating to our Operations and the Nature of Our Business

The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed.
We have experienced increased competition in the markets in which we operate, and we expect competition to intensify in the future. Increased competition has resulted in, and in the future may result in, price reductions, reduced gross margins or loss of market share.

Existing competitors might introduce new competitive products for the same markets that our products currently serve. These products may have better performance, lower prices, shorter delivery times or broader acceptance than our products.

In addition, new competitors, including test equipment manufacturers, may offer comparable or new technologies that reduce the value of our products. Also, semiconductor manufacturers may implement chip designs or methodologies that increase test throughput, reduce test content, or change their test procedures, thereby eliminating some or all of our current product advantages.

Our current or potential competitors may have larger customer bases, more established customer relationships or greater financial, technical, manufacturing, marketing and other resources than we do. As a result, they might be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, and reduce prices to increase market share.

If we do not innovate and keep pace with technological developments in the semiconductor industry, our products might not be competitive, and our revenues and operating results could suffer.
We must continue to innovate and to invest in research and development to improve our competitive position and to meet the test and measurement requirements of our customers. Our future growth depends, in significant part, upon our ability to work effectively with and anticipate the future technical and operational needs of our customers and to develop and support new products and product enhancements to meet those needs on a timely and cost-effective basis. This may become more difficult to do as the semiconductor industry innovates to address demand for AI-related products, which may develop more slowly than we anticipate or change rapidly from one period to another for a variety of reasons, including industry-wide shifts in expectations and technological developments. Our customers' needs are becoming more challenging as the semiconductor industry continues to experience rapid technological change driven by the demand for complex circuits that are shrinking in size, are increasing in speed and functionality, have more complex layouts, and are produced on shorter cycle times and at reduced unit cost.

Successful product design, development and introduction on a timely basis require that we:

- collaborate with customers to understand their future requirements;
- design innovative and performance-enhancing product architectures, technologies and features that differentiate our products from those of our competitors;
- in some cases, engage with third parties who have particular expertise in order to complete one or more aspects of the design and manufacturing process;
- qualify with customers new products, or an existing product incorporating new technology;
- transition our products to new manufacturing technologies, as necessary;
- offer our products for sale at competitive price levels while maintaining our gross margins within our financial model;
- identify emerging technological trends in our target markets;
- maintain effective marketing strategies;
- obtain and maintain intellectual property rights where necessary;
- hire and retain high performing engineering personnel;
- respond effectively to technological changes or product announcements by others; and
- adjust to changing market conditions quickly and cost-effectively.

Not only do we need the technical expertise to implement the changes necessary to keep our technologies current, but we must also rely heavily on the judgment of our management to anticipate future market trends. If we are unable to timely predict industry changes or industry trends, or if we are unable to modify our products or design, manufacture and deliver new products on a timely basis, or if a third party with which we engage does not timely deliver a component or service for one of our product modifications or new products, we might lose customers or market share. In addition, we might not be able to recover our research and development expenditures, which could harm our operating results.

We depend upon the sale of our probe card products for the substantial majority of our revenues.
We derive the majority of our revenues from the sale of our probe card products, primarily to manufacturers of foundry & logic and memory devices, despite progress in diversifying our product offerings. We anticipate that sales of probe cards will represent a substantial majority of our revenues for the foreseeable future. Our success depends in large part upon the continued acceptance of our products on the basis of a variety of factors including performance, quality, timely delivery and price, and depends upon our ability to continue to develop and introduce new products that meet our customers' requirements. The degree to which we depend upon the sales of our probe card products for our revenues may increase our susceptibility to failures to satisfy the customers for such products, which may adversely affect our revenues and our ability to grow our business.

We derive a substantial portion of our revenues from a small number of customers.
A relatively small number of customers account for a significant portion of our revenues. One customer represented 22.9% of total revenues in fiscal 2025, two customers represented a combined 33.5% of total revenues in fiscal 2024 and one customer represented 17.1% of total revenues in fiscal 2023. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our revenues, which can drive material fluctuations in sales volume, gross margins due to changes in mix, and leverage on fixed costs. Consolidation in the semiconductor industry may increase this concentration. In the future, the loss of any of these customers, or cancellation, reduction or deferral of even a small number of purchases of our products by these customers, could significantly reduce our revenues. A decline in our

customers' market share and commercial success, including their ability to compete favorably within their respective end markets, could significantly impact demand for our products and reduce our revenues. Cancellations, reductions, deferrals or non-payment of invoices could result from downturns in the semiconductor industry, manufacturing delays, quality or reliability issues with our products, or from interruptions to our customers' operations due to fire, natural disasters or other events, or other issues with the financial stability of our customers. Furthermore, because our probe cards are custom products designed for our customers' unique wafer designs, any cancellations, reductions or delays can result in significant non-recoverable costs, including but not limited to the potential for impairment of inventories. In some situations, our customers might be able to cancel or reduce orders without a significant penalty.

If our relationships with our customers deteriorate, our product development activities could be harmed.
The success of our product development efforts depends upon our ability to anticipate market trends and to collaborate closely with our customers. Our relationships with these customers provide us with access to valuable information regarding manufacturing and process technology trends in the semiconductor industry, which enables us to better plan our product development activities. These relationships also provide us with opportunities to understand the performance and functionality requirements of our customers, which improves our ability to customize our products to fulfill their needs. Our relationships with our customers could deteriorate as a result of a variety of factors, such as if they become concerned about our ability to deliver quality products on a timely basis or to protect their intellectual property. Many of our customers are large companies that place significant orders with us, and the consequences of deterioration in our relationship with any of these companies could be significant due to the competitiveness of our industry and the significant influence that these companies exert in our market.

Consolidation in the semiconductor industry and within the semiconductor test equipment market could adversely affect the market for our products and negatively impact our ability to compete.
Consolidation in the semiconductor industry may reduce our customer base and could adversely affect the market for our products, which could negatively impact our revenues. Consolidation may lead to relatively fewer opportunities to sell our products if we are not chosen as a supplier by any given prospective customer, and may lead to increased pricing pressures from customers that have greater volume purchasing power.

There has also been consolidation within the semiconductor test equipment market. This consolidation trend could change our interactions and relationships with complementary tester, instrument, and probe card suppliers, and negatively impact our revenue and operating results.

Changes in customers' test strategies, equipment and processes could decrease customer demand for our products.
The demand for our products depends in large part upon the number of semiconductor designs, the pace of technology and architecture transitions in chip designs and overall semiconductor unit volume. The number of probe cards involved in a customer's wafer testing can depend upon the number of devices being tested, the complexity of these devices, the test software program, the test equipment itself, and the utilization of chip designs featuring design-for-testability or self-testing capabilities. Customers may demand fewer probe cards or probing systems if they use test strategies that reduce the technical requirements on test equipment, improve available data on device performance earlier in the manufacturing process, or test devices later in the manufacturing process. Changes in the effectiveness of test technologies and test strategies used by customers may cause us to lose sales and revenues.

We may also lose sales if new semiconductor technologies or designs are implemented which cannot be efficiently tested using the products that we offer, or if semiconductor manufacturers reduce the amount or degree of testing that they perform. We may also incur significant research and development expenses in order to introduce new product architectures and platforms to serve the testing needs of new semiconductor technologies. These expenses are often incurred in advance of customer adoption or other anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be negatively impacted.

Cyclicality in the semiconductor industry has in the past and may in the future adversely impact our sales.
The semiconductor industry has historically been cyclical and is characterized by wide fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories, and declines in general economic conditions. The global economic and semiconductor downturns have caused and may in the future cause our operating results to decline dramatically from one period to the next. Global economic stability can be negatively affected by a variety of factors and interrelationships, including the impacts of epidemics and pandemics, military conflicts or regional tensions, climate change, trade tensions, barriers and conflicts (such as U.S.-China trade restrictions) and other factors acting alone or in combination. Some of these factors can also have a more direct adverse impact upon our operations to varying degrees. Our business depends heavily upon the development

and manufacture of new semiconductors, the rate at which semiconductor manufacturers make transitions to smaller nanometer technology nodes and implement tooling cycles, the volume of production by semiconductor manufacturers, and the overall financial strength of our customers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products that use semiconductors, such as servers, artificial intelligence, personal computers, automobiles and cell phones. During industry downturns, semiconductor manufacturers sharply curtail their spending, including their spending on our products, which may adversely impact our revenues, gross margins and results of operations. Further, a protracted downturn could cause one or more of our customers to become insolvent, resulting in a loss of revenue and impacting our ability to collect on accounts receivable. The timing, length and severity of these cyclical downturns are difficult to predict, and our business depends on our ability to plan for and react to these cyclical changes.

Because we generally do not have a sufficient backlog of unfilled orders to meet our quarterly revenue targets, revenues in any quarter are substantially dependent upon customer orders received and fulfilled in that quarter.
Our revenues are difficult to forecast because we generally do not have sufficient backlog of unfilled orders to meet our quarterly revenue targets at the beginning of a quarter. Rather, a substantial percentage of our revenues in any quarter depend upon customer orders for our products that we receive and fulfill in that quarter. Because our expense levels are based in part on our expectations as to future revenues and to a large extent are fixed in the short term, we might be unable to adjust spending in time to compensate for any unexpected shortfall in revenues.

If our ability to forecast demand for our products or the predictability of our manufacturing yields deteriorates, we could incur high inventory losses.
Each semiconductor chip design requires a custom probe card. Because our probe card products are design-specific, demand for these products is difficult to forecast. Due to our customers' short delivery time requirements, we often design and procure materials and, at times, produce our products in anticipation of demand for our products rather than in response to an order. Our manufacturing yields and inventory requirements, particularly for new products or when we are operating at high output levels, have at times been unpredictable. If we do not obtain orders as we anticipate, if we suffer manufacturing errors, or if we build additional inventory to compensate for unpredictable manufacturing yields, we could have excess or obsolete inventory that we may not be able to sell, which would likely result in inventory write-offs or material charges for scrap.

If we are unable to efficiently manufacture our existing and new products, our business may be materially adversely affected.
We must continuously improve our manufacturing processes in an effort to increase yields and product performance, lower our costs and reduce the time required for us to design, manufacture and deliver our products in volume. If we fail to do so, both our existing products and our new products may not be commercially successful, our revenues and profitability may be adversely affected, our customer relationships and our reputation may be harmed, and our business may be materially adversely affected.

To improve our manufacturing processes, we have incurred, and may incur in the future, substantial costs in an effort to optimize capacity and yields, open new manufacturing facilities, implement new manufacturing technologies, methods and processes, purchase new equipment, upgrade existing equipment, and train technical personnel. For example, in June 2025, we purchased a manufacturing site in Farmers Branch, Texas, which is being built out for an expected production ramp beginning late in the fourth quarter of fiscal 2026. The successful ramp of this facility is subject to numerous risks and uncertainties, including delays in construction, equipment delivery or installation, challenges in achieving planned production capacity, yields or cost targets, difficulties recruiting, retaining and training qualified personnel, delays in obtaining customer qualifications or regulatory approvals, supply chain constraints, and integration challenges with our existing operations. If we are unable to increase capacity at our Farmers Branch site in a timely and cost-effective manner, or if the site does not perform as expected, we may be unable to meet customer demand, which could result in lost sales opportunities, reduced market share, damage to customer relationships and our reputation, and potential contractual penalties. In addition, if actual costs to build out and operate the facility exceed our estimates, or if production volumes or yields are lower than anticipated, our margins and operating results could be adversely affected. Further, rapid production ramps or process changes may negatively impact product quality, reliability or consistency, which could result in increased warranty claims, field failures, returns, rework costs or customer dissatisfaction.

We have experienced, and may experience in the future, manufacturing delays and other inefficiencies in connection with implementation of these improvements and customer qualifications of new processes or products. These delays and other inefficiencies may arise from a variety of factors. Further, these investments may consume available cash in the short term for anticipated benefit that may or may not occur. Our operating results and liquidity have been and may in the future be negatively impacted by these factors.

We have also experienced, and may experience in the future, difficulties in manufacturing our complex products in volume, on time, and at acceptable yields and cost, and/or have installation issues in the field, due to the complexity of customer requirements. These challenges, if not timely resolved could have a material adverse effect on operating results and our ability to compete effectively.

If we are unable to continue to reduce the time it takes for us to design and produce products, our growth could be impeded.
Our customers continuously seek to reduce the time it takes them to introduce new products to market. The cyclicality of the semiconductor industry, coupled with changing demands for semiconductor products, requires our customers to be flexible and highly adaptable to changes in the design, volume and mix of products they must produce. We may be unable to design, configure and produce our products within the short cycle times required to respond to such rapid changes. We have lost sales in the past where we were unable to meet a customer's required delivery schedules. If we are unable to continue to reduce the time it takes for us to design, manufacture and ship our products in response to the needs of our customers, our competitive position could be harmed and we could lose sales.

Products that do not meet specifications or that contain defects could damage our reputation, decrease market acceptance of our technology, cause us to lose customers and revenues, and result in liability to us.
The complexity and ongoing development of our product designs and manufacturing processes could lead to design or manufacturing problems. Problems might result from a number of factors, including design defects, materials failure, failure of components manufactured by our suppliers to meet our specifications, contamination in the manufacturing environment, impurities in the materials used, unknown sensitivities to process conditions such as temperature and humidity, and equipment failures. Any errors or defects could:

- cause lower than anticipated yields and lengthen delivery schedules;
- cause delays in product shipments;
- cause delays in new product introductions;
- cause us to incur warranty expenses;
- result in increased costs and diversion of development resources;
- cause us to incur increased charges due to unusable inventory;
- require design modifications;
- have implications for timing of revenue recognition and associated costs; or
- decrease market acceptance or customer satisfaction with these products.

The occurrence of any one or more of these events could adversely affect our business, reputation and operating results.

As part of our sales process, we could incur substantial sales and engineering expenses that do not result in revenues.
Our customers generally expend significant efforts evaluating and qualifying our products prior to placing an order. While our customers are evaluating our products, we might incur substantial sales, marketing, and research and development expenses. For example, we typically expend significant resources educating our prospective customers regarding the uses and benefits of our products and customizing them to the potential customer's needs, for which we might not be reimbursed. The substantial resources we commit to our sales efforts may not result in any revenues from a customer. For example, many semiconductor processes, architectures, and designs never reach production, including those for which we may have expended development effort and expense. In addition, prospective customers might decide not to use our products or use our products for a relatively small percentage of their requirements after we have expended significant effort and expense toward product design, development, and/or manufacturing. If we do not achieve the benefits anticipated from any of these investments, or if the achievement any of these benefits is delayed, our operating results may be negatively impacted.

We obtain some of the components and materials we use in our products from a sole source or a limited group of suppliers, and the partial or complete loss of one of these suppliers, or scarcity of raw materials from one of these suppliers, could cause production delays.
We obtain some of the components and materials used in our products, such as printed circuit board assemblies, plating materials and ceramic substrates, from a sole source or a limited group of suppliers, and in some cases alternative sources are not currently available. Because we rely on purchase orders rather than long-term contracts with the majority of our suppliers, we cannot guarantee our ability to obtain components and materials in the long term. A sole or limited source supplier could increase prices, which could lead to a decline in our gross profit. Our dependence upon sole or limited source suppliers exposes us to several other risks, including inability to obtain an adequate supply of materials, late deliveries, poor component quality, and business disruptions while we seek to identify and qualify alternative suppliers. This could be exacerbated by certain events outside the control of either the supplier or us, such as global, regional or national health crises, armed conflicts, increased tariffs and trade barriers, regional tensions or other adverse global, regional and national events. The occurrence of any of these risks could adversely impact our business, results of operations and financial condition.

We are dependent on the availability of certain key raw materials and natural resources used in our products and various manufacturing processes, and we rely on third parties to supply us with these materials in a cost-effective and timely manner. Our access to raw materials may be adversely affected if our suppliers' operations were disrupted as a result of limited or delayed access to key raw materials and natural resources, which may result in increased cost for these items.

Our operations, or those of our important suppliers, business partners and customers, could be adversely affected by events outside of our control such as natural disasters, pandemics and man-made disasters.

Our business is vulnerable to the direct and indirect impact of natural and man-made disasters, such as floods, earthquakes, volcanic eruptions, nuclear accidents, acts of terrorism, epidemics, pandemics, military conflicts, climate change, and other factors acting alone or in combination. It is also possible that future natural and man-made disasters could negatively impact the sales of our products as a result of impacts upon our customers' ability to make or sell their products, or impacts upon our suppliers' ability to supply components to us on a timely basis.

For example, our manufacturing facilities are located in seismically active areas in California and Oregon. The manufacturing equipment and processes that we use can be severely disrupted by seismic activity. A significant seismic event in an area of our operations could have a materially negative impact on our operations, financial results or financial condition.

Much of the infrastructure on which we rely for our operations is outside of our control, such as electric power infrastructure. We have previously experienced disruptions to electrical power at some of our premises in California, especially when aging infrastructure or inadequate electric power service has been impacted by high demand, fires, and weather which may worsen over time with climate change, and other events. Our efforts to mitigate the effects on us from interruptions in the availability of electric power, or other infrastructure, may not adequately prevent materially negative impacts on our operations, and in turn our financial results.

Adverse global, regional and national economic conditions could have a negative effect on our business, results of operations, financial condition, liquidity, and access to capital markets.

A variety of factors, including natural disasters, health crises, climate change, military conflicts and other geopolitical events, may adversely affect national, regional and global economies and financial markets. Recent political changes have created an environment of tension and uncertainty in economic matters, particularly with regard to tariffs and international trade. Any such adverse events may result in global, regional or national economic slowdowns or other economic disruptions or downturns. Such disruption or downturns could curtail or delay spending by businesses and consumers which may ultimately result in reductions in the demand for our products, greater volatility in demand and supply conditions and other adverse impacts. For example, any deterioration in the relations between Taiwan and China, and other factors affecting military, political or economic conditions in Taiwan or elsewhere in Asia, could adversely impact our suppliers, manufacturers and customers with operations located in the region, which could disrupt our business operations, affect demand for our products or increase our costs, negatively impacting our revenues, gross margins, and overall results of operations. Additionally, these events may also increase uncertainty in global credit and financial markets. The impacts of such uncertainty and disruptions to the availability of credit or other sources of capital could also adversely affect our ability to access capital on favorable terms or on a timely basis to meet our objectives. Any of these factors could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Sustained inflation could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Inflation rates in the markets in which we operate have increased and may continue to rise. Inflation in recent periods has led us to experience higher costs related to labor, materials from suppliers, and transportation. Our suppliers raised their prices and may continue to raise prices, and in the competitive markets in which we operate, we may not be able to make corresponding price increases, productivity improvements or cost reductions to preserve our gross margins and profitability. If inflation rates continue to rise or remain elevated for a sustained period of time, they could have a material adverse effect on our business, financial condition, results of operations and liquidity. We have generally been able to offset increases in these costs through various productivity improvement and cost reduction initiatives, as well as by adjusting our selling prices to pass through some of these higher costs to our customers; however, our ability to raise our selling prices depends on market conditions and competitive dynamics. Given the timing of our actions compared to the timing of these inflationary pressures, there may be periods during which we are unable to fully recover the increases in our costs.

We rely on the security and integrity of our electronic data systems, managed both internally and by third parties, for our business requirements, and our business can be damaged by disruptions, security breaches or compromises of these systems.
We rely on electronic data systems, including a variety of software and networking, computing and storage equipment and other information technologies, to operate and manage our business and to collect, process, maintain, and safeguard information, including information belonging to our customers, partners, and personnel.

Our electronic data systems may be subject to defects, failures or disruptions as a result of, among other things, natural disasters, accidents, power disruptions, telecommunications failures, deficiencies in new system designs and implementations, acts of terrorism or war, physical security breaches, computer viruses or other cyber-attacks. Such incidents or other system failures or disruptions could subject us to downtime and delays, compromise or loss of sensitive or proprietary information, destruction or corruption of data, financial losses from remedial actions, breaches of obligations to third parties under privacy laws or contracts, or damage to our reputation or customer relationships. Any of the foregoing could have a material adverse effect on our business, operating results and financial condition.

Our business is subject to complex and evolving data privacy and security laws, regulations, and industry standards, and our failure to comply could materially and adversely affect our business, financial condition, and results of operations.
We collect, process, store, and transmit large amounts of sensitive and confidential data, including personal data of our customers, employees, and third parties. This activity subjects us to a complex and continually evolving landscape of U.S. federal and state laws, foreign laws, and industry standards regarding data privacy and security. These include, but are not limited to, the General Data Protection Regulation in the European Union, the California Consumer Privacy Act as amended by the California Privacy Rights Act, and other state-specific privacy laws in the United States, as well as contractual obligations and industry-specific requirements. These laws and standards are subject to varying interpretations and can be inconsistent across jurisdictions, creating compliance challenges and increasing our legal and operational exposure.

Compliance with these laws and regulations requires significant investment in personnel, technology, and process changes, and these costs are likely to increase as new requirements emerge. Our efforts to comply may not be successful, and any failure or perceived failure to comply, whether intentional or inadvertent, could result in governmental investigations, inquiries, enforcement actions, fines, civil penalties, litigation, private rights of action, or other liabilities. Such events could lead to significant financial costs, reputational damage, loss of customer trust, and restrictions on our ability to process data, which could materially and adversely affect our business, financial condition, and results of operations.

Failures in our information technology systems, including those incorporating artificial intelligence, or our inability to adapt to technological advancements, could disrupt our operations and harm our business.
Our operations rely significantly on the continuous and secure operation of our information technology systems, networks, and infrastructure, including those of our third-party service providers. These systems are critical for managing our internal operations, processing transactions, communicating with customers and suppliers, and protecting sensitive data. Despite our efforts to maintain the security and integrity of our IT environment, our systems are subject to inherent risks, including natural disasters, power outages, telecommunications failures, malicious cyberattacks (such as ransomware, phishing, and denial-of-service attacks), computer viruses, or human error. Any significant disruption, security breach, or unauthorized access to or disclosure of confidential information could lead to significant financial losses, reputational damage, regulatory penalties, legal liabilities, and operational disruptions, which could materially and adversely affect our business.

Furthermore, we utilize artificial intelligence ("AI") technologies in various aspects of our operations, which introduces novel and evolving risks. AI models can produce inaccurate, biased, or unpredictable outputs, potentially leading to flawed decision-making, operational inefficiencies, or customer dissatisfaction. The use of AI also raises complex legal and ethical questions, including those related to intellectual property ownership of AI-generated content, the privacy and security of data used to train AI models, and accountability for AI system failures. The regulatory landscape governing AI is rapidly developing, and new laws or interpretations could impose significant compliance costs, restrict our use of AI, or expose us to unforeseen liabilities. These risks, individually or in the aggregate, could materially and adversely affect our business, financial condition, and results of operations.

Our reliance on third-party data and open-source software components could expose us to intellectual property, security, and accuracy risks.
We incorporate research, published data, and open-source software components into our products, services, and internal operations. While these resources can enhance our capabilities and efficiency, they also introduce significant risks. The use of third-party data may expose us to risks of data inaccuracy, incompleteness, or misinterpretation, which could lead to flawed analyses, erroneous business decisions, and reputational harm. We may also inadvertently infringe upon the intellectual property rights of others if the data we use is not properly licensed or if its use violates existing copyrights, patents, or trade secrets.

Moreover, the use of open-source software components carries inherent risks. Open-source licenses may contain terms that require us to disclose our proprietary source code, grant licenses to our intellectual property, or incur significant costs to re-engineer our solutions if we are unable to comply with such terms. Additionally, open-source software is often maintained by a community of developers and may not be subject to the same rigorous security and quality assurance processes as commercial software. This can result in undiscovered vulnerabilities, security flaws, or bugs that could be exploited by malicious actors, leading to data breaches, system outages, or other security incidents. Any of these risks could result in significant legal liabilities, enforcement actions, operational disruptions, and reputational damage, which could materially and adversely affect our business, financial condition, and results of operations.

Geopolitical tensions, particularly between the U.S. and China, and the Chinese data regulatory regime, could materially and adversely affect our operations in China and globally.

Our operations, including data processing and transfer activities, are subject to the evolving geopolitical landscape and the increasingly stringent regulatory environment in jurisdictions where we operate or from which we process data. Specifically, escalating trade tensions and policy divergence between the U.S. and China, including restrictions on technology transfers, cross-border data transfers, export controls, and investment limitations, could impact our ability to conduct business, access critical technologies, or operate effectively in the Chinese market. The sale of our products as a percentage of our revenues to customers inside of China represented 7%, 14%, and 14% of total revenue for fiscal 2025, 2024 and 2023, respectively.

Furthermore, China's comprehensive data regulatory framework, including the recently amended Cybersecurity Law, the Data Security Law, and the Personal Information Protection Law, imposes strict requirements on data localization, cross-border data transfers, and data security assessments. These laws contain broad extraterritorial reach and often conflict with privacy and data transfer norms in other jurisdictions. Our compliance with these complex and sometimes ambiguous regulations may require significant operational adjustments, increase our compliance costs, and restrict our ability to transfer data necessary for our global operations. Any failure or perceived failure to comply with these laws could result in severe penalties, including substantial fines, suspension of business operations, blacklisting, damage to our reputation, and restrictions on our ability to collect, process, or transfer data, which could materially and adversely affect our business, financial condition, and results of operations.

Because we conduct most of our business internationally, we are subject to operational, economic, financial and political risks abroad.

Sales of our products to customers outside of the United States represent a significant part of our past and anticipated revenues. Our international sales as a percentage of our revenues were 81%, 76% and 74% for fiscal 2025, 2024 and 2023, respectively. Certain of our non-U.S. based customers also purchase through their subsidiaries in the United States. In the future we expect international sales to continue to account for a significant percentage of our revenues. Accordingly, we will be subject to risks and challenges that we would not otherwise face if we conducted our business solely in the United States.

These risks and challenges include:

- compliance with a wide variety of foreign laws and regulations, including social, political, immigration, and tax and trade policies;
- legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers;
- political and economic instability or foreign conflicts, including trade wars, that involve or affect the countries of our customers;
- government restrictions on, or nationalization of, our operations in any country, or restrictions on our ability to repatriate earnings from or distribute compensation or other funds in a particular country;
- adverse changes relating to government grants, tax credits, or other government incentives, including more favorable incentives provided to competitors;
- difficulties in collecting accounts receivable and longer accounts receivable payment cycles;
- difficulties in staffing and managing personnel, distributors and representatives;
- reduced protection for intellectual property rights in some countries;
- currency exchange rate fluctuations, which could affect the value of our assets denominated in local currency, as well as the price of our products relative to locally produced products;
- global, regional and national geopolitical or other events, such as political instability, acts of war or terrorism, regional tensions, health crises and natural disasters;
- seasonal fluctuations in purchasing patterns in other countries; and
- fluctuations in freight rates and transportation disruptions.

Any of these factors could harm our existing international operations, impair our ability to continue expanding into international markets or materially adversely affect our operating results. Political developments in the United States and elsewhere may increase the risks and uncertainties associated with conducting international business, including the possibilities of greater tariffs and other trade barriers in the regions where we conduct business. In fiscal years 2025, 2024 and 2023, we observed a continuing trend of increasing risks and challenges in the conduct of our international business activities, including expanded tariffs and other trade barriers affecting the United States and China, and trade tensions and conflicts (including proposed tariffs) between the United States and other countries. Additionally, we are required to comply with foreign import and export requirements, customs and value added tax standards that can be unclear or complex. Our failure to meet these requirements and standards could negatively impact our business operations.

Our foreign operations expose us to additional risks relating to currency fluctuations.
Our international operations are significant to our revenues and net income, and we plan to continue to grow internationally. We have significant business operations located in Germany. While we report our financial results in U.S. dollars, we incur certain costs in other currencies, and have certain foreign currency denominated assets and liabilities. We, therefore, face exposure to fluctuations in currency exchange rates. Significant fluctuations in exchange rates between the U.S. dollar and foreign currencies may adversely affect our revenues and earnings, despite our hedging of a portion of our international currency exposures. Additionally, hedging programs are inherently risky and could expose us to additional costs and risks that could adversely affect our financial condition and results of operations.

Increasingly restrictive export regulations and other trade barriers may materially harm our business.
Sales of our products to customers outside of the United States represent a significant part of our past and anticipated revenues. In recent months, markets have reacted adversely to geopolitical tensions, volatility and uncertainty in international trade policies, substantially stemming from the U.S. government's implementation of rapidly evolving changes to trade policies, including new and expanded tariffs and changes in U.S. participation in multilateral trade agreements resulting in reciprocal tariffs and other trade restrictions imposed and modified, and selective tariff exemptions being granted, often suddenly and with little notice, impacting a broad range of raw materials and trade globally.

In reaction to U.S. trade regulations, governments and private businesses outside the United States may implement retaliatory controls and preferences for non-U.S. or local suppliers, which can increase our manufacturing and transaction costs, make our products less competitive, reduce demand for our products, limit our ability to sell to certain customers, limit our ability to procure components or raw materials, or impede or slow the movement of our goods across borders. These and other regulatory and policy changes, and the reactions of customers to such changes, in the United States and elsewhere, could materially and negatively affect our future sales and operating results.

If we fail to protect our proprietary rights, our competitors might gain access to our technology, which could adversely affect our ability to compete successfully in our markets.
If we choose not to protect our proprietary rights or fail in our efforts to protect our proprietary rights, our competitors might gain access to our technology. Unauthorized parties might attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Others might independently develop similar or competing technologies or methods or design around our patents. In addition, the laws of many foreign countries in which we or our customers do business do not protect our intellectual property rights to the same extent as the laws of the United States. As a result, our proprietary rights could be compromised, our competitors might offer products similar to ours, and we might not be able to compete successfully. We also cannot assure that:

- our means of protecting our proprietary rights will be adequate;
- patents will be issued from our pending or future applications;
- our existing or future patents will be sufficient in scope or strength to provide any meaningful protection or commercial advantage to us;
- our patents or other intellectual property will not be invalidated, circumvented or successfully challenged in the United States or foreign countries; or
- others will not misappropriate our proprietary technologies or independently develop similar technologies, duplicate our products or design around any of our patents or other intellectual property, or attempt to manufacture and sell infringing products in countries that do not strongly enforce intellectual property rights.

We have spent, and may be required to spend in the future, significant resources to monitor and protect our intellectual property rights. Any litigation, whether or not resolved in our favor, and whether initiated by us or by a third party, could result in significant and possibly material expenses to us and divert the efforts of our management and technical personnel.

We might be subject to claims of infringement of other parties' proprietary rights.

Our industry is characterized by uncertain and conflicting intellectual property claims. As we have in the past, we may receive claims that we are infringing intellectual property rights of others. The resolution of intellectual property claims, with or without merit, could be time consuming, result in costly litigation with highly uncertain outcomes, or impact our delivery of products. In the event of an adverse judgement or settlement, we might be required to pay substantial amounts, cease the use or sale of infringing products, spend significant resources to develop non-infringing technology, discontinue the use of certain technology, or enter into license agreements. License agreements might not be available on terms acceptable to us or at all. In addition, certain of our customer contracts contain provisions that require us to defend or indemnify our customers for third party intellectual property infringement claims, which could increase the costs and negative impacts of intellectual property claims.

We have recorded restructuring, inventory write-offs and asset impairment charges in the past, and may do so again in the future, which could have a material negative impact on our business.

We have recorded significant restructuring charges in prior periods, and we may implement restructuring plans in the future, which would require us to take additional, potentially material, restructuring charges related to employee terminations, asset disposal or exit costs. We may also be required to write-off additional inventory if our product build plans or usage of inventory experience declines, and such additional write-offs could constitute material charges. In addition, significant adverse changes in market conditions could require us to take additional material impairment charges related to our long-lived assets if the changes impact the critical assumptions or estimates that we use in our assessment of the recoverability of our long-lived assets. Any such additional charges, whether related to restructuring, asset impairment or factory underutilization, may have a material negative impact on our operating results and related financial statements. For example, in the first quarter of 2026 we announced restructuring plans, which include the consolidation of the manufacturing facilities located in Carlsbad and Baldwin Park, California to other manufacturing facilities, that are expected to result in the Company recording restructuring charges in the aggregate amount of approximately $30 million to $40 million.

We may not be able to recruit or retain qualified personnel.

We believe our ability to manage successfully and grow our business and to develop new products depends, in large part, on our ability to recruit and retain qualified employees, particularly highly skilled technical, sales, management, and other key personnel. Competition for qualified resources is intense. Other companies may have greater resources available to provide substantial inducements to lure key personnel away from us or to offer more competitive compensation packages to individuals we are trying to hire.

Our failure to comply with environmental laws and regulations could subject us to significant fines and liabilities, and new laws and regulations or changes in regulatory interpretation or enforcement could make compliance more difficult and costly.

We are subject to various U.S. federal, state and local, and foreign governmental laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We could incur substantial costs, including cleanup costs, civil or criminal fines or sanctions, and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws and regulations or non-compliance with the environmental permits required at our facilities.

Environmental laws, regulations and permits could require the installation of costly pollution or waste control equipment or operational changes to limit waste or emissions or decrease the likelihood of accidental releases of hazardous substances. In addition, changing laws and regulations, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination at our or others' sites, or the imposition of new cleanup requirements could require us to curtail our operations, restrict our future expansion, subject us to liability and cause us to incur future costs that could harm our operations, thereby adversely impacting our operating results and cash flow.

We are exposed to additional risks as a result of increased attention by our stakeholders to environmental, social and governance ("ESG") matters.

Our stakeholders, including customers, investors, advisory firms, employees, and suppliers, among others, are increasing their attention to, and establishing expectations for, ESG and related matters. These expectations can extend to our corporate practices, initiatives, and disclosures, as well as stakeholder standards or preferences for investments or doing business. Third-party agencies have also established or added standards for rating companies on a range of ESG-related factors that may be inconsistent and subject to change. As a result, these expectations may impact the attractiveness of our business, the manner in which we do business, our reputation, the costs of doing business, and the willingness of these stakeholders to engage with, invest in, or retain us. We may be further impacted by the adoption and evolution of ESG-related regulation and legislation in the jurisdictions in which we do business, which could result in increased compliance, operational, and other costs.

In addition, we have provided voluntary disclosures on ESG matters, including energy usage, greenhouse gas emissions, health and safety, diversity and inclusion, and labor and human rights. Such disclosures are aspirational and based on frameworks and standards for such initiatives and progress that are still developing, assumptions that may change, and disclosure control and procedures that continue to evolve. We may fail, or be perceived to fail, in attaining or maintaining our ESG-related initiatives. These events or perceptions may expose us to additional reputational and operational risks. Additionally, anti-ESG sentiment exists among certain stakeholders. We have been and may again be subject to negative responses from certain stakeholders regarding our selection of certain goals and our strategic choices regarding related matters due to anti-ESG sentiment, which could negatively impact our reputation, business and financial results.

Risks Relating to Our Acquisitions

We have made acquisitions and investments, and may make additional acquisitions or investments in the future, which could put a strain on our resources, cause ownership dilution to our stockholders, or adversely affect our financial results.
Our acquisitions or investments may subject us to new or heightened risks. Integrating any newly acquired businesses, property, manufacturing facilities, products or technologies into our company draws upon our resources in ways that can be expensive and time consuming, particularly when we conduct these activities internationally. These activities can substantially affect our financial resources, could cause delays in product delivery and might not be successful. Acquisitions and investments can divert management's attention and expose our business to new liabilities or risks associated with entering into new or expanded business activities. In addition, we might lose key employees or have difficulty finding adequate talent while integrating new organizations or expanding our business activities. We might not be successful in integrating any acquired businesses, property, manufacturing facilities, products or technologies, and might not achieve anticipated revenues and cost benefits. Investments, including investments in capital projects, that we make may not result in a return consistent with our projections upon which such investments are made, or may require additional investment that we did not originally anticipate. In the case where we hold a minority equity interest in a company, we may not have the ability to exert control over the entity and therefore may be subject to additional risks that could adversely impact our reputation, business, financial performance and growth. In addition, acquisitions can result in customer dissatisfaction, performance problems with an acquired company, potentially dilutive issuances of equity securities or the incurrence of debt and restrictive debt covenants, contingent liabilities, possible impairment charges related to goodwill or other intangible assets, or other adverse impacts or circumstances. If any of these risks were to come about, our business, financial results and stock price could be materially and adversely affected.

If goodwill or other intangible assets that we recorded, or will record, in connection with our acquisitions become impaired, we could be required to take significant charges against earnings.
In connection with our accounting for acquired businesses, we record a significant amount of goodwill and other intangible assets. Under U.S. generally accepted accounting principles, or GAAP, we must assess, at least annually and potentially more frequently, whether the value of goodwill and other indefinite-lived intangible assets have been impaired. Finite-lived intangible assets are assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect our results of operations and stockholders' equity in future periods.

Risks Relating to Owning Our Stock

If we fail to maintain an effective system of internal and disclosure controls and procedures, we may not be able to accurately report our financial results or prevent fraud.
Effective internal and disclosure controls and procedures are necessary for us to provide reliable financial reports, to prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our business and reputation may be harmed. We regularly review and assess our internal controls over financial reporting and our disclosure controls and procedures. As part of that process, we may discover material weaknesses in our internal controls. If we fail to maintain effective controls or timely implement any necessary improvement of our internal and disclosure controls, we may not have accurate information to make management decisions, our operating results could be harmed, or we may fail to meet our reporting obligations. Ineffective internal and disclosure controls could also cause stockholders to lose confidence in our reported financial information and our ability to manage our business, which would likely have a negative effect on the trading price of our securities.

The trading price of our common stock has been and is likely to continue to be volatile, and you might not be able to sell your shares at or above the price that you paid for them.
The trading prices of the securities of technology companies have been highly volatile. During fiscal 2025, our stock price (Nasdaq Global Select Market close price) ranged from $23.18 per share to $59.25 per share. The trading price of our common

stock is likely to continue to be subject to wide fluctuations. Factors affecting the trading price of our common stock could include:

- variations in our operating results;
- our forecasts and financial guidance for future periods;
- announcements of technological innovations, new products or product enhancements, new product adoptions at semiconductor customers or significant agreements by us or by our competitors;
- changes, including delays or declines, in investment in artificial intelligence infrastructure;
- reports regarding our ability to bring new products into volume production efficiently;
- the gain or loss of significant orders or customers;
- changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;
- rulings on litigation and proceedings;
- seasonality, principally due to our customers' purchasing cycles;
- market and competitive conditions in our industry, the entire semiconductor industry and the economy as a whole;
- recruitment or departure of key personnel;
- announcements of mergers and acquisition transactions and the ability to successfully integrate the business activities of the acquired/merged company; and
- political and global economic instability, including as a result of trade barriers, natural disasters, epidemics and pandemics, military conflicts, climate change, and other factors acting alone or in combination.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock also might decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular company's securities, securities class action litigation has often been instituted against that company. Securities litigation, if instituted against us, could result in substantial costs and divert our management's attention and resources from our business. This could have an adverse impact on our business, results of operations and financial condition.

Provisions of our certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.
Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

- provide that directors may only be removed with the approval of 66.7% of our stockholders;
- require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;
- authorize the issuance of "blank check" preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;
- limit the ability of our stockholders to call special meetings of stockholders;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and
- establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company.

Item 1B: *Unresolved Staff Comments*

None.

Item 1C: *Cybersecurity*

Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to our employees or customers; violation of applicable privacy or security laws and other litigation and legal risk; and reputational risks.

Manage Material Risks & Integrated Overall Risks
We maintain an incident response plan to coordinate the activities we take to protect against, detect, respond to, mitigate the impact of and remediate cybersecurity incidents, and in an effort to comply with applicable legal obligations and mitigate reputational damage.

We have strategically integrated cybersecurity risk management into our broader risk management framework to promote company-wide awareness of the importance of cybersecurity risk management. This integration incorporates cybersecurity considerations into our strategic and operational decision-making processes. Our management team works closely with our Information Technology ("IT") team to continuously evaluate and address cybersecurity risks in an effort to align with our business objectives and operational needs. We have implemented several cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess, and manage material risks, as well as to test and improve our incident response plan. Our approach includes, among other things:

- conducting regular network and endpoint monitoring, vulnerability assessments, and penetration testing to improve our information systems;
- regular cybersecurity training for employees, including management, and conducting regular cybersecurity management and incident training for employees involved in execution of our incident response plan;
- comparing our processes to standards set by the National Institute of Standards and Technology ("NIST");
- leveraging the NIST incident handling framework to help us identify, protect, detect, respond, and recover when there is an actual or potential cybersecurity incident;
- operating threat intelligence processes designed to model and research our adversaries;
- monitoring emerging data protection laws and implementing changes to our processes designed to comply;
- conducting regular phishing email simulations for all employees and all contractors with access to corporate email systems to enhance awareness and responsiveness to such possible threats;
- through policy, practice and contract (as applicable) requiring employees, as well as third-parties who provide services on our behalf, to treat customer information and data with care;
- carrying information security risk insurance that provides protection against the potential losses arising from a cybersecurity incident; and
- leveraging third-party score cards within our supply chain to regularly evaluate and report on our cybersecurity environment, including by integrating certain metrics into our corporate goal setting processes.

These approaches vary in maturity across our risk management processes, and we work continually to improve them.

Engage Third Parties on Risk Management
Recognizing the complexity and evolving nature of cybersecurity threats, we engage with a range of external experts, including cybersecurity assessors, consultants, and auditors in evaluating and testing our cybersecurity environment. These partnerships enable us to leverage specialized knowledge and insights, ensuring our cybersecurity strategies and processes are responsive to our identified risks. Our collaboration with these third parties include audits, threat assessments, and consultation on security enhancements.

Oversee Third-party Risk
We are aware of and have processes in place to manage and mitigate the risks associated with third-party service providers. As needed in connection with certain third-party providers, we conduct risk-based diligence and assessment before engagement, implement contractual security provisions and maintain ongoing monitoring intended for compliance with applicable cybersecurity standards or requirements.

Risks from Cybersecurity Threats
We have not experienced any material cybersecurity incidents, and the expenses we have incurred from cybersecurity incidents were immaterial.

Governance

The Board is acutely aware of the critical nature of managing risks associated with cybersecurity threats. The Board has established oversight mechanisms designed for effective governance in managing risks associated with cybersecurity threats because we recognize the potential significance of these threats to our operational integrity and financial condition.

Board of Directors' Oversight

The Governance and Nominating Committee is central to the Board's oversight of cybersecurity risks and bears the primary responsibility for this domain. The Governance and Nominating Committee and the Board are composed of Board members with diverse expertise including, risk management, technology, and finance, equipping them to oversee cybersecurity risks effectively.

Management's Role Managing Risk

The management team provides comprehensive briefings to the Governance and Nominating Committee of our Board on a regular basis, with a minimum frequency of once per year. These briefings encompass a broad range of topics as discussed in *Reporting to Board of Directors* below.

In addition, the IT team maintains an ongoing dialog with our management team regarding emerging or potential cybersecurity risks. The management team receives updates on any significant developments in the cybersecurity domain, ensuring oversight is proactive and responsive. This involvement allows for cybersecurity considerations to be integrated into our broader strategic objectives.

Risk Management Personnel

Our Chief Information Officer is primarily responsible for the overall assessment, monitoring, and management of our cybersecurity risks. Our Chief Information Officer has over 20 years of experience in information technology and holds a B.S. in accounting and management information systems. Our management team members are responsible for the management of cybersecurity risks within their respective functions. Our management team includes the Chief Financial Officer, Chief Executive Officer, and leaders of our business units and functions. Collectively their backgrounds include a wealth of expertise relevant to their roles.

Monitor Cybersecurity Incidents

The Chief Information Officer and executive management team are informed about the latest developments in cybersecurity, including risk management techniques, as well as significant potential threats, through their ongoing management of and participation in the cybersecurity risk management processes described above. This ongoing knowledge is crucial for the effective prevention, detection, mitigation, and remediation of cybersecurity incidents. The Chief Information Officer implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of security measures and system audits to identify potential vulnerabilities.

Reporting to the Board of Directors

The Chief Information Officer regularly informs the Chief Financial Officer and Chief Executive Officer of critical aspects related to cybersecurity risks and incidents. This allows for the highest levels of management to be kept abreast of the Company's cybersecurity posture and potential risks. The Governance and Nominating Committee receives regular updates from management on cybersecurity risk, including:

- current cybersecurity landscape and emerging threats;
- status of ongoing cybersecurity initiatives and strategies;
- incident reporting and learnings from any cybersecurity events;
- information regarding the effectiveness of the Company's cybersecurity awareness program; and
- compliance with regulatory requirements and industry standards.

In such updates, the Governance and Nominating Committee generally receives materials including a cybersecurity scorecard and other materials indicating current and emerging cybersecurity threat risks and describing our ability to mitigate those risks, and discusses such matters with our Chief Information Officer.

Significant cybersecurity matters, and strategic risk management decisions are escalated to the Board, ensuring that they have comprehensive oversight and can provide guidance on critical cybersecurity matters.

Item 2: *Properties*

Our corporate headquarters, which includes sales, marketing, administration, manufacturing, engineering, and research and development facilities, is located in Livermore, California, United States. Our corporate headquarters comprises a campus of five buildings totaling approximately 259,000 square feet. We presently lease four of the buildings and own one of the buildings. Adjacent to our campus we own approximately 6 acres of vacant land for future expansion. In June 2025, we purchased a manufacturing site in Farmers Branch, Texas, United States which is being built-out for an expected production ramp beginning late in the fourth quarter of fiscal 2026. In addition, we lease office, repair and service, manufacturing and/or research and development space both inside and outside of the United States. The leases expire at various times through 2034. We believe that our existing and planned facilities are suitable for our current needs.

Information concerning our properties as of December 27, 2025 is set forth below:

Location	Principal Use	Segment	Square Footage	Ownership
Livermore, California, United States	Manufacturing	Probe Cards	90,508	Owned
Farmers Branch, Texas, United States	Build-out construction for manufacturing expected to begin late in the fourth quarter of fiscal 2026	Probe Cards	283,495	Owned
Livermore, California, United States	Corporate headquarters, sales, marketing, administration, product design, manufacturing, service and repair, distribution, research and development	All	168,636	Leased
Thiendorf, Germany	Sales, marketing, administration, manufacturing, service and repair, distribution, research and development	Systems	101,291	Leased
Beaverton, Oregon, United States	Sales, marketing, administration, product design, manufacturing, service and repair, distribution, research and development	Probe Cards	101,205	Leased
Baldwin Park, California, United States	Manufacturing, service and repair, distribution, research and development	Probe Cards	44,000	Leased
Carlsbad, California, United States	Sales, product design, administration, manufacturing, service and repair, distribution, research and development	Probe Cards	42,080	Leased
Zhubei City, Hsinchu, Taiwan	Sales, administration, product design, field service and repair center	All	34,892	Leased
Boulder, Colorado, United States	Sales, marketing, administration, manufacturing, distribution, research and development	Systems	34,133	Leased
Singapore	Sales, administration, product design, service, and field service	All	24,413	Leased
Bundang, South Korea	Sales, administration, product design, field service, and repair center	All	19,037	Leased
Yokohama City, Japan	Sales, marketing, administration, product design, manufacturing, service and repair, distribution, research and development	All	16,618	Leased
Munich, Germany	Sales, manufacturing, administration, service and repair, distribution, research and development	Systems	23,199	Leased
Karlsruhe, Germany	Sales, manufacturing, administration, distribution, research and development	Systems	5,843	Leased
Dresden, Germany	Sales and service	All	2,960	Leased
Tsukuba, Japan	Sales and service	All	868	Leased
Hiroshima, Japan	Sales and service	All	468	Leased

Item 3: *Legal Proceedings*

Information with respect to this item may be found under the caption "Legal Matters" in Note 12, *Commitments and Contingencies,* to our consolidated financial statements included herein, which information is incorporated into this Item 3 by reference.

Item 4: *Mine Safety Disclosures*

Not applicable.

<p style="text-align:center">**PART II**</p>

Item 5:   *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Stock Information

Our common stock is listed on The Nasdaq Global Select Market under the symbol "FORM." As of February 13, 2026, there were 95 registered holders of record of our common stock, which does not include beneficial owners of stock held in street name (i.e., through a brokerage firm, bank, broker-dealer, trust or other similar organization).

Dividends

No cash dividends have been declared on shares of our common stock, and the Company currently does not intend to pay dividends in the future.

Repurchases of Common Stock

We did not repurchase any shares of our common stock during the fourth quarter of fiscal 2025.

Recent Sales of Unregistered Equity Securities

Not applicable.

Stock Price Performance Graph

The following graph shows the total stockholder return of an investment of $100 in cash on December 26, 2020 through December 27, 2025 for (1) our common stock, (2) the S&P 500 Index, and (3) the S&P Semiconductors Select Industry Index. All values assume reinvestment of the full amount of all dividends. Stockholder returns over the indicated period are based on historical data and are not necessarily indicative of future stockholder returns.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among FormFactor, Inc., the S&P 500 Index, and the S&P Semiconductors Select Industry Index



225
200
175
150
125
100
75
50
25
December 26, 2020
December 25, 2021
December 31, 2022
December 30, 2023
December 28, 2024
December 27, 2025
FormFactor, Inc.
S&P 500 Index
S&P Semiconductors Select Industry Index

*$100 invested on December 26, 2020 in stock or index, including reinvestment of dividends.

	Cumulative Total Return					
	December 26, 2020	**December 25, 2021**	**December 31, 2022**	**December 30, 2023**	**December 28, 2024**	**December 27, 2025**
FormFactor, Inc.	$ 100.00	$ 104.53	$ 52.21	$ 97.96	$ 107.84	$ 136.36
S&P 500 Index	100.00	129.44	106.92	135.03	171.36	201.43
S&P Semiconductors Select Industry Index	100.00	143.66	100.47	135.97	155.88	200.70

This performance graph shall not be deemed "soliciting material" or to be "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 6: ***[Reserved]***

Item 7: ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions as described under the "Note Regarding Forward-Looking

Statements" that appears earlier in this Annual Report on Form 10-K. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under "Item 1A: Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

FormFactor, Inc., headquartered in Livermore, California, is a leading provider of electrical and optical test and measurement technologies along the full semiconductor product lifecycle - from characterization, modeling, reliability, and design de-bug, to qualification and production test. We provide a broad range of high-performance probe cards, analytical probes, probe stations, thermal systems, and cryogenic systems to both semiconductor companies and scientific institutions. Our products provide electrical and optical information from a variety of semiconductor and electro-optical devices and integrated circuits from early research, through development, to high-volume production. Customers use our products and services to accelerate profitability by optimizing device performance, reducing scrap, and improving yields.

We operate in two reportable segments consisting of the Probe Cards segment and the Systems segment. Sales of our probe cards and analytical probes are included in the Probe Cards segment, while sales of our probe stations, thermal systems and cryogenic systems are included in the Systems segment.

Highlights during fiscal year 2025 include the following:
- Achieved record annual revenue of $785.0 million.
- Purchased a manufacturing site in Texas, which is expected to begin ramping production in late fiscal 2026.
- Benefited from growth driven by exposure to end markets supporting artificial intelligence–related infrastructure, including HBM.
- Made meaningful progress in establishing customer engagements to further diversify our customer base.

We generated net income of $54.4 million in fiscal 2025 compared to net income of $69.6 million in fiscal 2024 and net income of $82.4 million in fiscal 2023.

The decrease in net income in fiscal 2025 compared to fiscal 2024 was primarily due to the gain on sale of business recognized in fiscal 2024 from the sale of our China operations that did not repeat in fiscal 2025. Excluding the impact from the fiscal 2024 gain, our financial performance was driven by record revenue levels led by strong growth in our DRAM product segment, particularly with demand for HBM chips utilized in generative artificial intelligence applications. Despite this revenue growth, gross margins declined year over year, though third and fourth quarters have shown meaningful improvement in gross margins compared to the first half of fiscal 2025 and second half of fiscal 2024.

The decrease in net income in fiscal 2024 compared to fiscal 2023 was primarily due to a reduced gain on sale of business with the fiscal 2024 gain from the sale of our China operations being less than the fiscal 2023 gain from the sale of our FRT business further described below. Excluding the impact of gains in each period, our financial performance was driven by the strengthening of certain areas of the semiconductor industry, which increased demand in some markets within our Probe Cards segment, particularly with demand for HBM chips utilized in generative artificial intelligence applications and the ramp of new mobile application processor designs. While we experienced growth in total revenues year over year, the Systems segment was negatively impacted due to the absence of metrology system sales as a result of the sale of our FRT Metrology business in the fourth quarter of fiscal 2023.

Recent Developments

Restructure — In January 2026, we adopted restructuring plans that are intended to better align cost structure and support gross margin improvement to our target financial model, while also aligning manufacturing capabilities with current and anticipated business needs and our strategic priorities. As part of this restructuring plan, we are consolidating the manufacturing facilities located in Carlsbad and Baldwin Park, California to other sites. The Baldwin Park site manufactured through January 2026 and the Carlsbad site is expected to manufacture through December 2026.

Acquisition — In December 2025, we acquired Keystone Photonics. This acquisition strengthened our position at the forefront of AI infrastructure demand, and strengthened our position at the forefront of the explosive market growth in silicon photonics ("SiPh"), extending our integrated test system leadership and leveraging our unique lab-to-fab position as SiPh and co-packaged optics manufacturers leap from concept to high-volume production.

Factory Expansion — In June 2025, we purchased a manufacturing site in Farmers Branch, Texas, which comprises four structures and includes 50,000 square feet of existing clean room space. This manufacturing facility enabled us to acquire a scarce, fit-for-purpose asset that aligned with our strategic roadmap and provides significant operational flexibility. Located in a lower-operating cost region, it was one of a handful of existing available facilities in the U.S. that had a clean room and came equipped with the infrastructure to meet our future manufacturing needs.

Investment Acquisition — In February 2025, we acquired a 20% equity interest in FICT Limited ("FICT"). Headquartered in Nagano, Japan, FICT is a provider of semiconductor test and high-performance computing industries with complex multi-layer organic substrates, printed circuit boards, and related leading-edge technologies and services.

Fiscal Year

We operate on a 52/53 week fiscal year, whereby the fiscal year ends on the last Saturday of December. The fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023 each included 52 weeks.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses in the reporting period. Our accounting policies are fundamental to understanding our financial condition and results of operations reported in our financial statements and related disclosures. We have identified the following accounting policies as being critical because they require our management to make particularly difficult, subjective and/or complex judgments about the effect of matters that are inherently uncertain. Our management has discussed the development, selection, application and disclosure of these critical accounting policies with the Audit Committee of our Board of Directors.

Inventory Valuation
We state our inventories at the lower of cost (principally standard cost which approximates actual cost on a first in, first out basis) or net realizable value. We regularly assess the value of our inventory and will periodically write down its value for estimated excess inventory and product obsolescence based upon an analysis of existing inventory quantities compared to estimated future consumption. Future consumption is estimated based upon assumptions about how past consumption, recent purchases, backlog and other factors may indicate future consumption. On a quarterly basis, we review existing inventory quantities in comparison to our past consumption, recent purchases, backlog and other factors to determine what inventory quantities, if any, may not be sellable. Based on this analysis, we record an adjustment to the cost basis of inventory when evidence exists that the net realizable value of inventory is lower than its cost, which occurs when we have excess and/or obsolete inventory.

At the point of loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Market conditions are subject to change, and demand for our products can fluctuate significantly. Actual consumption of inventories could differ from forecasted demand, and this difference could have a material impact on our gross profit and inventory balances based on additional provisions for excess or obsolete inventories, or a benefit from the sale of inventories previously written down.

Revenue Recognition
Revenue is recognized upon transferring control of products and services, and the amounts recognized reflect the consideration we expect to be entitled to receive in exchange for these products and services. An arrangement may include some or all of the following products and services: probe cards, systems, accessories, engineering services, installation services, service contracts and extended warranty contracts.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. In contracts with multiple performance obligations, we identify each performance obligation and evaluate whether the performance obligation is distinct within the context of the contract at contract inception. Performance obligations that are not distinct at contract inception are combined and accounted for as one unit of account. Generally, the performance obligations in a contract are considered distinct within the context of the contract and are accounted for as separate units of account.

Our products may be customized to our customers' specifications; however, control of our product is typically transferred to the customer at the point in time the product is either shipped or delivered, depending on the terms of the arrangement, as the criteria for over time recognition is not met. In limited circumstances, substantive acceptance by the customer exists which results in the deferral of revenue until acceptance is formally received from the customer. Judgment may be required in determining if the acceptance clause is substantive. In certain instances control of products is transferred to the customer over time based on performance and in those instances we utilize an appropriate input or output measure to determine to what extent control has transferred to the customer. Judgment may be required in determining an appropriate measure of performance.

Installation services are routinely provided to customers purchasing our systems. Installation services are a distinct performance obligation apart from the systems and are recognized in the period they are performed. Service contracts, which include repair and maintenance service contracts, and extended warranty contracts are also distinct performance obligations and are recognized over the contractual service period, which ranges from one to three years. For these service contracts recognized over time, we use the input measure of days elapsed to measure progress.

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. In determining the transaction price, we evaluate whether the price is subject to refund or adjustment to determine the net consideration to which we expect to be entitled. We generally do not grant return privileges, except for defective products during the warranty period. Sales incentives and other programs that we may make available to our customers are considered to be a form of variable consideration, which is estimated in determining the contract's transaction price to be allocated to the performance obligations.

For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation based on its relative stand-alone selling price. The stand-alone selling prices are determined based on observable prices, which are the prices at which we separately sell these products. For items which do not have observable prices, we use our best estimate of the stand-alone selling prices.

We account for tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction (i.e., sales, use, value added) on a net (excluded from revenue) basis.

Results of Operations

In this section, we discuss the results of our operations for the year ended December 27, 2025 compared to the year ended December 28, 2024. For a discussion of the year ended December 28, 2024 compared to the year ended December 30, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 28, 2024.

The following table sets forth our operating results as a percentage of revenues:

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Revenues	100.0 %	100.0 %	100.0 %
Cost of revenues	60.7	59.7	61.0
Gross profit	39.3	40.3	39.0
Operating expenses:			
Research and development	14.7	16.0	17.5
Selling, general and administrative	17.0	18.5	20.1
Factory start-up costs	0.4	—	—
Total operating expenses	32.1	34.5	37.6
Gain on sale of business	—	2.7	11.0
Operating income	7.2	8.5	12.4
Interest income, net	1.3	1.8	1.1
Other income (expense), net	0.3	0.1	(0.1)
Income before income taxes and equity investment	8.8	10.4	13.4
Provision for income taxes	1.6	1.3	1.0
Loss from equity investment	0.3	—	—
Net income	6.9 %	9.1 %	12.4 %

Revenues by Segment

	Fiscal 2025	Fiscal 2024	Fiscal 2023
	(In thousands)		
Probe Cards	$ 637,898	$ 625,960	$ 497,903
Systems[1]	147,095	137,639	165,199
Total	$ 784,993	$ 763,599	$ 663,102

[1] During the fourth quarter of fiscal 2023, we completed the sale of our FRT business. As a result, we generated no metrology systems revenue during fiscal 2025 and fiscal 2024, compared to $21.2 million during fiscal 2023.

Revenues by Market

	Fiscal 2025	% of Revenues	Fiscal 2024	% of Revenues	Change $	Change %
	(In thousands, except percentages)					
Probe Cards Markets:						
Foundry & Logic	$ 369,897	47.1 %	$ 381,182	49.9 %	$ (11,285)	(3.0)%
DRAM	247,397	31.6	227,422	29.8	19,975	8.8
Flash	20,604	2.6	17,356	2.3	3,248	18.7
Systems Market:						
Systems	147,095	18.7	137,639	18.0	9,456	6.9
Total revenues	$ 784,993	100.0 %	$ 763,599	100.0 %	$ 21,394	2.8 %

	Fiscal 2024	% of Revenues	Fiscal 2023	% of Revenues	Change $	Change %
			(In thousands, except percentages)			
Probe Cards Markets:						
Foundry & Logic	$ 381,182	49.9 %	$ 363,539	54.8 %	$ 17,643	4.9 %
DRAM	227,422	29.8	113,779	17.2	113,643	99.9
Flash	17,356	2.3	20,585	3.1	(3,229)	(15.7)
Systems Market:						
Systems[1]	137,639	18.0	165,199	24.9	(27,560)	(16.7)
Total revenues	$ 763,599	100.0 %	$ 663,102	100.0 %	$ 100,497	15.2 %

[1] During the fourth quarter of fiscal 2023, we completed the sale of our FRT business. As a result, we generated no metrology systems revenue during fiscal 2025 and fiscal 2024, compared to $21.2 million during fiscal 2023.

Foundry & Logic — The decrease in Foundry & Logic product revenue in fiscal 2025 compared to fiscal 2024 was primarily driven by weaker demand for probe cards associated with client PC and server microprocessor designs, reflecting reduced customer production levels during the year.

DRAM — The increase in DRAM product revenues in fiscal 2025 compared to fiscal 2024 was primarily driven by increased demand for HBM designs utilized in generative artificial intelligence applications.

Flash — The increase in Flash product revenue in fiscal 2025 compared to fiscal 2024 was primarily driven by increased customer production activity and demand for our products.

Systems — The increase in Systems product revenue in fiscal 2025 compared to fiscal 2024 was driven by increased sales of thermal systems, probe stations, and cryogenic systems.

Revenues by Geographic Region

	Fiscal 2025	% of Revenues	Fiscal 2024	% of Revenues	Fiscal 2023	% of Revenues
			(In thousands, except percentages)			
South Korea	$ 237,717	30.3 %	$ 184,528	24.2 %	$ 117,747	17.8 %
Taiwan	202,738	25.8	173,515	22.7	147,842	22.3
United States	152,152	19.4	183,716	24.1	171,781	25.9
China	57,965	7.4	102,982	13.5	91,736	13.8
Japan	43,216	5.5	33,946	4.4	36,791	5.5
Singapore	32,973	4.2	20,186	2.6	18,335	2.8
Europe	28,779	3.7	34,803	4.6	38,858	5.9
Malaysia	19,211	2.4	18,240	2.4	26,601	4.0
Rest of World	10,242	1.3	11,683	1.5	13,411	2.0
Total revenues	$ 784,993	100.0 %	$ 763,599	100.0 %	$ 663,102	100.0 %

Geographic revenue information is based on the location to which we ship the product. For example, if a certain South Korean customer purchases through their U.S. subsidiary and requests the products to be shipped to an address in South Korea, this sale will be reflected in the revenue for South Korea rather than United States.

Changes in revenue by geographic region in fiscal 2025 compared to fiscal 2024 were primarily attributable to changes in customer demand, impacts from trade restrictions, and product sales mix. Specifically, the changes in revenue by geographic region was attributable to the following:

- Increased demand for our DRAM probe card products, including those for HBM, contributed to the increase in revenue for South Korea in fiscal 2025 compared to fiscal 2024.
- Increased demand for our Foundry & Logic probe card products contributed to the increase in revenue for Taiwan in fiscal 2025 compared to fiscal 2024.
- Trade restrictions for the export of advanced U.S. semiconductor technology to China has caused decreasing demand from Chinese customers.

Cost of Revenues and Gross Margins

Cost of revenues consists primarily of manufacturing materials, compensation and benefits, shipping and handling costs, manufacturing-related overhead (including equipment costs, related occupancy, and computer services), warranty cost, inventory adjustments (including write-downs for inventory obsolescence), and amortization of certain intangible assets. Our manufacturing operations rely on a limited number of suppliers to provide key components and materials for our products, some of which are a sole source. We order materials and supplies based on backlog and forecasted customer orders. Tooling and setup costs related to changing manufacturing lots at our suppliers are also included in the cost of revenues. We expense all warranty costs, inventory provisions and amortization of certain intangible assets as cost of revenues.

Gross profit and gross margin by segment were as follows (dollars in thousands):

| | Fiscal 2025 | | | |
	Probe Cards	Systems	Corporate and Other	Total
Gross profit	$ 258,500	$ 61,553	$ (11,202)	$ 308,851
Gross margin	40.5 %	41.8 %		39.3 %

| | Fiscal 2024 | | | |
	Probe Cards	Systems	Corporate and Other	Total
Gross profit	$ 259,007	$ 59,511	$ (10,595)	$ 307,923
Gross margin	41.4 %	43.2 %		40.3 %

| | Fiscal 2023 | | | |
	Probe Cards	Systems	Corporate and Other	Total
Gross profit	$ 185,392	$ 84,735	$ (11,547)	$ 258,580
Gross margin	37.2 %	51.3 %		39.0 %

Probe Cards—Gross profit and gross margin in the Probe Cards segment decreased in fiscal 2025 compared to fiscal 2024, despite the record revenue levels primarily due to higher manufacturing costs, which included increased costs for tariffs, partially offset by a favorable product mix and favorable factory utilization with the increased volumes. For fiscal 2025 compared to fiscal 2024, DRAM revenue was up from 36.3% of Probe Card sales to 38.8% of Probe Card sales, and Foundry & Logic revenue was down from 60.9% of Probe Card sales to 58.0% of Probe Card sales. In general, our DRAM products have lower margins than our Foundry & Logic products, although there is a significant intra-market variance depending on customer and device.

Systems—Gross profit in the Systems segment increased while gross margin decreased in fiscal 2025 compared to fiscal 2024, primarily as a result of greater revenues that was offset by an increase in manufacturing spending and an unfavorable product mix as a greater percentage of Systems segment revenues were from lower margin products.

Corporate and Other—Corporate and Other includes unallocated expenses relating to stock-based compensation expense, amortization of intangible assets, inventory and fixed asset fair value adjustments due to acquisitions, and restructuring charges, net, which are not used in evaluating the results of, or in allocating resources to, our reportable segments. Corporate and Other expenses increased in fiscal 2025 compared to fiscal 2024 primarily due to higher restructuring charges, which were partially offset by lower stock-based compensation and lower amortization.

Overall—Gross profit and gross margin fluctuate with revenue levels, product mix, selling prices, factory loading and material costs. For fiscal 2025 compared to fiscal 2024, gross profit increased and gross margins decreased as a result of greater revenues and a favorable product mix, that was offset by higher manufacturing costs, which included a 1.4% gross margin impact from increased costs for tariffs. Despite the impact of tariffs, third and fourth quarters of fiscal 2025 have shown meaningful improvement in gross margins compared to the first half of fiscal 2025 and second half of fiscal 2024.

Stock-based compensation expense included in cost of revenues for fiscal 2025 and 2024 was $7.4 million and $7.7 million, respectively.

Research and Development

	Fiscal Year Ended			
	December 27, 2025	December 28, 2024	$ Change	% Change
	(Dollars in thousands)			
Research and development	$ 115,682	$ 121,938	$ (6,256)	(5.1)%
% of revenues	14.7 %	16.0 %		

	Fiscal Year Ended			
	December 28, 2024	December 30, 2023	$ Change	% Change
	(Dollars in thousands)			
Research and development	$ 121,938	$ 115,765	$ 6,173	5.3 %
% of revenues	16.0 %	17.5 %		

The decrease in research and development expense in fiscal 2025 compared to fiscal 2024 was primarily driven by a decrease in general operational costs, which includes the benefit of a German government grant earned in fiscal 2025 that partially offset expenses, lower project material costs, lower stock based compensation and decreased employee compensation costs from lower performance-based compensation.

The components of this increase were as follows (in thousands):

	Fiscal 2025 compared to Fiscal 2024
General operational costs	$ (3,388)
Project material costs	(2,091)
Stock-based compensation expense	(428)
Employee compensation costs	(349)
	$ (6,256)

Stock-based compensation expense included within research and development in fiscal 2025 and 2024 was relatively flat at $10.3 million and $10.7 million, respectively.

Selling, General and Administrative

	Fiscal Year Ended			
	December 27, 2025	December 28, 2024	$ Change	% Change
	(Dollars in thousands)			
Selling, general and administrative	$ 133,074	$ 141,786	$ (8,712)	(6.1)%
% of revenues	17.0 %	18.5 %		

	Fiscal Year Ended			
	December 28, 2024	December 30, 2023	$ Change	% Change
	(Dollars in thousands)			
Selling, general and administrative	$ 141,786	$ 133,012	$ 8,774	6.6 %
% of revenues	18.5 %	20.1 %		

The decrease in selling, general and administrative expense in fiscal 2025 compared to fiscal 2024 was primarily driven by initiatives to further control operating expenses, resulting in lower general operating costs. These reductions included decreased employee compensation due to lower performance-based compensation, partially offset by higher employee-related costs from annual pay increases, as well as lower consulting fees. In addition, we incurred lower stock-based compensation expense, commission expense, and amortization of intangible assets, partially offset by higher restructuring charges related to operating efficiency initiatives.

The components of this overall increase were as follows (in thousands):

	Fiscal 2025 compared to Fiscal 2024
General operating expenses	$ (4,183)
Employee compensation costs	(4,103)
Restructuring charges	3,395
Consulting fees	(2,928)
Stock-based compensation expense	(412)
Commission expenses	(342)
Amortization of intangibles	(139)
	$ (8,712)

Stock-based compensation expense included within selling, general and administrative in fiscal 2025 and 2024 was $20.9 million and $21.3 million, respectively.

Factory Start-Up Costs

	Fiscal Year Ended			
	December 27, 2025	December 28, 2024	$ Change	% Change
	(Dollars in thousands)			
Factory start-up costs	$ 3,025	$ —	$ 3,025	— %
% of revenues	0.4 %	— %		

Factory start-up costs are current year costs associated with our newly purchased manufacturing site in Farmers Branch, Texas. The start-up costs consist of utilities, employee compensation costs, taxes and licenses, facility maintenance, and other expenses being incurred while the site is being brought to its intended use. These costs are expected to increase as we continue the build-out, with an expected production ramp beginning late in the fourth quarter of fiscal 2026, and are expected to be between $20.0 million to $25.0 million over fiscal 2026. We expect that when the site begins revenue-generating production, the operating costs of that site previously expensed as factory start-up costs will instead be primarily expensed as part of the cost of the production in the Consolidated Statements of Income as a Cost of revenues.

Interest Income and Interest Expense

	Fiscal Year Ended	
	December 27, 2025	December 28, 2024
	(Dollars in thousands)	
Interest Income	$ 10,640	$ 14,111
Weighted average balance of cash and investments	$ 294,196	$ 353,191
Weighted average yield on cash and investments	4.14 %	4.56 %
Interest Expense	$ 521	$ 418
Average debt outstanding	$ 12,690	$ 13,785
Weighted average interest rate on debt	2.75 %	2.75 %

Interest income is earned on our cash, cash equivalents, restricted cash and marketable securities. The decrease in interest income in fiscal 2025 compared to fiscal 2024 was attributable to lower invested balances and lower weighted average yield on cash and investments.

Interest expense primarily includes interest on our term loan, interest rate swap derivative contract, commitment fee on our revolving credit facility, term loan issuance costs amortization charges, and our revolving credit facility issuance costs amortization charges. The increase in interest expense for fiscal 2025 compared to fiscal 2024 was due to fees for our undrawn revolving credit facility.

Other income (expense), net
Other income (expense), net, primarily includes the effects of foreign currency and various other gains and losses. We partially mitigate our risk from currency movements by hedging certain balance sheet exposures, which minimizes the impacts during periods of foreign exchange volatility. Foreign exchange gains for fiscal 2025 and fiscal 2024 were $1.8 million and $1.0 million, respectively.

Provision for income taxes

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
	(Dollars in thousands)		
Provision for income taxes	$ 13,004	$ 9,798	$ 6,880
Effective tax rate	18.7 %	12.3 %	7.7 %

Provision for income taxes reflects the tax provision on our operations in foreign and U.S. jurisdictions, offset by tax benefits from tax credits and the foreign-derived intangible income deduction. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss by jurisdiction, changes to the valuation allowance, changes to U.S. federal, state or foreign tax laws, changes in stock-based compensation expense/benefit, future expansion into areas with varying country, state, and local income tax rates, and deductibility of certain costs and expenses by jurisdiction. The increase in our effective tax rate for fiscal 2025, when compared to the prior year, was primarily driven by the impact of implementing the One Big Beautiful Bill Act ("OBBBA") tax law changes.

One Big Beautiful Bill
On July 4, 2025, the OBBBA, which included a broad range of tax reform provisions that affected our financial results, was signed into law in the United States. Among other provisions, the OBBBA repealed the capitalization of domestic Research and Development ("R&D") expenditures and included a reduced deduction rate on Foreign-derived Deduction Eligible Income and income from non-U.S. subsidiaries. We evaluated the impact of these provisions and implemented our current strategy, which, after considering the interplay of the various tax calculations affected by the OBBBA, resulted in a modest net increase to our effective tax rate.

Liquidity and Capital Resources

Capital Resources
Our working capital decreased to $433.2 million at December 27, 2025 compared to $473.8 million at December 28, 2024.

Cash and cash equivalents primarily consist of deposits held at banks and money market funds. Marketable securities primarily consist of U.S. treasuries, corporate bonds, U.S. agency securities, and commercial paper. We typically invest in highly-rated securities with low probabilities of default. Our investment policy requires investments to be rated single A or better, and limits the types of acceptable investments, issuer concentration and duration of the investment.

Our cash, cash equivalents and marketable securities totaled approximately $275.2 million at December 27, 2025 compared to $360.0 million at December 28, 2024. We deployed significant cash in connection with the purchase of our equity investment in FICT, the purchase of our new manufacturing site in Farmers Branch, and the recent acquisition of Keystone Photonics, together representing $142.7 million of the decrease in cash. We have the full amount available under our $150 million revolving credit facility as of December 27, 2025. Based on our historical results of operations, we expect that our cash, cash equivalents, and marketable securities on hand, the cash we expect to generate from operations, and the available capacity under our revolving credit facility will be sufficient to fund, through at least the next 12 months, our liquidity requirements including those arising from: research and development, capital expenditures, working capital, outstanding commitments, and other liquidity requirements associated with existing operations. This includes consideration of estimated capital expenditures of $140.0 million to $170.0 million for the ramp of the Farmers Branch manufacturing site. However, we cannot be certain that our cash, cash equivalents, and marketable securities on hand, and cash generated from operations, will be available in the future to fund all of our capital and operating requirements. In addition, any future strategic investments and significant acquisitions may require additional cash and capital resources. To the extent necessary, we may consider entering into short and long-term debt obligations, raising cash through a stock issuance, or obtaining new financing facilities, which may not be available on terms favorable to us. If we are unable to obtain sufficient cash or capital to meet our needs on a timely basis and on favorable terms, our business and operations could be materially and adversely affected.

If we are unsuccessful in maintaining or growing our revenues, maintaining or reducing our cost structure, or increasing our available cash through debt or equity financings, our cash, cash equivalents and marketable securities may decline.

We utilize a variety of tax planning and financing strategies in an effort to manage our worldwide cash and deploy funds to locations where they are needed. As part of these strategies, we indefinitely reinvest a portion of our foreign earnings. Should we require additional capital in the United States, we may elect to repatriate indefinitely-reinvested foreign funds or raise capital in the United States.

Cash Flows

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
	(Dollars in thousands)		
Net cash provided by operating activities	$ 115,398	$ 117,534	$ 64,602
Net cash provided by (used in) investing activities	(191,468)	(33,480)	29,049
Net cash used in financing activities	(13,633)	(64,612)	(22,711)

Operating Activities

Net cash provided by operating activities consists of net income for the period, adjusted for certain non-cash items and changes in certain operating assets and liabilities. Net cash provided by operating activities in fiscal 2025 was primarily attributable to net income of $54.4 million and net non-cash items of $104.0 million, partially offset by the increase in net working capital of $43.0 million. The cash used in net working capital is related to higher inventory balances of $20.7 million and an increase in accounts receivable of $20.2 million, reflecting higher sales volumes. In addition, operating lease liabilities decreased by $8.1 million and accounts payable declined by $5.7 million. These uses of cash were partially offset by increases in accrued liabilities of $4.6 million, deferred revenue of $4.5 million, and other liabilities of $2.3 million. The non-cash adjustments primarily consisted of depreciation and amortization, stock-based compensation expense, provision for excess and obsolete inventories, and the reduction in the carrying amount of right-of-use-assets.

Investing Activities

Net cash used in investing activities in fiscal 2025 was primarily attributable to $103.7 million in capital expenditures for property, plant and equipment. Of this amount, $55.0 million related to our new Farmers Branch manufacturing facility in Farmers Branch, Texas. Investing cash outflows also included $20.6 million used to acquire shares of Keystone Photonics and $67.2 million related to the Company's equity investment in FICT.

Financing Activities

Net cash used in financing activities in fiscal 2025 was primarily attributable to $26.2 million of common stock repurchases under the Company's stock repurchase program and $12.4 million paid for tax withholdings associated with net share settlements of employee equity awards. These uses of cash were partially offset by $26.1 million of proceeds from issuances of common stock, which includes $15.0 million from a private placement and $11.1 million from purchases under our employee stock purchase plan.

Debt

Revolving Credit Agreement

On July 29, 2025, we entered into a Revolving Credit Agreement (the "Revolver") with Wells Fargo Bank, National Association, as Administrative Agent, and the lenders party thereto, providing us with a $150 million revolving credit facility (the "Facility"). The Facility matures on July 29, 2030 and may be used for working capital and other general corporate purposes, subject to the terms and conditions set forth in the Revolver. No amounts were outstanding under the Facility as of December 27, 2025.

Borrowings under the Facility will bear interest at a fluctuating rate per annum equal to, at our option, (i) the forward-looking secured overnight financing rate ("term SOFR"), (ii) a base rate set forth in the Revolver, or (iii) a combination thereof, plus, in each case, an applicable margin calculated based on our leverage ratio. Voluntary prepayments may be made without penalty, subject to certain notice requirements and minimum prepayment and reduction thresholds.

The Facility is also subject to a quarterly commitment fee ranging from 0.15% to 0.25% per annum, applied to the daily amount by which the committed amount exceed the borrowings outstanding. The commitment fee as of December 27, 2025 was 0.15%.

The Revolver contains customary representations and warranties, and affirmative and negative covenants, and events of default, including limitations on subsidiary indebtedness and liens, we well as requirements to maintain specified financial ratios. These financial covenants include a requirement to maintain a consolidated total net leverage ratio not exceeding 3.50 to 1.00 as of the last day of each fiscal quarter, which may increase to 4.00 to 1.00 for four fiscal quarters following a permitted acquisition. We were in compliance with the Facility's covenants as of December 27, 2025.

Building Term Loan and Interest Rate Swap

On June 22, 2020, we entered into an $18.0 million 15-year credit facility loan agreement (the "Building Term Loan"). Proceeds from the Building Term Loan were used to acquire a building adjacent to our leased facilities in Livermore, California. On May 19, 2023, we amended the Building Term Loan, to replace the benchmark reference rate London Interbank Offered Rate ("LIBOR") with term SOFR, with no change to the contractual amount or timing of cash flows.

The Building Term Loan bears interest at a rate equal to the applicable SOFR rate, plus 1.86% per annum, with interest payable in monthly installments over the fifteen-year term. The interest rate as of December 27, 2025 prior to the effect of the related interest rate swap was 5.74%. As of December 27, 2025, the outstanding principal balance under the Building Term Loan was $12.3 million, and we were in compliance with all covenants under the agreement.

On March 17, 2020, we entered into an interest rate swap agreement to hedge the variable interest payments on the Building Term Loan. The swap was originally executed for a notional amount of $18.0 million, with an amortization period that matches the underlying debt. The interest rate swap was intended to mitigate our exposure to variability in interest rates associated with movements in LIBOR. On May 19, 2023, we amended the interest rate swap to replace LIBOR with SOFR, consistent with the amendment to the Building Term Loan. Following this amendment, the interest rate swap continues to convert our floating-rate interest into a fixed-rate at 2.75%. As of December 27, 2025, the notional amount of the loan that is subject to this interest rate swap is $12.3 million.

Stock Repurchase Programs

On May 20, 2022, our Board of Directors authorized a two-year program to repurchase up to $75 million of outstanding common stock to offset potential dilution from issuance of common stock under our stock-based compensation programs. During fiscal 2022 and 2023, we repurchased and retired 1,700,893 shares of common stock for $56.4 million and 504,352 shares of common stock for $18.6 million, respectively, utilizing all of the shares available for repurchase under the program.

On October 30, 2023, our Board of Directors authorized a two-year program to repurchase up to $75 million of outstanding common stock, with the primary purpose of offsetting potential dilution from issuance of common stock under our stock-based compensation programs. During fiscal 2023 and 2024, we purchased and retired 32,020 shares of common stock for $1.2 million and 1,309,635 shares of common stock for $53.3 million, respectively. On March 29, 2025, our Board of Directors approved an increase to the repurchase program, authorizing the repurchase of an additional $1.6 million in shares of common stock. During fiscal 2025, we repurchased and retired 665,000 shares of common stock for $22.1 million, utilizing the remaining shares available for repurchase under the program.

On April 24, 2025, our Board of Directors authorized a new two-year program to repurchase up to $75.0 million of outstanding common stock to offset potential dilution from issuance of common stock under our stock-based compensation programs. This share repurchase program will expire on April 24, 2027. During fiscal 2025, we repurchased and retired 135,000 shares of common stock for $4.1 million, and as of December 27, 2025, $70.9 million remained available for future repurchases.

Contractual Obligations and Commitments

The following table summarizes our significant contractual obligations and commitments to make future payments in cash as of December 27, 2025 (in thousands):

	Payments Due In Fiscal Year						
	2026	2027	2028	2029	2030	2031 and thereafter	Total
Operating leases	$ 8,926	$ 8,421	$ 4,736	$ 510	$ 461	$ 993	$ 24,047
Term loan - principal payments	1,142	1,175	1,208	1,242	1,278	6,213	12,258
Term loan - interest payments[1]	683	615	548	477	400	845	3,568
Revolver - commitment fee[2]	228	228	232	228	131	—	1,047
Total	$ 10,979	$ 10,439	$ 6,724	$ 2,457	$ 2,270	$ 8,051	$ 40,920

[1] Represents our minimum interest payment commitments at 5.74% per annum, excluding the interest rate swap described in Debt, above.
[2] Represents our quarterly commitment fee of 0.15% on the daily amount by which the commitments under the Facility exceed the outstanding amount. This commitment assumes no borrowings.

The table above excludes our gross liability for unrecognized tax benefits and our deferred grant. The gross liability for unrecognized tax benefits was $52.0 million as of December 27, 2025. The timing of any payments which could result from these unrecognized tax benefits will depend upon a number of factors and, accordingly, the timing of payment cannot be estimated. The deferred grant was $18.0 million as of December 27, 2025, and consists of cash received from a California Competes Grant awarded from the California Governor's Office of Business and Economic Development. The timing of any potential repayments is dependent upon a number of factors, including the number of employees and capital investments within California over the 5-year term. Accordingly, the extent and timing of any potential repayment cannot be estimated.

Indemnification Arrangements

We have entered, and may from time to time in the ordinary course of our business enter, into contractual arrangements with third parties that include indemnification obligations. Under these contractual arrangements, we have agreed to defend, indemnify and/or hold the third party harmless from and against certain liabilities. These arrangements include indemnities in favor of customers in the event that our products or services infringe a third party's intellectual property, or cause property damage or other indemnities in favor of our lessors in connection with facility leasehold liabilities that we may cause. In addition, we have entered into indemnification agreements with our directors and certain of our officers, and our bylaws contain indemnification obligations in favor of our directors, officers and agents. These indemnity arrangements may limit the type of the claim, the total amount that we can be required to pay in connection with the indemnification obligation and the time within which an indemnification claim can be made. The duration of the indemnification obligation may vary, and for most arrangements, survives the agreement term and is indefinite. We believe that substantially all of our indemnity arrangements provide either for limitations on the maximum potential future payments we could be obligated to make, or for limitations on the types of claims and damages we could be obligated to indemnify, or both. However, it is not possible to determine or reasonably estimate the maximum potential amount of future payments under these indemnification obligations due to the varying terms of such obligations, a lack of history of prior indemnification claims, the unique facts and circumstances involved in each particular contractual arrangement and in each potential future claim for indemnification, and the contingency of any potential liabilities upon the occurrence of events that are not reasonably determinable. We have not had any material requests for indemnification under these arrangements. We have not recorded any liabilities for these indemnification arrangements on our Consolidated Balance Sheets as of December 27, 2025 or December 28, 2024.

New Accounting Pronouncements

See Note 18, *Recent Accounting Pronouncements*, of Notes to Consolidated Financial Statements.

Item 7A: *Quantitative and Qualitative Disclosures about Market Risk*

Foreign Currency Exchange Risk

We conduct certain operations in foreign currencies. We enter into currency forward exchange contracts to hedge a portion, but not all, of existing foreign currency denominated amounts. Gains and losses on these contracts are generally recognized in Other income (expense), net in our Consolidated Statements of Income. Because the effect of movements in currency exchange rates on the currency forward exchange contracts generally offsets the related effect on the underlying items being hedged, these financial instruments are not expected to subject us to risks that would otherwise result from changes in currency exchange rates as of December 27, 2025. We do not use derivative financial instruments for trading or speculative purposes. We recognized a net gain from foreign exchange of $1.8 million, $1.0 million, and $0.6 million in fiscal 2025, 2024, and 2023, respectively.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We invest in a number of securities including U.S. treasuries, U.S. agency discount notes, money market funds, corporate bonds, and commercial paper. We attempt to maintain the safety and preservation of our invested principal funds by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing in high grade investment securities. By policy, we limit the amount of credit exposure to an issuer, except U.S. treasuries and U.S. agencies.

Our exposure to interest rate risk arising from our Term Loan (see Note 6, *Debt*, of Notes to Consolidated Financial Statements) is insignificant as a result of the interest-rate swap agreement (see Note 9, *Derivative Financial Instruments*, of Notes to Consolidated Financial Statements) that we entered into with U.S. Bank National Association (successor to MUFG Union Bank, N.A.) to hedge the interest payments on our Building Term Loan.

We use interest rate derivative instruments to manage certain interest rate exposures. We do not use derivative instruments for trading or speculative purposes. The fair market value of our fixed rate securities may be adversely impacted by increases in interest rates while income earned on floating rate securities may decline as a result of decreases in interest rates. A hypothetical 100 basis-point (one percentage point) increase or decrease in interest rates compared to rates at December 27, 2025 and December 28, 2024 would have affected the fair value of our investment portfolio by $2.4 million and $3.4 million, respectively.

Item 8: *Financial Statements and Supplementary Data*

Consolidated Financial Statements

The consolidated financial statements and supplementary data required by this item are included in the section entitled "Consolidated Financial Statements" of this Annual Report on Form 10-K. See Part VI, Item 15 for a list of our consolidated financial statements.

Item 9: *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A: *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) were effective as of December 27, 2025 to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth quarter of fiscal 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel and consultants, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

    (i)   pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets;

    (ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

    (iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 27, 2025. In making this assessment, our management used the criteria set forth in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the results of this assessment, management has concluded that our internal control over financial reporting was effective as of December 27, 2025.

The effectiveness of our internal control over financial reporting as of December 27, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears in this Annual Report on Form 10-K.

Limitations on the Effectiveness of Controls

Control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control systems' objectives are being met. Further, the design of any control systems must reflect the fact that there are resource constraints, and the benefits of all controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Control systems can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based, in part, on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

CEO and CFO Certifications

We have attached as exhibits to this Annual Report on Form 10-K the certifications of our Chief Executive Officer and Chief Financial Officer, which are required in accordance with the Exchange Act. We recommend that this Item 9A be read in conjunction with the certifications for a more complete understanding of the subject matter presented.

Item 9B: *Other Information*

Insider Trading Arrangements

During the quarter ended December 27, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as each term is defined in Item 408(a) of Regulation S-K, except as follows:

On December 4, 2025, Aric McKinnis, the Company's Chief Financial Officer, adopted a Rule 10b5-1 trading agreement. Under this arrangement, a total of up to 5,552 shares of our common stock may be sold, subject to certain conditions, after March 5, 2026 and before the arrangement expires on December 4, 2026.

The above arrangement is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act.

Item 9C: ***Disclosure Regarding Foreign Jurisdictions that Prevent Inspections***

None.

PART III

Item 10: *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to the proxy statement for our 2026 Annual Meeting of Stockholders under the captions Corporate Governance, Executive Officers, and, if applicable, Delinquent Section 16(a) Reports.

Item 11: *Executive Compensation*

The information required by this item is incorporated by reference to the proxy statement for our 2026 Annual Meeting of Stockholders under the captions Compensation Discussion and Analysis, Executive Compensation and Related Information, Compensation Committee Interlocks and Insider Participation and Compensation Committee Report.

Item 12: *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to the proxy statement for our 2026 Annual Meeting of Stockholders under the captions Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, and Equity Compensation Plan.

Item 13: *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the proxy statement for our 2026 Annual Meeting of Stockholders under the captions Certain Relationships and Related Person Transactions and Independence of Directors.

Item 14: *Principal Accountant Fees and Services*

Our independent registered public accounting firm is KPMG LLP; Portland, Oregon; Auditor Firm ID: 185.

The information required by this item is incorporated by reference to the proxy statement for our 2026 Annual Meeting of Stockholders under the caption Principal Auditor Fees and Services.

Item 15: *Exhibits and Financial Statement Schedules*

Financial Statements and Schedules

The Consolidated Financial Statements, together with the report thereon of KPMG LLP, are included on the pages indicated below:

	Page
Report of Independent Registered Public Accounting Firm	49
Consolidated Balance Sheets as of December 27, 2025 and December 28, 2024	51
Consolidated Statements of Income for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023	52
Consolidated Statements of Comprehensive Income for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023	53
Consolidated Statements of Stockholders' Equity for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023	54
Consolidated Statements of Cash Flows for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023	55
Notes to Consolidated Financial Statements	57

Financial statement schedules have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Exhibits

The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Item 16: *Form 10-K Summary*

None.

EXHIBIT INDEX

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File No	Date of First Filing	Exhibit Number	
3.1	Certificate of Amendment of Amended and Restated Certificate of Incorporation of FormFactor, Inc.	10-K	000-50307	2/21/2025	3.1	
3.2	Restated Certificate of Incorporation of FormFactor, Inc.	10-K	000-50307	2/21/2025	3.2	
3.3	Amended and Restated By-laws of FormFactor, Inc.	8-K	000-50307	7/30/2025	3.2	
4.1	Specimen Common Stock Certificate	S-1/A	333-86738	5/28/2002	4.01	
4.2	Description of Securities	10-K	000-50307	2/22/2021	4.2	
10.1+	FormFactor, Inc. Severance Plan for US Executives	10-K	000-50307	2/21/2025	10.1	
10.2+	Form of Indemnity Agreement	S-1/A	333-86738	5/28/2002	10.01	
10.3+	Employee Incentive Plan, as amended and restated effective January 28, 2025	10-K	000-50307	2/21/2025	10.3	
10.4+	Employee Incentive Plan, as amended and restated effective January 25, 2022	10-K	000-50307	2/21/2025	10.4	
10.5+	Equity Incentive Plan, as amended and restated effective May 27, 2022	DEF 14A	000-50307	4/13/2022	Appendix B	
10.6+	Employee Stock Purchase Plan, as amended and restated May 19, 2023	DEF 14A	000-50307	4/4/2023	Appendix A	
10.7	Pacific Corporate Center Lease (Building 1) by and between Greenville Holding Company LLC (successor to Greenville Investors, L.P.) ("Greenville") and the Registrant dated May 3, 2001	S-1/A	333-86738	6/10/2003	10.18	
10.8	First Amendment to Pacific Corporate Center Lease (Building 1) by and between Greenville and the Registrant dated January 31, 2003	S-1/A	333-86738	5/7/2003	10.18.1	
10.9	Pacific Corporate Center Lease (Building 2) by and between Greenville and the Registrant dated May 3, 2001	S-1/A	333-86738	6/10/2003	10.19	
10.10	First Amendment to Pacific Corporate Center Lease (Building 2) by and between Greenville and the Registrant dated January 31, 2003	S-1/A	333-86738	5/7/2003	10.19.1	
10.11	Pacific Corporate Center Lease (Building 3) by and between Greenville and the Registrant dated May 3, 2001	S-1/A	333-86738	6/10/2003	10.20	
10.12	First Amendment to Pacific Corporate Center Lease (Building 3) by and between Greenville and the Registrant dated January 31, 2003	S-1/A	333-86738	5/7/2003	10.20.1	
10.13	Third Amendment, dated December 19, 2016, between FormFactor, Inc. and MOHR PCC, LP, to Pacific Corporate Center Leases (Buildings 1, 2 and 3), dated May 3, 2001, by and between Greenville Investors, L.P. and FormFactor, Inc., as amended	8-K	000-50307	12/23/2016	10.2	
10.14++	Pacific Corporate Center Lease by and between Greenville and the Registrant dated September 7, 2004, as amended by First Amendment to Building 6 Lease dated August 16, 2006	10-Q	000-50307	11/7/2006	10.01	
10.15	Second Amendment, dated December 19, 2016, between FormFactor, Inc. and MOHR PCC, LP, to Pacific Corporate Center Lease, dated October 5, 2004, by and between Greenville Investors, L.P. and FormFactor, Inc., as amended	8-K	000-50307	12/23/2016	10.1	
10.16	Third Amendment, dated October 1, 2018, between FormFactor, Inc. and MOHR PCC, LP, to Pacific Corporate Center Lease, dated October 5, 2004, by and between Greenville Investors, L.P. and FormFactor, Inc., as amended	8-K	000-50307	10/2/2018	10.1	
10.17	Fourth Amendment, dated October 1, 2018, between FormFactor, Inc. and MOHR PCC, LP, to Pacific Corporate Center Lease, dated October 5, 2004, by and between Greenville Investors, L.P. and FormFactor, Inc., as amended	8-K	000-50307	10/2/2018	10.2	
10.18	Rental Agreement by and between Cascade Microtech Dresden GmbH and Süss Grundstücksverwaltungs GbR dated as of June 17, 2011.	10-Q	000-51072	8/10/2011	10.3	
10.19	First Amendment to Lease dated January 10, 2007, between Nimbus Center LLC (as successor in interest to Spieker Properties, L.P.) and Cascade Microtech, Inc.	10-Q	000-51072	5/9/2014	10.1	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No	Date of First Filing	Exhibit Number	
10.20	Second Amendment to Lease dated February 25, 2013, between Nimbus Center LLC and Cascade Microtech, Inc.	10-Q	000-51072	5/8/2013	10.2	
10.21	Third Amendment to Lease dated January 23, 2014, between Nimbus Center LLC and Cascade Microtech, Inc.	10-Q	000-51072	5/9/2014	10.2	
10.22	Fourth Amendment to Lease dated March 31, 2014, between Nimbus Center LLC and Cascade Microtech, Inc.	10-Q	000-51072	5/9/2014	10.3	
10.23	Fifth Amendment to Lease dated September 24, 2014, between Nimbus Center LLC and Cascade Microtech, Inc.	10-K	000-51072	3/72016	10.22	
10.24++	Sixth Amendment to Lease dated July 8, 2015, between Nimbus Center LLC and Cascade Microtech, Inc.	10-K	000-51072	3/72016	10.23	
10.25	Seventh Amendment to Lease dated June 5, 2018, between Nimbus Center LLC and FormFactor Beaverton, Inc.	10-K	000-50307	2/24/2023	10.35	
10.26	Eighth Amendment to Lease dated December 14, 2022, between Nimbus Center LLC and FormFactor, Inc.	10-K	000-50307	2/24/2023	10.36	
10.27+	Employment Offer Letter, dated August 29, 2012 to Mike Slessor	10-K	000-50307	3/13/2013	10.19	
10.28+	CEO Change of Control and Severance Agreement, dated November 15, 2024 by and between Mike Slessor and the Registrant	10-K	000-50307	2/21/2025	10.28	
10.29+	Employment Offer Letter, dated February 15, 2018 to Shai Shahar	10-Q	000-50307	5/8/2018	10.1	
10.30+	Change of Control Severance Agreement, dated July 20, 2022 by and between Shai Shahar and the Registrant	8-K	000-50307	7/26/2022	10.2	
10.31+	Employment Offer Letter, dated August 4, 2025 to Aric McKinnis	—	—	—	—	X
10.32++#	Share Purchase Agreement by and among Camtek, Ltd. as purchaser and FormFactor GmbH as seller and FormFactor, Inc as Parent and FRT GmbH as Company, dated as of September 17, 2023	10-K	000-50307	2/21/2025	10.31	
10.33	Credit Agreement, dated as of July 29, 2025, by and among FormFactor, Inc. and Wells Fargo Bank, National Association, as Administrative Agent, and the lenders party thereto from time to time	8-K	000-50307	7/30/2025	10.1	
19.1	Insider Trading Policy	10-K	000-50307	2/21/2025	19.1	
21.1	List of Registrant's subsidiaries	—	—	—	—	X
23.1	Consent of Independent Registered Public Accounting Firm - KPMG LLP	—	—	—	—	X
24.1	Power of Attorney (included on the signature page of this Form 10-K)	—	—	—	—	X
31.1	Certification of Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	X
31.2	Certification of Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	X
32.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	X
97.1	Incentive Compensation Clawback Policy, effective October 2, 2023	10-K	000-50307	2/21/2025	97.1	
101**	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 27, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.	—	—	—	—	X
101.SCH**	XBRL Taxonomy Extension Schema Document	—	—	—	—	X

		Incorporated by Reference				
Exhibit Number	Exhibit Description	Form	File No	Date of First Filing	Exhibit Number	Filed Herewith
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document	—	—	—	—	X
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document	—	—	—	—	X
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document	—	—	—	—	X
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document	—	—	—	—	X
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 27, 2025, formatted in Inline XBRL (included as Exhibit 101).	—	—	—	—	X

*	This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.
**	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.
+	Indicates a management contract or compensatory plan or arrangement.
++	The schedules, exhibits, and annexes to this exhibit have been omitted in reliance on Item 601(a)(5) of Regulation S-K and will be furnished supplementally to the SEC upon request.
#	Certain information identified by bracketed asterisks ([***]) has been omitted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both (i) not material and (ii) the type that the Registrant treats as private or confidential.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMFACTOR, INC.

Date: February 20, 2026   By: /s/ ARIC MCKINNIS

Aric McKinnis
Chief Financial Officer

POWER OF ATTORNEY

KNOW BY ALL PERSONS BY THESE PRESENTS, that each of the undersigned whose signature appears below constitutes and appoints Aric McKinnis and Alan Chan, and each of them, the undersigned's true and lawful attorneys in-fact and agents with full power of substitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and any other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act requisite and necessary to be done with respect to this Annual Report on Form 10-K, including amendments, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL D. SLESSOR Michael D. Slessor	President, Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2026
/s/ ARIC MCKINNIS Aric McKinnis	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 20, 2026
/s/ THOMAS ST. DENNIS Thomas St. Dennis	Director	February 20, 2026
/s/ KEVIN BREWER Kevin Brewer	Director	February 20, 2026
/s/ REBECA OBREGON JIMENEZ Rebeca Obregon Jimenez	Director	February 20, 2026
/s/ SHERI RHODES Sheri Rhodes	Director	February 20, 2026
/s/ KELLEY STEVEN-WAISS Kelley Steven-Waiss	Director	February 20, 2026
/s/ JORGE TITINGER Jorge Titinger	Director	February 20, 2026
/s/ BRIAN WHITE Brian White	Director	February 20, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
FormFactor, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of FormFactor, Inc. and subsidiaries (the Company) as of December 27, 2025 and December 28, 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 27, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 27, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 27, 2025 and December 28, 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 27, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 27, 2025 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of inventory excess and obsolescence

As discussed in notes 2 and 3 to the consolidated financial statements, the Company's net inventories were $110.9 million as of December 27, 2025, and inventory write-downs totaled $14.9 million for the year ended December 27, 2025. The Company states its inventories at the lower of cost or net realizable value. The Company records an adjustment to the cost basis of inventory when evidence exists that the net realizable value of inventory is lower than its cost, which occurs when the Company has excess and/or obsolete inventory. The Company's model to estimate the excess and/or obsolete inventory is based on an analysis of existing inventory quantities compared to estimated future consumption. Future consumption is estimated based upon assumptions about how past consumption, recent purchases, backlog or other factors indicate future consumption.

We identified the evaluation of inventory excess and obsolescence as a critical audit matter. Complex auditor judgment was required to evaluate certain assumptions used to estimate future consumption of inventory in the Company's model, specifically assumptions and qualitative other factors that have a higher degree of subjectivity and are based on the outcome of uncertain future events.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to estimate inventory excess and obsolescence. This included controls related to the development of certain assumptions used to estimate future consumption of inventory, including qualitative other factors. We assessed the Company's assumptions used to estimate future consumption of inventory, including qualitative other factors by:

- evaluating historical cumulative write down trends and relevant changes to the overall business environment, including key customers and product lines
- evaluating the Company's ability to accurately estimate future consumption by comparing certain assumptions made in the prior year to actual results in the current period
- performing inquiries with nonfinancial personnel, including sales and production employees, for a selection of products within inventory for which the Company evaluated excess and obsolescence based on assumptions or qualitative other factors with a higher degree of subjectivity
- selecting a sample of products within inventory and for each sample selection, we inspected internal and/or external information underlying the Company's evaluation of excess and obsolescence and recalculated the Company's estimate of the cumulative inventory write-downs based on the actual quantity of product on hand compared to the estimate of future consumption.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

Portland, Oregon
February 20, 2026


FORMFACTOR, INC.

CONSOLIDATED BALANCE SHEETS


	December 27, 2025	December 28, 2024
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 103,330	$ 190,728
Marketable securities	171,842	169,295
Accounts receivable, net	125,416	104,294
Inventories, net	110,884	101,676
Restricted cash	1,063	3,746
Prepaid expenses and other current assets	44,519	35,389
Total current assets	557,054	605,128
Restricted cash	2,654	2,732
Operating lease, right-of-use-assets	17,202	22,579
Property, plant and equipment, net of accumulated depreciation	259,068	210,230
Equity investment	64,096	—
Goodwill	216,029	199,171
Intangibles, net	16,302	10,355
Deferred tax assets	89,524	92,012
Other assets	2,433	4,008
Total assets	$ 1,224,362	$ 1,146,215
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 47,436	$ 62,287
Accrued liabilities	47,535	43,742
Current portion of term loan, net of unamortized issuance cost of $5 and $5	1,137	1,106
Deferred revenue	20,091	15,847
Operating lease liabilities	7,662	8,363
Total current liabilities	123,861	131,345
Term loan, less current portion, net of unamortized issuance cost of $44 and $49	11,071	12,208
Deferred tax liabilities	1,600	—
Long-term operating lease liabilities	12,488	17,550
Deferred grant	18,000	18,000
Other liabilities	21,939	19,344
Total liabilities	188,959	198,447
Stockholders' equity:		
Preferred stock, $0.001 par value:		
10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value:		
250,000,000 shares authorized; 77,647,935 and 77,114,633 shares issued and outstanding	78	77
Additional paid-in capital	863,547	837,586
Accumulated other comprehensive loss	(3,528)	(10,840)
Accumulated income	175,306	120,945
Total stockholders' equity	1,035,403	947,768
Total liabilities and stockholders' equity	$ 1,224,362	$ 1,146,215


The accompanying notes are an integral part of these consolidated financial statements.


FORMFACTOR, INC.
CONSOLIDATED STATEMENTS OF INCOME

| | Fiscal Year Ended | | |
	December 27, 2025	December 28, 2024	December 30, 2023
	(In thousands, except per share data)		
Revenues	$ 784,993	$ 763,599	$ 663,102
Cost of revenues	476,142	455,676	404,522
Gross profit	308,851	307,923	258,580
Operating expenses:			
Research and development	115,682	121,938	115,765
Selling, general and administrative	133,074	141,786	133,012
Factory start-up costs	3,025	—	—
Total operating expenses	251,781	263,724	248,777
Gain on sale of business	—	20,581	72,953
Operating income	57,070	64,780	82,756
Interest income	10,640	14,111	7,217
Interest expense	(521)	(418)	(421)
Other income (expense), net	2,202	939	(285)
Income before income taxes and equity investment	69,391	79,412	89,267
Provision for income taxes	13,004	9,798	6,880
Loss from equity investment	2,026	—	—
Net income	$ 54,361	$ 69,614	$ 82,387
Net income per share:			
Basic	$ 0.70	$ 0.90	$ 1.06
Diluted	$ 0.69	$ 0.89	$ 1.05
Weighted-average number of shares used in per share calculations:			
Basic	77,348	77,340	77,370
Diluted	78,313	78,437	78,159

The accompanying notes are an integral part of these consolidated financial statements.

FORMFACTOR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
	(In thousands)		
Net income	$ 54,361	$ 69,614	$ 82,387
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	6,369	(5,861)	107
Unrealized gains on available-for-sale marketable securities	405	432	2,022
Unrealized gains (losses) on derivative instruments	538	(1,359)	(603)
Other comprehensive income (loss), net of tax	7,312	(6,788)	1,526
Comprehensive income	$ 61,673	$ 62,826	$ 83,913

The accompanying notes are an integral part of these consolidated financial statements.

FORMFACTOR, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Income (Deficit)	Total
	Shares	Amount				
			(In thousands, except shares)			
Balances, December 31, 2022	76,914,590	$ 77	$ 844,842	$ (5,578)	$ (31,056)	$ 808,285
Issuance of common stock under the Employee Stock Purchase Plan	363,190	—	8,822	—	—	8,822
Issuance of common stock pursuant to vesting of restricted stock units, net of stock withheld for tax	635,495	1	(10,688)	—	—	(10,687)
Purchase and retirement of common stock	(536,372)	(1)	(19,800)	—	—	(19,801)
Stock-based compensation	—	—	38,272	—	—	38,272
Other comprehensive income	—	—	—	1,526	—	1,526
Net income	—	—	—	—	82,387	82,387
Balances, December 30, 2023	77,376,903	77	861,448	(4,052)	51,331	908,804
Issuance of common stock under the Employee Stock Purchase Plan	340,989	—	9,748	—	—	9,748
Issuance of common stock pursuant to vesting of restricted stock units, net of stock withheld for tax	706,376	—	(19,983)	—	—	(19,983)
Purchase and retirement of common stock	(1,309,635)	—	(53,379)	—	—	(53,379)
Stock-based compensation	—	—	39,752	—	—	39,752
Other comprehensive loss	—	—	—	(6,788)	—	(6,788)
Net income	—	—	—	—	69,614	69,614
Balances, December 28, 2024	77,114,633	77	837,586	(10,840)	120,945	947,768
Issuance of common stock under the Employee Stock Purchase Plan	385,189	—	11,119	—	—	11,119
Issuance of common stock pursuant to vesting of restricted stock units, net of stock withheld for tax	613,142	1	(12,403)	—	—	(12,402)
Issuance of common stock pursuant to private placement	334,971	—	15,000	—	—	15,000
Purchase and retirement of common stock	(800,000)	—	(26,168)	—	—	(26,168)
Stock-based compensation	—	—	38,413	—	—	38,413
Other comprehensive income	—	—	—	7,312	—	7,312
Net income	—	—	—	—	54,361	54,361
Balances, December 25, 2025	77,647,935	$ 78	$ 863,547	$ (3,528)	$ 175,306	$ 1,035,403

The accompanying notes are an integral part of these consolidated financial statements.

FORMFACTOR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 54,361	$ 69,614	$ 82,387
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	37,589	32,903	37,453
Accretion of discount on investments	(1,975)	(3,240)	(2,828)
Reduction in the carrying amount of right-of-use assets	6,880	6,803	7,389
Stock-based compensation expense	38,576	39,763	38,616
Deferred income tax provision (benefit)	1,927	(13,355)	(12,100)
Gain on sale of business and assets	(103)	(20,581)	(72,953)
Provision for excess and obsolete inventories	14,853	12,342	15,003
Acquired inventory step-up amortization	—	—	501
Non-cash restructuring charges	2,119	428	—
Loss from equity investment	2,026	—	—
Foreign currency transaction losses	2,110	1,509	2,282
Other than temporary impairment on debt receivable	—	—	1,083
Changes in assets and liabilities:			
Accounts receivable	(20,156)	(1,921)	(23,304)
Inventories	(20,663)	(8,259)	(9,488)
Prepaid expenses and other current assets	734	546	(3,057)
Other assets	(483)	285	(146)
Accounts payable	(5,682)	(8,235)	1,319
Accrued liabilities	4,601	3,675	(2,424)
Other liabilities	2,258	9,834	4,660
Deferred revenues	4,489	2,699	(10,176)
Deferred grant	—	—	18,000
Operating lease liabilities	(8,063)	(7,276)	(7,615)
Net cash provided by operating activities	115,398	117,534	64,602
Cash flows from investing activities:			
Acquisition of property, plant and equipment	(103,658)	(38,436)	(56,027)
Acquisition of business, net of cash acquired	(20,580)	—	—
Proceeds from sale of business and assets	103	21,585	101,785
Purchase of equity investment	(67,156)	—	—
Purchase of promissory note receivable	—	(1,500)	—
Purchases of marketable securities	(126,307)	(139,091)	(135,462)
Proceeds from maturities and sales of marketable securities	126,130	123,962	118,753
Net cash provided by (used in) investing activities	(191,468)	(33,480)	29,049
Cash flows from financing activities:			
Proceeds from issuances of common stock	26,119	9,748	8,822
Purchase of common stock through stock repurchase program, including excise tax paid	(26,244)	(53,302)	(19,801)
Tax withholdings related to net share settlements of equity awards	(12,402)	(19,983)	(10,687)
Payments on term loan	(1,106)	(1,075)	(1,045)
Net cash used in financing activities	(13,633)	(64,612)	(22,711)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(456)	(3,509)	(2,649)
Net increase (decrease) in cash, cash equivalents and restricted cash	(90,159)	15,933	68,291
Cash, cash equivalents and restricted cash, beginning of year	197,206	181,273	112,982
Cash, cash equivalents and restricted cash, end of year	$ 107,047	$ 197,206	$ 181,273

The accompanying notes are an integral part of these consolidated financial statements.

FORMFACTOR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended					
	December 27, 2025		December 28, 2024		December 30, 2023	
	(In thousands)					
Supplemental disclosure of non-cash investing and financing activities:						
Operating lease, right-of-use assets obtained in exchange for lease obligations	$	954	$	61	$	6,491
Increase (decrease) in accounts payable and accrued liabilities related to property, plant and equipment purchases		(11,447)		7,194		(5,961)
Supplemental disclosure of cash flow information:						
Cash paid for income taxes, net	$	8,932	$	15,584	$	17,385
Cash paid for interest		362		391		422
Operating cash outflows from operating leases		9,753		9,308		9,135
Reconciliation of cash, cash equivalents and restricted cash:						
Cash and cash equivalents	$	103,330	$	190,728	$	177,812
Restricted cash, current		1,063		3,746		1,152
Restricted cash		2,654		2,732		2,309
Total cash, cash equivalents and restricted cash	$	107,047	$	197,206	$	181,273

The accompanying notes are an integral part of these consolidated financial statements.

FORMFACTOR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Formation and Nature of Business

FormFactor, Inc. is a leading provider of electrical and optical test and measurement technologies along the full semiconductor product lifecycle - from characterization, modeling, reliability, and design de-bug, to qualification and production test. We provide a broad range of high-performance probe cards, analytical probes, probe stations, thermal systems, and cryogenic systems to both semiconductor companies and scientific institutions. Our products provide electrical and optical information from a variety of semiconductor and electro-optical devices and integrated circuits from early research, through development, to high-volume production. Customers use our products and services to accelerate profitability by optimizing device performance, reducing scrap, and improving yields.

Design, development and manufacturing operations are located in Livermore, Carlsbad, and Baldwin Park, California; Beaverton, Oregon; and Boulder, Colorado, all in the United States; Munich, Thiendorf, and Karlsruhe, Germany, and sales, service and support operations are located in the United States, Germany, France, Italy, South Korea, Japan, Taiwan, and Singapore. We also have smaller manufacturing operations in Yokohama, Japan.

Fiscal Year
Our fiscal year ends on the last Saturday in December. The fiscal years ended on December 27, 2025, December 28, 2024 and December 30, 2023 each consisted of 52 weeks.

Note 2—Summary of Significant Accounting Policies

Basis of Consolidation and Foreign Currency Translation
The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

The functional currencies of certain of our foreign subsidiaries are the local currencies and, accordingly, all assets and liabilities of these foreign operations are translated to U.S. Dollars at current period-end exchange rates, and revenues and expenses are translated to U.S. Dollars using average exchange rates in effect during the period. The gains and losses from the foreign currency translation of these subsidiaries' financial statements are included as a separate component of stockholders' equity on our Consolidated Balance Sheets within Accumulated other comprehensive loss.

Certain other of our foreign subsidiaries use the U.S. Dollar as their functional currency. Accordingly, monetary assets and liabilities in non-functional currencies of these subsidiaries are remeasured using exchange rates in effect at the end of the period. Revenues and costs in local currency are remeasured using average exchange rates for the period, except for costs related to those balance sheet items that are remeasured using historical exchange rates. The resulting remeasurement gains and losses are included in the Consolidated Statements of Income as a component of Other income (expense), net as incurred.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates may change as new information is obtained. We believe that the estimates, assumptions and judgments involved in revenue recognition, fair value of marketable securities, fair value of derivative financial instruments used to hedge both foreign currency and interest rate exposures, allowance for credit losses, reserves for product warranty, valuation of obsolete and slow moving inventory, assets acquired and liabilities assumed in business combinations, legal contingencies, valuation of goodwill, the assessment of recoverability of long-lived assets, valuation and recognition of stock-based compensation, loss contingencies, provision for income taxes and valuation of deferred tax assets have the greatest potential impact on our consolidated financial statements. Actual results could differ from those estimates.

Business Acquisitions
Our consolidated financial statements include the operations of acquired businesses after the completion of their respective acquisitions. We account for acquired businesses using the acquisition method of accounting, which requires, among other things, that assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date, and

that the fair value of acquired intangibles be recorded on the balance sheet. Transaction costs are expensed as incurred. Any excess of the purchase price over the assigned fair values of the net assets acquired is recorded as goodwill.

Cash and Cash Equivalents and Marketable Securities

Cash and cash equivalents consist of deposits and financial instruments which are readily convertible into cash and have original maturities of 90 days or less at the time of acquisition. Marketable securities consist primarily of highly liquid investments with maturities of greater than 90 days when purchased. We classify our available-for-sale marketable securities as current assets because they represent investments of cash available for current operations. As a result, the Company recorded all its marketable securities in short-term investments regardless of the contractual maturity date of the securities. Furthermore, we report them at fair value with the related unrealized gains and losses included in Accumulated other comprehensive loss in our Consolidated Balance Sheets. Any unrealized losses which are considered to be other-than-temporary are recorded in Other income (expense), net, in the Consolidated Statements of Income. Realized gains and losses on the sale of marketable securities are determined using the specific-identification method and recorded in Other income (expense), net, in the Consolidated Statements of Income.

All of our available-for-sale investments are subject to a periodic impairment review. If an available-for-sale debt security's fair value is less than its amortized cost basis, then we evaluate whether the decline is the result of a credit loss, in which case an impairment is recorded through an allowance for credit losses. Unrealized gains and losses not attributable to credit losses are included, net of tax, in Accumulated other comprehensive loss in our Consolidated Balance Sheets. We did not record an allowance for credit losses related to our available-for-sale investments during fiscal 2025.

Foreign Exchange Management

We transact business in various foreign currencies. We enter into forward foreign exchange contracts in an effort to mitigate the risks associated with currency fluctuations on certain foreign currency balance sheet exposures and certain operational costs denominated in local currency impacting our statement of income. For accounting purposes, certain of our foreign currency forward contracts are not designated as hedging instruments and, accordingly, we record the fair value of these contracts as of the end of our reporting period in our Consolidated Balance Sheets with changes in fair value recorded within Other income (expense), net in our Consolidated Statements of Income for both realized and unrealized gains and losses. Certain of our foreign currency forward contracts are designated as cash flow hedges, and, accordingly, we record the fair value of these contracts as of the end of our reporting period in our Consolidated Balance Sheets with changes in fair value recorded as a component of Accumulated other comprehensive loss and reclassified into earnings in the same period in which the hedged transaction affects earnings, and in the same line item on the Consolidated Statements of Income as the impact of the hedge transaction. We do not use derivative financial instruments for trading or speculative purposes.

Accounts Receivable and Allowance for Credit Losses

The majority of our accounts receivable are derived from sales to large multinational semiconductor manufacturers throughout the world, are recorded at their invoiced amount, and do not bear interest.

In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers' financial condition. An allowance for credit losses is maintained based upon our assessment of the expected collectability of all accounts receivable. The allowance for credit losses is reviewed and assessed for adequacy on a quarterly basis. We take into consideration (1) any circumstances of which we are aware of a customer's inability to meet its financial obligations and (2) our judgments as to prevailing economic conditions in the industry and their impact on our customers. If circumstances change, and the financial condition of our customers is adversely affected and they are unable to meet their financial obligations, we may need to take additional allowances, which would result in an increase in our operating expense.

Activity related to our allowance for credit losses was as follows (in thousands):

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
Balance at beginning of year	$ 4	$ 501	$ 168
Charges to costs and expenses	38	20	333
Write-offs	(13)	(517)	—
Balance at end of year	$ 29	$ 4	$ 501

Inventories

We state our inventories at the lower of cost (principally standard cost which approximates actual cost on a first in, first out basis) or net realizable value. We regularly assess the value of our inventory and will periodically write down its value for estimated excess inventory and product obsolescence based upon an analysis of existing inventory quantities compared to estimated future consumption. Future consumption is estimated based upon assumptions about how past consumption, recent purchases, backlog and other factors may indicate future consumption. On a quarterly basis, we review existing inventory quantities in comparison to our past consumption, recent purchases, backlog and other factors to determine what inventory quantities, if any, may not be sellable. Based on this analysis, we record an adjustment to the cost basis of inventory when evidence exists that the net realizable value of inventory is lower than its cost, which occurs when we have excess and/or obsolete inventory. Once the value is adjusted, the original cost of our inventory, less the related inventory write-down, represents the new cost basis. Reversal of these write downs is recognized only when the related inventory has been scrapped or sold. Shipping and handling costs are classified as a component of Cost of revenues in the Consolidated Statements of Income.

We design, manufacture and sell a custom product into a market that has been subject to cyclicality and significant demand fluctuations. Many of our products are complex, custom to a specific chip design and have to be delivered on short lead-times. Probe cards are manufactured in low volumes, but, for certain materials, the purchases are often subject to minimum order quantities in excess of the actual underlying probe card demand. It is not uncommon for us to acquire production materials and commence production activities based on estimated production yields and forecasted demand prior to, or in excess of, actual demand for our probe cards. These factors result in normal recurring inventory valuation charges to Cost of revenues.

Inventory write downs totaled $14.9 million, $12.3 million and $15.0 million for fiscal 2025, 2024 and 2023, respectively.

Restricted Cash

Restricted cash is comprised primarily of funds held by our foreign subsidiaries for employee obligations, office leases, environmental remediation, and temporary customs import permits.

Property, Plant, and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line method. Machinery and equipment, computer equipment and software, and furniture and fixtures are depreciated over 3 to 5 years. Leasehold improvements are amortized over 7 years. Building and building improvements are depreciated over 30 years. Construction-in-progress assets are not depreciated until the assets are placed in service. Upon sale or retirement of assets, the cost and related accumulated depreciation or amortization are removed from the Consolidated Balance Sheets and the resulting gain or loss, if any, is reflected in Operating income in our Consolidated Statements of Income.

Leases

The Company determines if an arrangement is a lease at its inception. Right-of-use ("ROU") assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. We use our estimated incremental borrowing rate in determining the present value of lease payments considering the term of the lease, which is derived from information available at the lease commencement date. The lease term includes renewal options when it is reasonably certain that the option will be exercised and excludes termination options. To the extent that the Company's agreements have variable lease payments, the Company includes variable lease payments that depend on an index or a rate and excludes those that depend on facts or circumstances occurring after the commencement date, other than the passage of time.

Lease expense for these leases is recognized on a straight-line basis over the lease term. We have elected not to recognize ROU assets and lease liabilities that arise from short-term leases for any class of underlying asset. Operating leases are included in Operating lease, right-of-use-assets, Operating lease liabilities, and Long-term operating lease liabilities in our Consolidated Balance Sheets.

Equity Investment

The Company accounts for an investment under the equity method if the Company has the ability to exercise significant influence, but not control, over an investee. The investment in the equity-method investee is included within Equity investment in our Consolidated Balance Sheets with our proportional share of the earnings or losses as reported by the equity-method investee within Loss from equity investment in our Consolidated Statements of Income. As results are not available in time to be recorded in the concurrent period, we report our share of the earnings or losses on a one quarter lag. The Company regularly evaluates the investment, which is not carried at fair value, for other-than-temporary impairment and records any impairment charge in earnings when the decline in value below the carrying amount of its equity method investment is determined to be other-than-temporary.

On February 21, 2025, Frontier Investments Co., Ltd ("HoldCo"), a joint holding company in which we hold a 20% share of the equity and an affiliate of MBK Partners holds an 80% share of the equity, through HoldCo's wholly-owned subsidiary, FM Holdings Co., Ltd., acquired 100% of the shares of FICT Limited ("FICT") from Advantage Partners Inc. Our initial $67.2 million equity investment comprised of the funding of our share of the purchase price of $59.6 million, subject to changes in foreign currency fluctuations, and acquisition costs of $7.5 million.

During the year ended December 27, 2025, we recorded a loss of $2.0 million, from our equity share of the HoldCo using lag reporting. As of December 27, 2025, the carrying value of our investment was $64.1 million, and we had a $7.5 million basis difference between the carrying value of our investment and our proportionate share of the underlying net assets of the HoldCo. The basis difference is accounted for as equity method goodwill that is not amortized.

We engage in transactions with FICT, a related party and a supplier, in the normal course of business and at arm's length. Total related party purchases of inventory from FICT for the year ended December 27, 2025 was $10.3 million.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed. Goodwill is not amortized, rather assessed, at least annually, for impairment at a reporting unit level. Impairment of goodwill exists when the carrying amount of a reporting unit exceeds its fair value. A goodwill impairment loss is recognized for the amount that the carrying amount of the reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. If the fair value of a reporting unit exceeds the carrying amount, goodwill of the reporting unit is not considered impaired.

We evaluate impairment by first assessing qualitative factors to determine whether it is necessary to perform a quantitative impairment test. If we determine, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the quantitative impairment test is required. Otherwise, no further testing is required.

We perform our annual goodwill impairment test in the fourth quarter of each year by assessing qualitative factors, including, but not limited to, an assessment of our market capitalization, which was significantly higher than our book value. Based on these tests, we determined that the quantitative impairment test was not required and no impairment charges were recorded in fiscal 2025, 2024 or 2023.

The evaluation of goodwill for impairment requires the exercise of judgment. In the event of future changes in business conditions, we will be required to reassess and update our forecasts and estimates used in future impairment analysis. If the results of these analysis are lower than current estimates, a material impairment charge may result at that time.

See Note 11, *Goodwill and Intangible Assets*, for additional information.

Intangible Assets

Intangible assets consist of acquisition related intangible assets and intellectual property. The intangible assets are being amortized over periods of 1 to 10 years, which reflect the pattern in which economic benefits of the assets are expected to be realized. We perform a review of intangible assets when facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. Such facts and circumstances include significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the intangible assets; and current expectation that the intangible assets will more likely than not be sold or disposed of before the end of their estimated useful lives. We assess the recoverability of identified intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.

See Note 11, *Goodwill and Intangible Assets*, for additional information.

Impairment of Long-Lived Assets

We test long-lived assets or asset groups, such as property, plant and equipment and intangible assets, for recoverability when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of before the end of its estimated useful life.

Recoverability is assessed based on the carrying amounts of the asset or asset group and the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, marketable securities and accounts receivable. Our cash equivalents and marketable securities are held in safekeeping by large, credit-worthy financial institutions. We invest our excess cash primarily in U.S. banks, government and agency bonds, money market funds and corporate obligations. We have established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. Deposits in these banks may exceed the amounts of insurance provided on such deposits. To date, we have not experienced any losses on our deposits of cash and cash equivalents. We market and sell our products to a relatively narrow base of customers and generally do not require collateral.

The following customers represented 10% or more of our revenues:

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
SK hynix Inc.	22.9 %	18.9 %	*
Intel Corporation	*	14.6 %	17.1 %

* Less than 10% of revenues.

At December 27, 2025, two customers accounted for 15.8% and 10.8% of gross accounts receivable. At December 28, 2024, one customer accounted for 22.0% of gross accounts receivable. No other customers accounted for 10% or more of gross accounts receivable for these fiscal period ends.

We are exposed to non-performance risk by counterparties on our derivative instruments used in hedging activities. We seek to minimize risk by diversifying our hedging program across multiple financial institutions. These counterparties are large international financial institutions, and, to date, no such counterparty has failed to meet its financial obligations to us.

Government Assistance

California Competes Grant: In January 2023, we received $18.0 million in cash from a California Competes Grant (the "Grant") awarded from the California Governor's Office of Business and Economic Development. The Grant requires us to create and maintain full-time jobs and make significant infrastructure investments within California over a 5-year term. If we do not meet the requirements of the Grant, we will be required to repay all or a portion of the Grant.

The Grant is included in our Consolidated Balance Sheets within Deferred grant and we will recognize the Grant over time when earned as an offset to Cost of revenues and Operating expenses within our Consolidated Statements of Income. We have presented the proceeds from the Grant as cash provided by operating activities within our Consolidated Statements of Cash Flows as the Grant is to offset operations. No amounts were recognized as an offset to expenses in fiscal 2025, 2024 or 2023, and the full grant remains deferred.

Advanced Manufacturing Investment Credit: The Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (the "CHIPS Act") was signed into law on August 9, 2022. The CHIPS Act provides for various incentives and tax credits, among other items, including the Advanced Manufacturing Investment Credit ("AMIC"), which equals 25% of qualified investments in an advanced manufacturing facility that is placed in service after December 31, 2022. On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. Among other changes, the OBBBA increased the AMIC rate from 25% to 35% for for qualified investments placed in service after December 31, 2025.

The Company expects to receive refundable federal investment tax credits through the CHIPS Act in connection with ongoing expansion projects. At least a portion of our capital expenditures qualify for this credit, which benefits us by allowing us to net the credit received against our costs. The AMIC credit is accounted as a reduction to the depreciable basis of the assets used in operations. The Company has offset the cost of property, plant, and equipment by the amount of the estimated credit of $8.7 million and $7.3 million for fiscal December 27, 2025 and December 28, 2024, respectively. The receivable recorded is an estimate based on the Company's interpretation of the Section 48D Advanced Manufacturing Investment Credit under the CHIPS Act, which may be refunded to us in cash to the extent it exceeds our outstanding income tax liabilities.

Revenue Recognition
Revenue is recognized upon transferring control of products and services, and the amounts recognized reflect the consideration we expect to be entitled to receive in exchange for these products and services. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. An arrangement may include some or all of the following products and services: probe cards, systems, accessories, engineering services, installation services, service contracts and extended warranty contracts. We sell our products and services direct to customers and to partners in two distribution channels: global direct sales force and through a combination of manufacturers' representatives and distributors.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. In contracts with multiple performance obligations, we identify each performance obligation and evaluate whether the performance obligation is distinct within the context of the contract at contract inception. Performance obligations that are not distinct at contract inception are combined and accounted for as one unit of account. Generally, the performance obligations in a contract are considered distinct within the context of the contract and are accounted for as separate units of account.

Our products may be customized to our customers' specifications; however, control of our product is typically transferred to the customer at the point in time the product is either shipped or delivered, depending on the terms of the arrangement, as the criteria for over time recognition is not met. In limited circumstances, substantive acceptance by the customer exists which results in the deferral of revenue until acceptance is formally received from the customer. Judgment may be required in determining if the acceptance clause is substantive. In certain instances control of products is transferred to the customer over time based on performance and in those instances we utilize an appropriate input or output measure to determine to what extent control has transferred to the customer. Judgment may be required in determining an appropriate measure of performance.

Installation services are routinely provided to customers purchasing our systems. Installation services are a distinct performance obligation apart from the systems and are recognized in the period they are performed. Service contracts, which include repair and maintenance service contracts, and extended warranty contracts are also distinct performance obligations and are recognized over the contractual service period, which ranges from one to three years. For these service contracts recognized over time, we use the input measure of days elapsed to measure progress.

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. In determining the transaction price, we evaluate whether the price is subject to refund or adjustment to determine the net consideration to which we expect to be entitled. We generally do not grant return privileges, except for defective products during the warranty period. Sales incentives and other programs that we may make available to our customers are considered to be a form of variable consideration, which is estimated in determining the contract's transaction price to be allocated to the performance obligations.

For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation based on its relative stand-alone selling price. The stand-alone selling prices are determined based on observable prices, which are the prices at which we separately sell these products. For items which do not have observable prices, we use our best estimate of the stand-alone selling prices.

Transaction price allocated to the remaining performance obligations: On December 27, 2025, we had $30.3 million of remaining performance obligations, which were comprised of deferred service contracts, extended warranty contracts, and contracts with over time revenue recognition that are not yet delivered. We expect to recognize approximately 63.7% of our remaining performance obligations as revenue in fiscal 2026, approximately 33.6% in fiscal 2027, and approximately 2.7% in fiscal 2028 and thereafter. The foregoing excludes the value of remaining performance obligations that have original durations of one year or less, and also excludes information about variable consideration allocated entirely to a wholly unsatisfied performance obligation.

Contract balances: The timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable is recorded at the invoiced amount, net of an allowance for credit losses. A receivable is recognized in the period we

FORMFACTOR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

deliver goods or provide services or when our right to consideration is unconditional. A contract asset is recorded when we have performed under the contract but our right to consideration is conditional on something other than the passage of time. Contract assets as of December 27, 2025 and December 28, 2024 were $2.3 million and $6.9 million, respectively, and are reported on the Consolidated Balance Sheets as a component of Prepaid expenses and other current assets.

Contract liabilities include payments received and payments due in advance of performance under a contract and are satisfied as the associated revenue is recognized. Contract liabilities are reported on the Consolidated Balance Sheets on a contract-by-contract basis at the end of each reporting period as a component of Deferred revenue and Other liabilities. Contract liabilities totaled $21.4 million and $16.9 million at December 27, 2025 and December 28, 2024, respectively. During fiscal 2025, we recognized $14.6 million of revenue that was included in contract liabilities as of December 28, 2024.

Costs to obtain a contract: We generally expense sales commissions when incurred as a component of Selling, general and administrative expense as the amortization period is typically less than one year.

Revenue by Category: Refer to Note 17, *Segments and Geographic Information*, for further details.

Warranty Obligations
We offer warranties on certain products and record a liability for the estimated future costs associated with warranty claims at the time revenue is recognized. The warranty liability is based upon historical experience and our estimate of the level of future costs. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. We continuously monitor product returns for warranty and maintain a reserve for the related expenses based upon our historical experience and any specifically identified field failures. As we sell new products to our customers, we must exercise considerable judgment in estimating the expected failure rates. This estimating process is based on historical experience of similar products, as well as various other assumptions that we believe to be reasonable under the circumstances.

We provide for the estimated cost of product warranties at the time revenue is recognized. Warranty costs are reflected in the Consolidated Statement of Income as a Cost of revenues.

A reconciliation of the changes in our warranty liability is as follows (in thousands):

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
Balance at beginning of year	$ 3,558	$ 3,177	$ 4,199
Accruals	5,149	8,580	7,771
Settlements	(6,204)	(8,199)	(8,687)
Reduction - FRT divestiture	—	—	(106)
Balance at end of year	$ 2,503	$ 3,558	$ 3,177

Research and Development
Research and development expenses include expenses related to product development, engineering and material costs. All research and development costs are expensed as incurred.

Income Taxes
We utilize the asset and liability method of accounting for income taxes, under which deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse and for operating losses and tax credit carryforwards. We estimate our provision for income taxes and amounts ultimately payable or recoverable in numerous tax jurisdictions around the world. Estimates involve interpretations of regulations and are inherently complex. Resolution of income tax treatments in individual jurisdictions may not be known for many years after completion of any fiscal year. We are required to evaluate the realizability of our deferred tax assets on an ongoing basis to determine whether there is a need for a valuation allowance with respect to such deferred tax assets. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating the ability to recover deferred tax assets, we consider all available positive and negative evidence giving greater weight to our recent cumulative income, our historical ability to utilize net operating losses in recent years, and our forecast of future taxable income, including the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies.

We recognize and measure uncertain tax positions taken or expected to be taken in a tax return if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized are then measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves, as well as the related net interest. We recognize interest and penalties related to unrecognized tax benefits within the income tax provision. Accrued interest and penalties are included within the related tax liability in the Consolidated Balance Sheets.

We file annual income tax returns in multiple taxing jurisdictions around the world. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our related liability reflects the most likely outcome. We adjust the liability, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash.

Stock-Based Compensation

We recognize compensation expense for all stock-based awards based on the grant-date estimated fair values. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods in our Consolidated Statements of Income. The fair value of restricted stock units ("RSUs") is measured based on the closing market price of our common stock on the date of grant. The fair value of Performance RSUs ("PRSU") is based on certain market performance criteria and is measured using a Monte Carlo simulation pricing model.

See Note 13, *Stockholders' Equity*, and Note 14, *Stock-Based Compensation*, for additional information.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed giving effect to all potentially dilutive common stock and common stock equivalents, including stock options, RSUs and common stock subject to repurchase.

The following table reconciles the shares used in calculating basic net income per share and diluted net income per share (in thousands):

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
Weighted-average shares used in computing basic net income per share	77,348	77,340	77,370
Add potentially dilutive securities	965	1,097	789
Weighted-average shares used in computing basic and diluted net income per share	78,313	78,437	78,159

Accumulated other comprehensive loss

Accumulated other comprehensive loss ("AOCL") includes the following items, the impact of which has been excluded from earnings and reflected as components of stockholders' equity as shown below (in thousands):

	December 27, 2025	December 28, 2024
Unrealized gains (losses) on available-for-sale marketable securities and other investments	$ 110	$ (295)
Translation adjustments	(5,060)	(11,429)
Unrealized gains on derivative instruments	1,422	884
Accumulated other comprehensive loss	$ (3,528)	$ (10,840)

Note 3—Balance Sheet Components

Marketable Securities

Marketable securities consisted of the following (in thousands):

December 27, 2025	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasuries	$ 76,397	$ 229	$ —	$ 76,626
Commercial paper	7,414	1	(1)	7,414
Corporate bonds	74,612	296	(11)	74,897
U.S. agency securities	12,887	24	(6)	12,905
	$ 171,310	$ 550	$ (18)	$ 171,842

December 28, 2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasuries	$ 71,188	$ 139	$ (75)	$ 71,252
Commercial paper	998	—	—	998
Corporate bonds	83,091	211	(126)	83,176
U.S. agency securities	13,881	15	(27)	13,869
	$ 169,158	$ 365	$ (228)	$ 169,295

We typically invest in highly-rated securities with low probabilities of default. Our investment policy requires investments to be rated single A or better, limits the types of acceptable investments, concentration as to security holder and duration of the investment. The gross unrealized gains and losses in fiscal 2025 and 2024 were caused primarily by changes in interest rates.

The longer the duration of marketable securities, the more susceptible they are to changes in market interest rates and bond yields. As yields increase, those securities with a lower yield-at-cost show a mark-to-market unrealized loss. We anticipate recovering the full cost of the securities either as market conditions improve or as the securities mature. Accordingly, we believe that the unrealized losses are not as a result of a credit loss.

The contractual maturities of marketable securities were as follows (in thousands):

	December 27, 2025		December 28, 2024	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 105,351	$ 105,654	$ 82,492	$ 82,587
Due after one year to five years	65,959	66,188	86,666	86,708
	$ 171,310	$ 171,842	$ 169,158	$ 169,295

See also Note 10, *Fair Value.*

Inventories, net

Inventories consisted of the following (in thousands):

	December 27, 2025	December 28, 2024
Raw materials	$ 47,969	$ 45,547
Work-in-progress	42,812	38,366
Finished goods	20,103	17,763
	$ 110,884	$ 101,676

Property, Plant and Equipment, net

Property, plant and equipment, net consisted of the following (in thousands):

	December 27, 2025	December 28, 2024
Land	$ 35,274	$ 17,124
Building and building improvements	46,502	46,578
Machinery and equipment	317,024	307,201
Computer equipment and software	45,135	47,344
Furniture and fixtures	7,043	7,430
Leasehold improvements	104,262	101,374
Sub-total	555,240	527,051
Less: Accumulated depreciation and amortization	(390,323)	(379,968)
Net property, plant and equipment	164,917	147,083
Construction-in-progress	94,151	63,147
Total	$ 259,068	$ 210,230

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 27, 2025	December 28, 2024
Accrued compensation and benefits	$ 31,495	$ 26,077
Accrued income and other taxes	3,098	2,969
Accrued employee stock purchase plan contributions withheld	5,190	6,034
Accrued warranty	2,503	3,558
Other accrued expenses	5,249	5,104
	$ 47,535	$ 43,742

Note 4—Acquisition

On December 15, 2025, we acquired 100% of the shares of Keystone Photonics for total consideration of $20.6 million, net of cash acquired of $1.7 million. Keystone Photonics provides optical probing technology used in the testing of silicon photonics ("SiPh") and co-packaged optics devices. The acquisition expands the Company's testing capabilities in these areas and supports customers as SiPh and co-packaged optics technologies transition from development into high-volume manufacturing, including applications related to artificial intelligence infrastructure.

The acquisition was accounted for under the acquisition method of accounting, which requires that assets acquired and liabilities assumed be recognized on the consolidated balance sheets at their fair values as of the acquisition date. The fair values assigned to assets acquired and liabilities assumed are still preliminary as we continue to gather the necessary information to perform our fair value estimates and provisional amounts. Provisional amounts include items related to intangibles. Goodwill represents the excess of purchase price over the fair value assigned to the assets acquired and liabilities assumed and is allocated to the systems reporting unit within the Systems reportable segment. The identified intangible asset, developed technology, has a preliminary useful life of ten years.

Our Consolidated Statements of Income include the financial results of Keystone Photonics subsequent to the acquisition date of December 15, 2025. Revenue in fiscal 2025 related to Keystone Photonics subsequent to the acquisition date that was included in our Consolidated Statements of Income was not material. We have not presented unaudited combined pro forma financial information as the Keystone Photonics acquisition was not significant to our consolidated results of operations and financial position.

The following table summarizes the preliminary purchase price allocation, which may be adjusted as we finalize our fair value estimates and provisional amounts (in thousands):

	Amount
Cash and cash equivalents	$ 1,674
Other current assets	728
Property, plant and equipment	518
Operating lease, right-of-use-assets	888
Other non-current assets	19
Tangible assets acquired	3,827
Accounts payable and accrued liabilities	(1,650)
Operating lease liabilities	(888)
Deferred tax liabilities	(2,471)
Total net tangible assets acquired and liabilities assumed	(1,182)
Intangible assets	8,385
Goodwill	15,050
Net assets acquired	$ 22,253

Note 5—Divestitures

China Operations Divestiture

On February 7, 2024, the Company entered into a definitive agreement to sell its China operations to Grand Junction Semiconductor Pte. Ltd. ("Grand Junction") for $25.0 million in cash, subject to customary purchase price adjustments, and establish an exclusive distribution and partnership agreement to continue sales and support of our products in the region. The following subsidiaries were included as part of the divestiture: Microprobe Hong Kong Limited, FormFactor Technology (Suzhou) Co. Ltd., Cascade Microtech Singapore Pte, Ltd, and FormFactor International (Shanghai) Trading Co., Ltd. These entities supported both the Probe Cards and Systems segments.

On February 26, 2024, we closed on the sale of the operations in China to Grand Junction and received total consideration of $21.4 million, net of cash transferred and transaction expenses, and after customary adjustments for indebtedness and changes in net working capital. The disposition of the China operations did not meet the criteria to be classified as a discontinued operation in the Company's financial statements because the disposition did not represent a strategic shift that had, or will have, a major effect on the Company's operations and financial results.

The following table summarizes the fair value of the sale proceeds received in connection with the divestiture (in thousands):

	February 26, 2024
Gross purchase price	$ 25,000
Working capital adjustment	159
Cash transferred to the buyer at closing	(2,743)
Direct costs to sell	(986)
Fair value of sale consideration, net	$ 21,430

The carrying amount of net assets associated with the China operations was approximately $1.2 million. The major classes of assets and liabilities sold consisted of the following (in thousands):

	February 26, 2024
ASSETS	
Accounts receivable, net	$ 1,174
Inventories, net	3,729
Other current assets	391
Total current assets	5,294
Property, plant and equipment, net	1,283
Goodwill	1,117
Other assets	3,029
Total assets	$ 10,723
LIABILITIES	
Deferred revenue	$ 3,739
Other current liabilities	1,546
Other liabilities	4,283
Total liabilities	$ 9,568

As a result of the divestiture, the Company recognized a pre-tax gain of $20.3 million. The Company recorded income tax expense associated with the divestiture of approximately $3.3 million.

FRT Divestiture

On September 18, 2023, the Company announced entry into a definitive agreement to sell its FRT Metrology ("FRT") business to Camtek Ltd. ("Camtek") for $100 million in cash, subject to customary purchase price adjustments. The Company acquired FRT GmbH in fiscal 2019 for total consideration of $24.4 million, net of cash acquired. Headquartered in Bergisch Gladbach, Germany, the FRT business was part of the Company's Systems segment.

On November 1, 2023, we closed on the sale of the FRT business to Camtek and received net cash proceeds of $100.1 million, net of cash transferred and transaction expenses, and after customary adjustments for indebtedness and changes in net working capital.

The following table summarizes the fair value of the sale proceeds received in connection with the divestiture (in thousands):

	November 1, 2023
Gross purchase price	$ 99,100
Estimated working capital adjustment	4,266
Cash transferred to the buyer at closing	(2,049)
Direct costs to sell	(1,225)
Fair value of sale consideration	$ 100,092

The carrying amount of net assets associated with the FRT business was approximately $26.8 million. The major classes of assets and liabilities sold consisted of the following (in thousands):

	November 1, 2023
ASSETS	
Accounts receivable, net	$ 7,738
Inventories, net	6,446
Other current assets	635
Total current assets	14,819
Intangibles, net	6,897
Goodwill	10,660
Other assets	1,612
Total assets	$ 33,988
LIABILITIES	
Current liabilities	$ 4,300
Other liabilities	2,856
Total liabilities	$ 7,156

As a result of the divestiture, the Company recognized a pre-tax gain of $73.3 million. The Company recorded income tax expense associated with the divestiture of approximately $6.0 million.

Note 6—Debt

Our debt consisted of the following (in thousands):

	December 27, 2025	December 28, 2024
Term loan	$ 12,258	$ 13,368
Less unamortized issuance costs	(50)	(54)
Term loan less issuance costs	$ 12,208	$ 13,314

Revolving Credit Agreement
On July 29, 2025, we entered into a Revolving Credit Agreement (the "Revolver") with Wells Fargo Bank, National Association, as Administrative Agent, and the lenders party thereto, providing us with a $150 million revolving credit facility (the "Facility"). The Facility matures on July 29, 2030 and may be used for working capital and other general corporate purposes, subject to the terms and conditions set forth in the Revolver. No amounts were outstanding under the Facility as of December 27, 2025.

Borrowings under the Facility will bear interest at a fluctuating rate per annum equal to, at our option, (i) the forward-looking secured overnight financing rate ("term SOFR"), (ii) a base rate set forth in the Revolver, or (iii) a combination thereof, plus, in each case, an applicable margin calculated based on our leverage ratio. Voluntary prepayments may be made without penalty, subject to certain notice requirements and minimum prepayment and reduction thresholds.

The Facility is also subject to a quarterly commitment fee ranging from 0.15% to 0.25% per annum, applied to the daily amount by which the committed amount exceed the borrowings outstanding. The commitment fee as of December 27, 2025 was 0.15%.

The Revolver contains customary representations and warranties, and affirmative and negative covenants, and events of default, including limitations on subsidiary indebtedness and liens, we well as requirements to maintain specified financial ratios. These financial covenants include a requirement to maintain a consolidated total net leverage ratio not exceeding 3.50 to 1.00 as of the last day of each fiscal quarter, which may increase to 4.00 to 1.00 for four fiscal quarters following a permitted acquisition.

Building Term Loan and Interest Rate Swap
On June 22, 2020, we entered into an $18.0 million 15-year credit facility loan agreement (the "Building Term Loan"). Proceeds from the Building Term Loan were used to acquire a building adjacent to our leased facilities in Livermore,

California. On May 19, 2023, we amended the Building Term Loan, to replace the benchmark reference rate London Interbank Offered Rate ("LIBOR") with term SOFR, with no change to the contractual amount or timing of cash flows.

The Building Term Loan bears interest at a rate equal to the applicable SOFR rate, plus 1.86% per annum, with interest payable in monthly installments over the fifteen-year term. The interest rate as of December 27, 2025 prior to the effect of the related interest rate swap was 5.74%. As of December 27, 2025, the outstanding principal balance under the Building Term Loan was $12.3 million.

On March 17, 2020, we entered into an interest rate swap agreement to hedge the variable interest payments on the Building Term Loan. The swap was originally executed for a notional amount of $18.0 million, with an amortization period that matches the underlying debt. The interest rate swap was intended to mitigate our exposure to variability in interest rates associated with movements in LIBOR. On May 19, 2023, we amended the interest rate swap to replace LIBOR with SOFR, consistent with the amendment to the Building Term Loan. Following this amendment, the interest rate swap continues to convert our floating-rate interest into a fixed-rate at 2.75%. As of December 27, 2025, the notional amount of the loan that is subject to this interest rate swap is $12.3 million. See Note 10, *Fair Value*, for additional information.

Future principal and interest payments on our term loan and Revolver as of December 27, 2025, based on the interest rate in effect at that date were as follows (in thousands):

	Payments Due In Fiscal Year						
	2026	2027	2028	2029	2030	2031 and thereafter	Total
Term loan - principal payments	$ 1,142	$ 1,175	$ 1,208	$ 1,242	$ 1,278	$ 6,213	$ 12,258
Term loans - interest payments[1]	683	615	548	477	400	845	3,568
Revolver - commitment fee[2]	228	228	232	228	131	—	1,047
	$ 2,053	$ 2,018	$ 1,988	$ 1,947	$ 1,809	$ 7,058	$ 16,873

[1] Represents our minimum interest payment commitment at 5.74% per annum, excluding the interest rate swap described above.
[2] Represents our quarterly commitment fee of 0.15% on the daily amount by which the commitments under the Facility exceed the outstanding amount. This commitment assumes no borrowings.

Note 7—Restructuring Charges

During fiscal 2025, the Company executed on multiple restructuring initiatives intended to improve operational efficiency and streamline operations. These actions included the consolidation of certain sites within our Systems and Probe Cards segments. As a result of these initiatives, the Company incurred personnel-related costs primarily associated with the severance of employees and recognized non-cash charges related to the impairment of certain property and equipment no longer in use.

We recognized restructuring plan charges of approximately $5.7 million for the year ended December 27, 2025, with $2.8 million within the Probe Cards Segment, $1.8 million within the Systems segment, and $1.1 million within Corporate. The Company recognized total 2025 restructuring charges of $3.0 million for severance and employee-related costs and $2.7 million for property and equipment impairments and other asset related costs.

Total restructuring charges included in our Consolidated Statements of Income were as follows (in thousands):

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
Cost of revenues	$ 1,768	$ 639	$ 357
Research and development	277	137	291
Selling, general and administrative	3,624	147	1,187
	$ 5,669	$ 923	$ 1,835

Note 8—Leases

Our operating lease, right-of-use assets relate to real estate space under non-cancelable operating lease agreements for commercial and industrial space, as well as for our corporate headquarters located in Livermore, California. Our leases have remaining terms of one to nine, and some leases include options to extend up to twenty years. We did not include any of our renewal options in our lease terms for calculating our lease liability as the renewal options allow us to maintain operational flexibility and we are not reasonably certain we will exercise these options at this time. The weighted-average remaining lease term for our operating leases was three years at December 27, 2025 and the weighted-average discount rate was 4.99%.

The components of lease expense were as follows (in thousands):

| | Lease Expense | | |
	December 27, 2025	December 28, 2024	December 30, 2023
Operating lease expense	$ 8,577	$ 8,457	$ 8,453
Short-term lease expense	531	341	524
Variable lease expense	3,310	4,194	2,389
	$ 12,418	$ 12,992	$ 11,366

Future minimum payments under our non-cancelable operating leases were as follows as of December 27, 2025 (in thousands):

Fiscal Year	Amount
2026	$ 8,926
2027	8,421
2028	4,736
2029	510
2030	461
Thereafter	993
Total minimum lease payments	24,047
Less: interest	(3,897)
Present value of net minimum lease payments	20,150
Less: current portion	(7,662)
Total long-term operating lease liabilities	$ 12,488

Note 9—Derivative Financial Instruments

Foreign Exchange Derivative Contracts

We operate and sell our products in various global markets. As a result, we are exposed to changes in foreign currency exchange rates. We utilize foreign currency forward contracts to hedge against future movements in foreign exchange rates that affect certain existing foreign currency denominated assets and liabilities and forecasted foreign currency revenue and expense transactions. Under this program, our strategy is to have increases or decreases in our foreign currency exposures mitigated by gains or losses on the foreign currency forward contracts in order to mitigate the risks and volatility associated with foreign currency transaction gains or losses.

We do not use derivative financial instruments for speculative or trading purposes. For accounting purposes, certain of our foreign currency forward contracts are not designated as hedging instruments and, accordingly, we record the fair value of these contracts as of the end of our reporting period in our Consolidated Balance Sheets with changes in fair value recorded within Other income (expense), net in our Consolidated Statements of Income for both realized and unrealized gains and losses. Certain of our foreign currency forward contracts have been designated as cash flow hedges, and, accordingly, we record the fair value of these contracts as of the end of our reporting period in our Consolidated Balance Sheets with changes in fair value recorded as a component of Accumulated other comprehensive loss and reclassified into earnings in the same period in which the hedged transaction affects earnings, and in the same line item on the Consolidated Statements of Income as the impact of the hedge transaction. At December 27, 2025, we have no foreign currency forward contracts that are designated as hedging instruments outstanding.

The fair value of our foreign exchange derivative contracts was determined based on current foreign currency exchange rates and forward points. All of our foreign exchange derivative contracts outstanding at December 27, 2025 will mature by the first quarter of fiscal 2026.

The following table provides information about our foreign currency forward contracts outstanding as of December 27, 2025 (in thousands):

Currency	Contract Position	Contract Amount (Local Currency)	Contract Amount (U.S. Dollars)
Euro	Sell	8,288	9,764
Japanese Yen	Sell	4,074,044	26,077
Korean Won	Buy	4,648,606	3,228
Taiwan Dollar	Sell	153,567	4,872

Our foreign currency contracts are classified within Level 2 of the fair value hierarchy as they are valued using pricing models that utilize observable market inputs.

The location and amount of gains related to non-designated derivative instruments in the Consolidated Statements of Income were as follows (in thousands):

Derivatives Not Designated as Hedging Instruments	Location of Gain Recognized	Fiscal Year Ended		
		December 27, 2025	December 28, 2024	December 30, 2023
Foreign exchange forward contracts	Other income (expense), net	$ 1,603	$ 2,225	$ 2,504

The location and amount of gains (losses) related to foreign currency derivative instruments designated as cash flow hedges on our Consolidated Statements of Income was as follows (in thousands):

	Amount of Gain or (Loss) Recognized in AOCL on Derivative	Location of Gain or (Loss) Reclassified from AOCL into Income	Amount of Gain or (Loss) Reclassified from AOCL into Income
Fiscal 2025	$ 2,716	Cost of revenues	$ 1,016
		Research and development	235
		Selling, general and administrative	324
			$ 1,575
Fiscal 2024	$ (2,023)	Cost of revenues	$ (389)
		Research and development	(141)
		Selling, general and administrative	(98)
			$ (628)
Fiscal 2023	$ 160	Cost of revenues	$ 222
		Research and development	75
		Selling, general and administrative	80
			$ 377

Interest Rate Swaps

During fiscal 2020, we entered into an interest rate swap agreement with Union Bank, succeeded by U.S. Bank National Association to hedge the interest payments on the Building Term Loan for the notional amount of $18.0 million. As future levels of LIBOR over the life of the loan are uncertain, we entered into this interest-rate swap agreement to hedge the exposure in interest rate risks associated with movement in LIBOR rates. By entering into the agreement, we convert a floating rate interest at one-month LIBOR plus 1.75% into a fixed rate interest at 2.75%. This agreement was amended in fiscal 2023 to replace the benchmark reference rate LIBOR with SOFR to match the Building Term Loan agreement (as amended). After the amendment, the interest rate swap continues to convert our floating-rate interest into a fixed-rate at 2.75%. As of December 27, 2025, the notional amount of the loan that is subject to this interest rate swap was $12.3 million. See Note 6, *Debt*, for additional information.

For accounting purposes, the interest-rate swap contracts qualify for and are designated as cash flow hedges. All hedging relationships are formally documented, and the hedges are designed to offset changes to future cash flows on hedged transactions. We evaluate hedge effectiveness at hedge inception and on an ongoing basis.

The fair value of our interest rate swap contracts are determined at the end of each reporting period based on valuation models that use interest rate yield curves as inputs. The cash flows associated with the interest rate swaps are reported in Net cash provided by operating activities in our Consolidated Statements of Cash Flows and the fair value of the interest rate swap contracts are recorded within Prepaid expenses and other current assets and Other assets.

The impact of the interest rate swaps on the Consolidated Statements of Income was as follows (in thousands):

	Amount of Gain (Loss) Recognized in AOCL on Derivative (Effective Portion)	Location of Gain or (Loss) Reclassified from AOCL into Income (Effective Portion)	Amount of Gain Reclassified from AOCL into Income (Effective Portion)
Fiscal 2025	$ (169)	Other income (expense), net	$ 435
Fiscal 2024	638	Other income (expense), net	602
Fiscal 2023	230	Other income (expense), net	615

See also Note 10, *Fair Value*.

Note 10—Fair Value

Whenever possible, the fair values of our financial assets and liabilities are determined using quoted market prices of identical securities or quoted market prices of similar securities from active markets. The three levels of inputs that may be used to measure fair value are as follows:
- Level 1 valuations are obtained from real-time quotes for transactions in active exchange markets involving identical securities;
- Level 2 valuations utilize significant observable inputs, such as quoted prices for similar assets or liabilities, quoted prices near the reporting date in markets that are less active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
- Level 3 valuations utilize unobservable inputs to the valuation methodology and include our own data about assumptions market participants would use in pricing the asset or liability based on the best information available under the circumstances.

We did not have any transfers of assets or liabilities measured at fair value on a recurring basis to or from Level 1, Level 2 or Level 3 during fiscal 2025, 2024 or 2023.

The carrying values of Cash, Accounts receivable, net, Restricted cash, Prepaid expenses and other current assets, Accounts payable, and Accrued liabilities approximate fair value due to their short maturities.

No changes were made to our valuation techniques during fiscal 2025.

Cash Equivalents
The fair value of our cash equivalents is determined based on quoted market prices for similar or identical securities.

Marketable Securities
We classify our marketable securities as available-for-sale and value them utilizing a market approach. Our investments are priced by pricing vendors who provide observable inputs for their pricing without applying significant judgment. Broker pricing is used mainly when a quoted price is not available, the investment is not priced by our pricing vendors or when a broker price is more reflective of fair value. Our broker-priced investments are categorized as Level 2 investments because fair value is based on similar assets without applying significant judgments. In addition, all of our investments have a sufficient level of trading volume to demonstrate that the fair value is appropriate.

Assets and liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis were as follows (in thousands):

December 27, 2025	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Money market funds	$ 62,017	$ —	$ —	$ 62,017
Commercial paper	—	500	—	500
	62,017	500	—	62,517
Marketable securities:				
U.S. treasuries	76,626	—	—	76,626
U.S. agency securities	—	12,905	—	12,905
Corporate bonds	—	74,897	—	74,897
Commercial paper	—	7,414	—	7,414
	76,626	95,216	—	171,842
Promissory note receivable	—	—	1,522	1,522
Interest rate swap derivative contracts	—	1,422	—	1,422
Total assets	$ 138,643	$ 97,138	$ 1,522	$ 237,303
December 28, 2024	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets:				
Cash equivalents:				
Money market funds	$ 131,519	$ —	$ —	$ 131,519
Marketable securities:				
U.S. treasuries	71,252	—	—	71,252
U.S. agency securities	—	13,869	—	13,869
Corporate bonds	—	83,176	—	83,176
Commercial paper	—	998	—	998
	71,252	98,043	—	169,295
Promissory note receivable	—	—	1,512	1,512
Interest rate swap derivative contracts	—	2,025	—	2,025
Total assets	$ 202,771	$ 100,068	$ 1,512	$ 304,351
Liabilities:				
Foreign exchange derivative contracts	$ —	$ (1,141)	$ —	$ (1,141)
Total liabilities	$ —	$ (1,141)	$ —	$ (1,141)

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

We measure and report our non-financial assets such as Property, plant and equipment, Equity investment, Goodwill and Intangible assets at fair value on a non-recurring basis if we determine these assets to be impaired or in the period when we make a business acquisition or investment. Other than as discussed in Note 4, *Acquisition,* there were no assets or liabilities measured at fair value on a non-recurring basis during fiscal 2025, 2024 or 2023.

Note 11—Goodwill and Intangible Assets

Goodwill
Goodwill by reportable segment was as follows (in thousands):

	Probe Cards	Systems	Total
Goodwill, as of December 30, 2023	$ 178,424	$ 22,666	$ 201,090
Reduction - China divestiture	(1,055)	(62)	(1,117)
Foreign currency translation	—	(802)	(802)
Goodwill, as of December 28, 2024	177,369	21,802	199,171
Acquisition - Keystone	—	15,050	15,050
Foreign currency translation	—	1,808	1,808
Goodwill, as of December 27, 2025	$ 177,369	$ 38,660	$ 216,029

Intangible Assets
Intangible assets were as follows (in thousands):

	December 27, 2025			December 28, 2024		
Other Intangible Assets	**Gross**	**Accumulated Amortization**	**Net**	**Gross**	**Accumulated Amortization**	**Net**
Existing developed technologies	$ 169,165	$ 152,863	$ 16,302	$ 159,360	$ 149,631	$ 9,729
Trade name	7,894	7,894	—	7,736	7,700	36
Customer relationships	48,249	48,249	—	47,831	47,241	590
	$ 225,308	$ 209,006	$ 16,302	$ 214,927	$ 204,572	$ 10,355

Amortization expense was included in our Consolidated Statements of Income as follows (in thousands):

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
Cost of revenues	$ 1,838	$ 1,818	$ 3,081
Selling, general and administrative	625	764	3,769
	$ 2,463	$ 2,582	$ 6,850

The estimated future amortization of definite-lived intangible assets, is as follows (in thousands):

Fiscal Year	Amount
2026	$ 2,604
2027	2,582
2028	2,471
2029	2,471
2030	1,899
Thereafter	4,275
Total	$ 16,302

We did not record any impairment of intangible assets in fiscal 2025, 2024 and 2023.

Note 12—Commitments and Contingencies

Leases
See Note 8, *Leases*.

Government Assistance
In January 2023, we received a $18.0 million Grant from the California Governor's Office of Business and Economic Development. The Grant requires us to create and maintain full-time jobs and make significant infrastructure investments

within California over a 5-year term. If we do not meet the requirements of the Grant, we will be required to repay all or a portion of the Grant. See Note 2, *Summary of Significant Accounting Policies* under the caption "Government Assistance," for additional information.

Environmental Matters

We are subject to U.S. federal, state, local, and foreign governmental laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the clean-up of contaminated sites and the maintenance of a safe workplace. We believe that we comply in all material respects with the environmental laws and regulations that apply to us as of December 27, 2025. There are no matters pending that we currently believe are reasonably possible of having a material impact to our business, consolidated financial condition, results of operations or cash flows. In the future, we may receive notices of violations of environmental regulations, or otherwise learn of such violations. Environmental contamination or violations may negatively impact our business.

Indemnification Arrangements

We have entered, and may from time to time in the ordinary course of our business enter, into contractual arrangements with third parties that include indemnification obligations. Under these contractual arrangements, we have agreed to defend, indemnify and/or hold the third party harmless from and against certain liabilities. These arrangements include indemnities in favor of customers in the event that our products or services infringe a third party's intellectual property, or cause property damage or other indemnities in favor of our lessors in connection with facility leasehold liabilities that we may cause. In addition, we have entered into indemnification agreements with our directors and certain of our officers, and our bylaws contain indemnification obligations in favor of our directors, officers and agents. These indemnity arrangements may limit the type of the claim, the total amount that we can be required to pay in connection with the indemnification obligation and the time within which an indemnification claim can be made. The duration of the indemnification obligation may vary, and for most arrangements, survives the agreement term and is indefinite. We believe that substantially all of our indemnity arrangements provide either for limitations on the maximum potential future payments we could be obligated to make, or for limitations on the types of claims and damages we could be obligated to indemnify, or both. However, it is not possible to determine or reasonably estimate the maximum potential amount of future payments under these indemnification obligations due to the varying terms of such obligations, a lack of history of prior indemnification claims, the unique facts and circumstances involved in each particular contractual arrangement and in each potential future claim for indemnification, and the contingency of any potential liabilities upon the occurrence of events that are not reasonably determinable. We have not had any material requests for indemnification under these arrangements. We have not recorded any liabilities for these indemnification arrangements on our Consolidated Balance Sheets as of December 27, 2025 or December 28, 2024.

Legal Matters

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, the outcomes of which cannot be estimated with certainty. Our ability to estimate the outcomes may change in the near term and the effect of any such change could have a material adverse effect on our financial position, results of operations or cash flows.

Note 13—Stockholders' Equity

Preferred Stock

We have authorized 10,000,000 shares of undesignated preferred stock, $0.001 par value, none of which is issued and outstanding. Our Board of Directors shall determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series.

Common Stock

Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders, if any, of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid as of December 27, 2025.

Common Stock Repurchase Programs

On May 20, 2022, our Board of Directors authorized a two-year program to repurchase up to $75 million of outstanding common stock to offset potential dilution from issuance of common stock under our stock-based compensation programs. During fiscal 2022 and 2023, we repurchased and retired 1,700,893 shares of common stock for $56.4 million and 504,352 shares of common stock for $18.6 million, respectively, utilizing all of the shares available for repurchase under the program.

On October 30, 2023, our Board of Directors authorized a two-year program to repurchase up to $75 million of outstanding common stock, with the primary purpose of offsetting potential dilution from issuance of common stock under our stock-based compensation programs. During fiscal 2023 and 2024, we purchased and retired 32,020 shares of common stock for $1.2 million and 1,309,635 shares of common stock for $53.3 million, respectively. On March 29, 2025, our Board of Directors approved an increase to the repurchase program, authorizing the repurchase of an additional $1.6 million in shares of common stock. During fiscal 2025, we repurchased and retired 665,000 shares of common stock for $22.1 million, utilizing the remaining shares available for repurchase under the program.

On April 24, 2025, our Board of Directors authorized a new two-year program to repurchase up to $75.0 million of outstanding common stock to offset potential dilution from issuance of common stock under our stock-based compensation programs. This share repurchase program will expire on April 24, 2027. During fiscal 2025, we repurchased and retired 135,000 shares of common stock for $4.1 million, and as of December 27, 2025, $70.9 million remained available for future repurchases.

Private Placement
On January 10, 2025, Advantest America, Inc., a Delaware corporation, acquired 334,971 shares of our common stock in a private placement for $44.78 per share, representing the 5-day trailing volume-weighted average price prior to signing the related private placement agreement.

Equity Incentive Plan
We currently grant equity-based awards under our Equity Incentive Plan, as amended (the "2012 Plan") which was approved by our stockholders. As amended, the 2012 Plan has authorized for issuance a total of 29.6 million shares, 4.1 million of which were available for grant as of December 27, 2025.

Restricted stock units ("RSUs") granted under the 2012 Plan generally vest over three years. RSUs, including Performance Restricted Stock Units ("PRSUs") are converted into shares of our common stock upon vesting on a one-for-one basis. The vesting of RSUs is subject to the employee's continuing service.

RSU activity was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock units at December 28, 2024	1,776,743	$ 39.07
Awards granted	1,209,768	30.35
Awards vested	(963,422)	36.45
Awards forfeited	(148,770)	37.24
Restricted stock units at December 27, 2025	1,874,319	35.10

The PRSUs granted in fiscal 2025, 2024 and 2023 listed below vest based on us achieving certain market performance criteria. The performance criteria are based on a metric called Total Shareholder Return ("TSR") for the performance period of three years, relative to the TSR of the companies identified as being part of the S&P Semiconductor Select Industry Index (FormFactor peer companies) as of a specific date.

Of the 204,903 PRSUs granted in fiscal 2022, 73,035 shares were forfeited during the requisite service period, resulting in 131,868 shares that were subject to the achievement of certain TSR performance criteria. We achieved 77% TSR performance, which resulted in a total of 101,433 shares vested and issued in fiscal 2025 related to the fiscal 2022 PRSU grants.

PRSU grant activity was as follows:

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
Grant Dates	August 6 and November 6, 2025	August 5, 2024	August 7, 2023
Performance period	July 1, 2025 - June 30, 2028	July 1, 2024 - June 30, 2027	July 1, 2023 - June 30, 2026
Number of shares	177,168	125,496	172,680
TSR as-of date	August 6 and November 6, 2025	August 5, 2024	August 7, 2023
Stock-based compensation	$6.6 million	$6.2 million	$8.6 million

Employee Stock Purchase Plan
Our 2012 Employee Stock Purchase Plan (the "ESPP"), as amended, allows for the issuance of a total of 12,137,559 shares. The offering periods under the ESPP are 12 months commencing on February 1 of each calendar year and ending on January 31 of the subsequent calendar year, and a six-month fixed offering period commencing on August 1 of each calendar year and ending on January 31 of the subsequent calendar year. The 12-month offering period consists of two six-month purchase periods and the six-month offering period consists of one six-month purchase period. The price of the common stock purchased is 85% of the lesser of the fair market value of the common stock on the first day of the applicable offering period or the last day of each purchase period. We have treated the 2012 ESPP as a compensatory plan.

During fiscal 2025, employees purchased 385,189 shares under this program at a weighted average exercise price of $28.87 per share, which represented a weighted average discount of $5.50 per share from the fair value of the stock purchased. As of December 27, 2025, 2,886,843 shares remained available for issuance.

Note 14—Stock-Based Compensation

Stock-Based Compensation Expense
Certain information regarding our stock-based compensation was as follows (in thousands, except per share amounts):

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
Weighted average grant date per share fair value of RSUs granted	$ 30.35	$ 44.13	$ 33.85
Fair value of RSUs vested	34,362	53,990	32,820

Pre-tax stock-based compensation expense by financial statement line and related tax benefit in the Consolidated Statements of Income are as follows (in thousands):

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
Stock-based compensation expense included in:			
Cost of revenues	$ 7,391	$ 7,738	$ 6,854
Research and development	10,293	10,721	10,652
Selling, general and administrative	20,892	21,304	21,110
Total stock-based compensation	$ 38,576	$ 39,763	$ 38,616
Stock-based compensation tax benefit (expense)	$ (850)	$ 2,833	$ (1,424)

Unrecognized Stock-Based Compensation Expense

Unrecognized stock-based compensation expense at December 27, 2025 consisted of the following (in thousands):

	Unrecognized Expense	Weighted Average Recognition Period (Years)
Restricted stock units	$ 41,880	2.1
Performance restricted stock units	9,935	2.0
Employee stock purchase plan	463	0.1
Total unrecognized stock-based compensation expense	$ 52,278	2.0

Valuation Assumptions

The following assumptions were used in estimating the fair value of PRSUs:

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
PRSUs:			
Dividend yield	—%	—%	—%
Expected volatility	54.0% - 55.2%	50.8%	50.7%
Risk-free interest rate	3.5% - 3.6%	3.7%	4.4%
Expected life (in years)	2.7 - 2.9	2.9	2.9

The following assumptions were used in estimating the fair value of shares under the Employee Stock Purchase Plan:

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
Employee Stock Purchase Plan:			
Dividend yield	—%	—%	—%
Expected volatility	40.5% - 67.7%	40.4% - 58.7%	40.6% - 60.2%
Risk-free interest rate	4.2% - 5.1%	4.7% - 5.5%	0.8% - 5.5%
Expected life (in years)	0.5 - 1.0	0.5 - 1.0	0.5 - 1.0

Note 15—Income Taxes

Components of Income Before Income Taxes

The components of income before income taxes were as follows (in thousands):

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
United States	$ 48,817	$ 66,953	$ (10,681)
Foreign	20,574	12,459	99,948
	$ 69,391	$ 79,412	$ 89,267

Provision for Income Taxes

The components of the provision for income taxes are as follows (in thousands):

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
Current provision:			
Federal	$ 4,585	$ 15,688	$ 8,970
State	647	1,703	835
Foreign	5,845	5,762	9,175
	11,077	23,153	18,980
Deferred provision (benefit):			
Federal	2,699	(11,446)	(10,810)
State	(657)	(1,806)	(330)
Foreign	(115)	(103)	(960)
	1,927	(13,355)	(12,100)
Total provision for income taxes:			
Federal	7,284	4,242	(1,840)
State	(10)	(103)	505
Foreign	5,730	5,659	8,215
	$ 13,004	$ 9,798	$ 6,880

Tax Rate Reconciliation

The following is a reconciliation of the difference between income taxes computed by applying the federal statutory rate of 21% and the provision from income taxes for fiscal 2025, 2024, and 2023 (dollars in thousands):

	Fiscal Year Ended					
	December 27, 2025		December 28, 2024		December 30, 2023	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. statutory federal tax	$ 14,572	21.0 %	$ 16,676	21.0 %	$ 18,746	21.0 %
State taxes and credits, net of federal benefit [1]	(1,457)	(2.1)	(1,309)	(1.6)	(891)	(1.0)
Foreign tax effects:						
Germany:						
Foreign taxes at rates different than the U.S.	1,657	2.4	1,099	1.4	8,615	9.7
Foreign gain exclusion	—	—	—	—	(21,568)	(24.2)
Other	(274)	(0.4)	800	1.0	24	—
China:						
Reversal of book gain/loss on China Sale	—	—	1,072	1.4	—	—
Foreign Tax on China Sale	—	—	2,395	3.0	—	—
Other	—	—	(129)	(0.2)	21	—
Other foreign jurisdictions	405	0.6	281	0.4	657	0.8
Effects of cross-border tax laws:						
Global intangible low-taxed income	—	—	660	0.8	4,783	5.4
Foreign-derived intangible income	(1,515)	(2.2)	(3,774)	(4.8)	(2,986)	(3.3)
Other	(18)	—	(26)	—	(19)	—
Tax credits:						
Research tax credits	(5,858)	(8.3)	(4,857)	(6.1)	(7,406)	(8.3)
Other credits	(240)	(0.3)	(241)	(0.3)	(306)	(0.3)
Changes in valuation allowance	(160)	(0.2)	(196)	(0.2)	181	0.2
Nontaxable or nondeductible items:						
Equity compensation	850	1.2	(2,833)	(3.6)	1,424	1.6
Officer's compensation	964	1.4	2,258	2.8	296	0.3
Reversal of book gain/loss on China sale	—	—	(4,790)	(6.0)	—	—
Other	421	0.6	212	0.3	432	0.5
Changes in unrecognized tax benefits	3,745	5.4	2,669	3.4	5,107	5.7
Other adjustments	(88)	(0.4)	(169)	(0.4)	(230)	(0.4)
Total	$ 13,004	18.7 %	$ 9,798	12.3 %	$ 6,880	7.7 %

[1] State taxes in Oregon made up the majority (greater than 50%) of the tax effect in this category for 2023-2025.

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to be reversed.

Significant deferred tax assets and liabilities consisted of the following (in thousands):

	As of	
	December 27, 2025	December 28, 2024
Tax credits	$ 33,886	$ 31,196
Inventory reserve	12,126	12,818
Other reserves and accruals	11,168	10,600
Non-statutory stock options	1,905	2,213
Lease liability	3,481	4,857
Research and development expenditures capitalization	63,372	65,520
Net operating loss carryforwards	17,125	17,295
Gross deferred tax assets	143,063	144,499
Valuation allowance	(50,418)	(47,938)
Total deferred tax assets	92,645	96,561
Right-of-use assets	(2,803)	(4,104)
Acquired intangibles and fixed assets	(1,918)	(445)
Total deferred tax liabilities	(4,721)	(4,549)
Net deferred tax assets	$ 87,924	$ 92,012

We are required to evaluate the realizability of our deferred tax assets in both our U.S. and non-U.S. jurisdictions on an ongoing basis to determine whether there is a need for a valuation allowance with respect to such deferred tax assets. As of December 27, 2025, we maintained a valuation allowance of $50.4 million, primarily related to California deferred tax assets and foreign tax credit carryovers, due to uncertainty about the future realization of these assets. We believe that future reversals of taxable temporary differences, and our forecast of continued earnings in both our U.S. and non-U.S. jurisdictions, support our decision to not record a valuation allowance on other deferred tax assets.

Tax Credits and Carryforwards

Tax credits and carryforwards available to us at December 27, 2025 consisted of the following (in thousands):

	Amount	Expiration Date(s)
Federal research and development tax credit	$ 12,042	2043-2045
Foreign tax credit carryforwards	592	2026-2027
California research credits	66,627	Indefinite
State net operating loss carryforwards	239,068	2026-Indefinite
Singapore net operating loss carryforwards	2,900	Indefinite

Undistributed Earnings

As of December 27, 2025, unremitted earnings of foreign subsidiaries was estimated at $37.7 million. We intend to permanently invest $15.0 million of undistributed earnings indefinitely outside of the U.S. To the extent we repatriate the remaining $22.7 million of undistributed foreign earnings to the U.S., we have not established a deferred tax liability for foreign withholding taxes. Foreign earnings that can be remitted back to the U.S. are from jurisdictions with current tax treaties, which exempt us from withholding taxes. Our estimates are provisional and subject to further analysis.

Unrecognized Tax Benefits

We recognize the benefits of tax return positions if we determine that the positions are "more-likely-than-not" to be sustained by the taxing authority. Interest and penalties accrued on unrecognized tax benefits are recorded as tax expense in the period incurred.

The following table reflects changes in the unrecognized tax benefits (in thousands):

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
Unrecognized tax benefit, beginning balance	$ 48,364	$ 45,574	$ 40,098
Additions based on tax positions related to the current year	3,504	3,813	4,726
Additions based on tax positions from prior years	163	—	858
Reductions for tax positions of prior years	(7)	(990)	—
Reductions due to lapse of the applicable statute of limitations	(36)	(33)	(108)
Unrecognized tax benefit, ending balance	$ 51,988	$ 48,364	$ 45,574
Interest and penalties recognized as a component of provision (benefit) for income taxes	$ 728	$ 205	$ 34
Interest and penalties accrued at period end	997	269	63

Of the unrecognized tax benefits at December 27, 2025, $27.2 million would impact the effective tax rate if recognized.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities which might result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is judgmental in nature. However, we believe we have adequately provided for any reasonably foreseeable outcome related to those matters. Our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire.

At December 27, 2025, our tax years 2022 through 2025, 2021 through 2025 and 2020 through 2025, remain open for examination in the federal, state and foreign jurisdictions, respectively. However, to the extent allowed by law, the taxing authorities may have the right to examine prior periods where net operating losses and credits were generated and carried forward, and make adjustments up to the net operating loss and credit carryforward amounts.

Cash Taxes Paid
Income taxes paid, net of refunds received, by jurisdiction are as follows (in thousands):

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
US federal	$ 1,859	$ 2,246	$ 4,184
Domestic state and local			
Oregon	*	1,229	*
Other	605	339	304
Foreign			
Germany - Federal	3,093	4,332	7,152
Germany - Thiendorf	2,149	3,911	3,087
Germany - Bergisch Gladbach	*	*	1,765
China	*	2,120	*
Other	1,226	1,407	893
Total	$ 8,932	$ 15,584	$ 17,385

* The amount of income taxes paid during the year does not meet the five percent disaggregation threshold.

Note 16—Employee Benefit Plans

We have an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. The plan is designed to provide employees with an accumulation of funds for retirement on a tax-deferred basis and provide for annual discretionary employer contributions. The total charge to net income under the 401(k) plan for fiscal 2025, 2024 and 2023 aggregated to $2.7 million, $2.6 million and $2.3 million, respectively.

Note 17—Segments and Geographic Information

We operate in two reportable segments consisting of the Probe Cards Segment and the Systems Segment.

Our chief operating decision maker ("CODM") is our President and Chief Executive Officer, who assesses the reportable segments' performance by using each reportable segment's net contribution to make decisions about allocating resources and assessing performance for the entire company. The CODM uses net contribution for each reportable segment predominantly in the annual budget and forecasting process, as well as consideration of budget-to-actual variances on a quarterly basis when making decisions for assessment of our performance and results of operations. Certain components of net contribution are utilized to determine executive compensation along with other measures.

The following table provides net contribution by reportable segment and includes a reconciliation to income before income taxes (dollars in thousands):

	Fiscal 2025			
	Probe Cards	Systems	Corporate and Other	Total
Revenues	$ 637,898	$ 147,095	$ —	$ 784,993
Cost of revenues	379,398	85,542	11,202	476,142
Gross profit	258,500	61,553	(11,202)	308,851
Gross margin	*40.5 %*	*41.8 %*		*39.3 %*
Research and development	86,295	18,816	10,571	115,682
Selling	29,085	14,938	7,276	51,299
Marketing	6,494	7,472	4,943	18,909
Net contribution	$ 136,626	$ 20,327	$ (33,992)	122,961
General and administrative				62,866
Factory start-up costs				3,025
Operating income				57,070
Interest income				10,640
Interest expense				(521)
Other income (expense), net				2,202
Income before income taxes and equity investment				$ 69,391

	Fiscal 2024			
	Probe Cards	Systems	Corporate and Other	Total
Revenues	$ 625,960	$ 137,639	$ —	$ 763,599
Cost of revenues	366,953	78,128	10,595	455,676
Gross profit	259,007	59,511	(10,595)	307,923
Gross margin	*41.4 %*	*43.2 %*		*40.3 %*
Research and development	90,463	20,617	10,858	121,938
Selling	31,462	16,082	5,994	53,538
Marketing	8,775	7,184	5,120	21,079
Net contribution	$ 128,307	$ 15,628	$ (32,567)	111,368
General and administrative				67,169
Gain on sale of business				20,581
Operating income				64,780
Interest income				14,111
Interest expense				(418)
Other income (expense), net				939
Income before income taxes and equity investment				$ 79,412

	Fiscal 2023			
	Probe Cards	Systems	Corporate and Other	Total
Revenues	$ 497,903	$ 165,199	$ —	$ 663,102
Cost of revenues	312,511	80,464	11,547	404,522
Gross profit	185,392	84,735	(11,547)	258,580
Gross margin	37.2 %	51.3 %		39.0 %
Research and development	83,104	21,487	11,174	115,765
Selling	26,912	17,026	8,581	52,519
Marketing	5,983	9,367	7,273	22,623
Net Contribution	$ 69,393	$ 36,855	$ (38,575)	67,673
General and administrative				57,870
Gain on sale of business				72,953
Operating income				82,756
Interest income				7,217
Interest expense				(421)
Other income (expense), net				(285)
Income before income taxes and equity investment				$ 89,267

Corporate and Other includes unallocated expenses relating to amortization of stock-based compensation expense, intangible assets, acquisition-related costs, including charges related to inventory and fixed assets stepped up to fair value, restructuring charges, and other costs, which are not used in evaluating the results of, or in allocating resources to, our reportable segments. Acquisition-related costs include transaction costs and any costs directly related to the acquisition and integration of acquired businesses.

Net contribution represents Operating income excluding general and administrative expenses and gains on sale of business, which are not used in evaluating the results of, or in allocating resources to, our reportable segments.

The following table summarizes revenue, by geographic region, as a percentage of total revenues based upon ship-to location:

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
South Korea	30.3 %	24.2 %	17.8 %
Taiwan	25.8	22.7	22.3
United States	19.4	24.1	25.9
China	7.4	13.5	13.8
Japan	5.5	4.4	5.5
Singapore	4.2	2.6	2.8
Europe	3.7	4.6	5.9
Malaysia	2.4	2.4	4.0
Rest of World	1.3	1.5	2.0
Total revenues	100.0 %	100.0 %	100.0 %

The following table summarizes revenue by market (in thousands):

	Fiscal Year Ended		
	December 27, 2025	December 28, 2024	December 30, 2023
Foundry & Logic	$ 369,897	$ 381,182	$ 363,539
DRAM	247,397	227,422	113,779
Flash	20,604	17,356	20,585
Systems	147,095	137,639	165,199
Total revenues	$ 784,993	$ 763,599	$ 663,102

The following table summarizes revenue by timing of revenue recognition (in thousands):

	Fiscal Year Ended								
	December 27, 2025			December 28, 2024			December 30, 2023		
	Probe Cards	Systems	Total	Probe Cards	Systems	Total	Probe Cards	Systems	Total
Products transferred at a point in time	$630,955	$131,859	$762,814	$620,597	$122,181	$742,778	$494,624	$155,145	$649,769
Services transferred over time	6,943	15,236	22,179	5,363	15,458	20,821	3,279	10,054	13,333
Total	$637,898	$147,095	$784,993	$625,960	$137,639	$763,599	$497,903	$165,199	$663,102

Long-lived assets, comprised of Operating lease, Right-of-use assets, Property, plant and equipment, net, Goodwill and Intangibles, net, reported based on the location of the asset was as follows (in thousands):

	December 27, 2025	December 28, 2024	December 30, 2023
United States	$ 449,966	$ 411,646	$ 414,607
Europe	48,733	21,323	23,204
Asia-Pacific	9,902	9,366	11,135
Total	$ 508,601	$ 442,335	$ 448,946

Note 18—Recent Accounting Pronouncements

Adopted
ASU 2023-09
In December 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures.*" The ASU includes requirements that an entity disclose specific categories in the rate reconciliation and provide additional information for reconciling items that are greater than five percent of the amount computed by multiplying pretax income by the applicable statutory income tax rate. The

standard also requires that entities disclose income before income taxes and provision for income taxes disaggregated between domestic and foreign. This ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. An entity may apply the amendments outlined in this ASU prospectively by providing the revised disclosures for the current period and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all periods presented. We adopted the new standard effective December 27, 2025. As a result, we have enhanced our income tax disclosures retrospectively by reconciling the U.S. federal statutory tax amount and rate to our actual global effective amounts and rates. See Note 15, *Income Taxes*, for additional information.

Pending Adoption
ASU 2024-03
In November 2024, the FASB issued ASU No. 2024-03, "*Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*." This ASU requires an entity to disclose, in tabular format, in the notes to the financial statements, specific information about certain costs and expenses. Although the ASU does not change the expense captions an entity presents on the face of the income statement, it requires disaggregation of certain expense captions into specified categories. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. An entity may apply the amendments prospectively for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. This ASU will impact only our disclosures and not our financial condition and results of operations. We are currently evaluating the effect the adoption of this ASU may have on our disclosures.

Note 19—Subsequent Events

On January 5, 2026, we adopted restructuring plans that are intended to better align our cost structure and support gross margin improvement to the Company's target financial model, while also aligning manufacturing capabilities with current and anticipated business needs and the Company's strategic priorities. As part of this restructuring plan, the Company is consolidating the manufacturing facilities located in Carlsbad, California and Baldwin Park, California, to other manufacturing facilities.

The restructuring plans are expected to result in the Company recording restructuring charges in the aggregate amount of approximately $30 million to $40 million, estimated to be comprised primarily of $20 million to $25 million of cost related to impairment of leasehold improvements, facility exits, and other costs, $9 million to $13 million of severance, retention and other employee-related costs to sever or retain approximately 200 to 300 employees, and $1 million to $2 million in contract and lease termination costs. Of these amounts, the Company expects the majority of the charges to be incurred in fiscal 2026.

The Company expects approximately $10 million to $15 million of the charges will result in future cash expenditures and approximately $20 million to $25 million in non-cash charges.